2/15



05005753

82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Banco Venezolano De Credito S.A Banco Universal

*CURRENT ADDRESS

PROCESSED

FEB 16 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4422 FISCAL YEAR 12-31-03

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 2/15/05

Exemption Number 82-4422

BANCO VENEZOLANO DE CREDITO S.A. BANCO UNIVERSAL

ARIS
12-31-03

Exhibits Filed With the
United States Securities and Exchange Commission
in connection with Periodic Disclosure Pursuant to
Rule 12g3-2(b) of the United States Securities
Exchange Act of 1934

February 4, 2005

Exemption Number 82-4422

EXHIBIT INDEX

Exhibit 1	2003 Annual Report
Exhibit 2	Audited financial statements as of June 30, 2004 and December 31, 2003
Exhibit 3	Balance Sheets at February 29, March 31, April 30, May 31, June 30, July 31, August 31, September 30, October 31, and November 30, 2004
Exhibit 4	Notice dated July 28, 2004 of Shareholders' Meeting held on August 12, 2004
Exhibit 5	Minutes of Shareholders' Meetings held on August 12, 2004
Exhibit 6	Press Releases issued on March 8, June 7, July 12, August 3, August 14, September 9, October 21, and December 3, 2004, and January 15, 2005.

VENEZOLANO DE CRÉDITO, S.A.
BANCO UNIVERSAL
AND ITS GRAND CAYMAN BRANCH

FINANCIAL STATEMENTS
AS OF DECEMBER 31 AND JUNE 30, 2003
TOGETHER WITH REPORT OF
INDEPENDENT PUBLIC ACCOUNTANTS

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL
AND ITS GRAND CAYMAN BRANCH

FINANCIAL STATEMENTS
AS OF DECEMBER 31 AND JUNE 30, 2003

MAZARS

ADRIANZA, GARCIA & ASOCIADOS

(Translation into English of a report and financial statements originally issued in Spanish solely made for the convenience of readers)

To the Stockholders and Board of Directors of
Venezolano de Crédito, S.A. Banco Universal:

We have audited the accompanying balance sheets of Venezolano de Crédito, S.A. Banco Universal and its Grand Cayman branch as of December 31 and June 30, 2003, and the related statements of income and allocation of net income, changes in the stockholders' equity and cash flows for the six-month periods then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Venezuela. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As explained in Note 2, the Bank presents its financial statements in conformity with accounting standards provided by Superintendencia de Bancos y Otras Instituciones Financieras – SUDEBAN (the Superintendence of Banks and Other Financial Institutions of Venezuela, hereinafter referred to as "SUDEBAN") applicable to the Venezuelan financial system. These accounting standards differ, in some aspects, from accounting principles generally accepted in Venezuela.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Venezolano de Crédito, S.A. Banco Universal and its

operations and their cash flows for the six-month periods then ended in conformity with accounting standards provided by the SUDEBAN.

Our audits were made for the purpose of forming an opinion on the basic financial statements of Venezolano de Crédito, S.A. Banco Universal and its Grand Cayman branch taken as a whole, stated in historical amounts. The supplemental information, included in Exhibits I to V, referred to the financial statements adjusted for inflation, is presented upon request of the SUDEBAN for purposes of additional analysis. This supplemental information is based on the historical financial statements, adjusted to incorporate the effects of inflation on the basic financial information. We have reviewed the entries prepared to reflect such adjustments and, in our opinion, the entries have been properly applied to the historical financial statements.

ADRIANZA, GARCÍA & ASOCIADOS
REPRESENTATIVES OF MAZARS INTERNACIONAL

Mercedes E. Rodríguez S.
Public Accountant CPC N° 17299
Registered with the CNV under N° R- 894
and with the SUDEBAN under N° CP 564

Caracas, Venezuela
January 12, 2004

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
BALANCE SHEETS AS OF DECEMBER 31 AND JUNE 30, 2003
(Stated in thousands of historical bolivars)

ASSETS	31-12-2003	30-6-2003
CASH AND DUE FROM BANKS:		
Cash	20,877,921	14,052,402
Banco Central de Venezuela (BCV) (Note 3)	171,204,043	94,619,754
Due from domestic banks and other financial institutions	53,291	25,012
Due from foreign banks and correspondents	15,210,383	28,031,045
Due from main office and branches	-	-
Clearing house funds	11,838,822	22,547,692
(Allowance for cash and due from banks)	-	-
	219,184,460	159,275,905
INVESTMENT SECURITIES (Note 4):		
Placements in BCV and interbank transactions	394,274,552	321,769,152
Trading securities	-	-
Available-for-sale securities	40,368,514	46,949,320
Held-to-maturity securities	207,820,567	96,170,591
Restricted cash investments	39,288,536	14,607,736
Other securities	-	-
(Allowance for investment securities)	-	-
	681,752,169	479,496,799
LOAN PORTFOLIO (Note 5):		
Current loans	335,015,440	305,493,768
Restructured loans	2,928,335	4,023,347
Past-due loans	4,319,591	7,528,701
Loans in litigation	3,316,128	1,052,418
(Allowance for loan portfolio)	(15,452,712)	(15,783,458)
	330,126,782	302,314,776
INTERESTS AND COMMISSIONS RECEIVABLE:		
Accrued interest receivable from cash and due from banks	4,301	4,391
Accrued interest receivable from investment securities	6,609,733	5,325,180
Accrued interest receivable from loan portfolio	3,851,481	6,356,175
Commissions receivable	1,245,203	1,006,986
Accrued interest receivable from other accounts receivable	-	-
(Allowance for accrued interest receivable and other)	(223,300)	(2,300,232)
	11,487,418	10,392,500
INVESTMENTS IN SUBSIDIARIES, AFFILIATES AND BRANCHES (Note 6):		
Investments in subsidiaries and affiliates	5,442,434	5,315,585
Investments in branches	-	-
(Allowance for investments in subsidiaries, affiliates and branches)	(28,301)	(28,301)
	5,414,133	5,287,284
FORECLOSED ASSETS (Note 8)	11,767,869	14,250,555
PREMISES AND EQUIPMENT (Note 9)	25,233,651	25,844,558
OTHER ASSETS (Note 10)	11,401,545	13,109,156
	1,296,368,027	1,009,971,533
MEMORANDUM ACCOUNTS (Note 16):		
Contingent debit accounts	202,442,630	136,955,654
Trust assets	2,037,564,953	2,153,416,248
Other trusts	96,807,201	-
Other debit memorandum accounts	1,554,848,988	1,176,124,270
	3,891,663,772	3,466,496,172

The accompanying notes (1 to 26) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
BALANCE SHEETS AS OF DECEMBER 31 AND JUNE 30, 2003
(Stated in thousands of historical bolivars)

LIABILITIES AND STOCKHOLDERS' EQUITY	31-12-2003	30-6-2003
CUSTOMERS' DEPOSITS (Note 11):		
Deposits in current accounts		
Non-interest-bearing current accounts	247,673,987	199,722,961
Interest-bearing current accounts	345,580,616	251,763,512
Other demand obligations	20,887,784	22,546,858
Money transaction table obligations	-	-
Savings deposits	149,291,397	126,998,648
Time deposits	117,020,198	82,653,113
Securities issued by the Bank	-	-
Restricted customers' deposits	48,732,903	51,101,540
	929,186,885	734,786,632
OBLIGATIONS WITH BANCO CENTRAL DE VENEZUELA (BCV)	-	-
DEPOSITS AND OBLIGATIONS WITH BANCO NACIONAL DE AHORRO Y PRÉSTAMO	-	-
OTHER BORROWINGS (Note 12):		
Obligations with domestic financial institutions due in one year or less	13,671,598	39,326,216
Obligations with domestic financial institutions due over one year	-	-
Obligations with foreign financial institutions due in one year or less	137,024,119	27,182,180
Obligations with foreign financial institutions due over one year	-	-
Obligations from other borrowings due in one year or less	-	-
Obligations from other borrowings due over one year	568,776	573,951
	151,264,493	67,082,347
OTHER FINANCIAL INTERMEDIATION OBLIGATIONS	483,548	54,492
INTERESTS AND COMMISSIONS PAYABLE:		
Accrued expenses for customers' deposits	312,804	467,840
Accrued expenses for obligations with BCV	-	-
Accrued expenses for obligations and deposits with Banco Nacional de Ahorro y Préstamo	-	-
Accrued expenses for other borrowings	73,806	77,819
Accrued expenses for other financial intermediation obligations	-	-
Accrued expenses for obligations convertible into capital	-	-
Accrued expenses for subordinated obligations	-	-
	386,610	545,659
ACCRUALS AND OTHER LIABILITIES (Note 13)	53,582,790	49,184,978
Total liabilities	1,134,904,326	851,654,108
STOCKHOLDERS' EQUITY (Note 14):		
Paid-in capital	42,000,000	42,000,000
Uncapitalized equity contributions	27,385,896	27,385,896
Capital reserves	42,853,586	40,780,766
Retained earnings	48,411,339	46,617,189
Unrealized gain or loss on available-for-sale securities	812,880	1,533,574
Treasury stock	-	-
Total stockholders' equity	161,463,701	158,317,425
	1,296,368,027	1,009,971,533
PER CONTRA MEMORANDUM ACCOUNTS	3,891,663,772	3,466,496,172

The accompanying notes (1 to 26) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
STATEMENTS OF INCOME AND ALLOCATION OF NET INCOME
FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2003
(Stated in thousands of historical bolivars, except for amounts per share)

	31-12-2003	30-6-2003
FINANCIAL INCOME:		
Cash and due from banks	89,823	1,965,081
Investment securities	35,858,641	16,473,869
Loan portfolio	34,510,916	53,684,018
Other accounts receivable	767,944	638,945
Investments in subsidiaries, affiliates and branches	-	-
Main office and branches	-	-
Other	120,840	133,966
	71,348,164	72,895,879
FINANCIAL EXPENSES:		
Customers' deposits	5,442,876	17,954,081
Obligations with BCV	-	-
Deposits and obligations with Banco Nacional de Ahorro y Préstamo	-	-
Other borrowings	335,929	293,784
Other financial intermediation obligations	216,920	37,644
Subordinated obligations	-	-
Obligations convertible into capital	-	-
Main office and branches	-	-
Other	557	9,808
	5,996,282	18,295,317
Gross financial margin	65,351,882	54,600,562
INCOME FROM RECOVERY OF FINANCIAL ASSETS	231,775	212,464
EXPENSES FOR UNCOLLECTIBLE AND IMPAIRED FINANCIAL ASSETS:		
Uncollectible loans and other accounts receivable	375,909	1,295,493
Expenses for allowance and adjustments	-	-
	375,909	1,295,493
Net financial margin	65,207,748	53,517,533
OTHER OPERATING INCOME (Note 15)	19,815,041	40,484,119
OTHER OPERATING EXPENSES	2,176,886	14,360,031
Financial intermediation margin	82,845,903	79,641,621
LESS- OPERATING EXPENSES:		
Personnel	21,254,719	18,560,252
General and administrative expenses	17,116,283	15,958,900
Contributions to FOGADE	1,488,768	1,367,280
Contributions to SUDEBAN	490,765	439,765
	40,350,535	36,326,197
Gross operating margin	42,495,368	43,315,424
Income from foreclosed assets	2,039,675	772,512
Income from special programs	-	-
Miscellaneous operating income	1,097,185	1,386,513
Expenses for foreclosed assets	(2,294,085)	(2,269,362)
Expenses for depreciation, amortization and impaired miscellaneous assets	(57,426)	(57,426)
Miscellaneous operating expenses	(1,380,841)	(556,907)
	(595,492)	(724,670)
Net operating margin	41,899,876	42,590,754
EXTRAORDINARY INCOME	212,881	-
EXTRAORDINARY EXPENSES	226,350	250,037
Gross income before income taxes	41,886,407	42,340,717
INCOME TAXES	430,000	-
Net income	41,456,407	42,340,717
ALLOCATION OF INCOME, net:		
Legal reserve (Note 14)	2,072,820	4,234,072
Statutory earnings-		
Board of Directors	3,569,437	3,476,709
Officers and employees	-	-
	3,569,437	3,476,709
LOSEP contribution	-	346,299
Retained earnings-		
Restricted undistributed earnings	584,794	1,739,665
Available undistributed earnings	35,229,356	32,543,972
	35,814,150	34,283,637
	41,456,407	42,340,717
NET EARNINGS PER SHARE (In bolivars)	494	504
AVERAGE OF OUTSTANDING SHARES FOR THE SIX-MONTH PERIOD (In thousands)	84,000	84,000

The accompanying notes (1 to 26) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
STATEMENTS OF CHANGES IN THE STOCKHOLDERS' EQUITY
FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2003
(Stated in thousands of historical bolivars)

	Paid-in capital	Uncapitalized equity contributions	Capital reserves	Retained earnings: Restricted undistributed earnings	Retained earnings: Available undistributed earnings	Retained earnings: Total	Unrealized gain or loss on available-for-sale securities	Total stockholders' equity
BALANCES, as of December 31, 2002	42,000,000	27,385,896	34,150,766	6,595,197	47,825,815	54,421,012	(372,851)	157,584,823
Net income for the six-month period	-	-	-	-	42,340,717	42,340,717	-	42,340,717
Transfer to legal reserve (Note 14)	-	-	4,234,072	-	(4,234,072)	(4,234,072)	-	-
Supplement for the provision for legal reserve of net income for the prior six-month period	-	-	2,395,928	-	(2,395,928)	(2,395,928)		
Statutory earnings - Board of directors	-	-	-	-	(3,476,709)	(3,476,709)	-	(3,476,709)
Dividends declared (Note 14)- Cash	-	-	-	-	(39,480,000)	(39,480,000)	-	(39,480,000)
Net unrealized gain on valuation of available-for-sale securities	-	-	-	-	-	-	1,906,425	1,906,425
Transfer of 50% of income of the foreign branch for the six-month period	-	-	-	1,568,237	(1,568,237)	-	-	-
Transfer of 50% of income of the foreign branch for the prior six-month period	-	-	-	1,120,459	(1,120,459)	-	-	-
Adjustment to restricted undistributed earnings from equity in earnings of subsidiaries	-	-	-	171,428	(171,428)	-	-	-
Adjustment to restricted undistributed earnings from equity in earnings of subsidiaries for prior six-month periods	-	-	-	118,951	(118,951)	-	-	-
LOSEP contribution	-	-	-	-	(346,299)	(346,299)	-	(346,299)
Release of the general provision for restricted investments in prior years	-	-	-	(208,839)	208,839	-	-	-
Adjustment to defer capitalized interests to the loan portfolio in prior six-month periods as provided by official document Nº SBIF-G13-06407 dated 6-20-03 issued by SUDEBAN	-	-	-	-	-211,532	(211,532)	-	(211,532)
BALANCES, as of June 30, 2003	42,000,000	27,385,896	40,780,766	9,365,433	37,251,756	46,617,189	1,533,574	158,317,425
Net income for the six-month period	-	-	-	-	41,456,407	41,456,407	-	41,456,407
Transfer to legal reserve (Note 14)	-	-	2,072,820	-	(2,072,820)	(2,072,820)	-	-
Statutory earnings - Board of directors	-	-	-	-	(3,569,437)	(3,569,437)	-	(3,569,437)
Dividends declared (Note 14)- Cash	-	-	-	-	(34,020,000)	(34,020,000)	-	(34,020,000)
Net unrealized loss on valuation of available-for-sale securities	-	-	-	-	-	-	(720,694)	(720,694)
Transfer of 50% of income of the foreign branch for the six-month period	-	-	-	457,946	(457,946)	-	-	-
Adjustment to restricted undistributed earnings from equity in earnings of subsidiaries	-	-	-	126,848	(126,848)	-	-	-
BALANCES, as of December 31, 2003	42,000,000	27,385,896	42,853,586	9,950,227	38,461,112	48,411,339	812,880	161,463,701

The accompanying notes (1 to 26) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2003
(Stated in thousands of historical bolivars)

	31-12-2003	30-6-2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income for the six-month period	41,456,407	42,340,717
Adjustments to reconcile net income to cash from operating activities-		
Allowance for uncollectible and impaired financial assets	375,909	1,295,493
Depreciation and amortization	4,314,641	4,179,430
Equity in earnings for the six-month period	(126,848)	(171,428)
Net change in other assets	669,257	2,673,016
Net change in interests and commissions receivable	(449,234)	824,091
Net change in accruals and other liabilities	4,104,669	(12,125,645)
Net change in interests and commissions payable	(159,050)	(9,657,589)
Statutory earnings	(3,569,437)	(3,476,709)
Net cash from operating activities	46,616,314	25,881,376
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:		
Net change in customers' deposits	194,400,254	(52,031,079)
Net change in other borrowings	84,182,146	41,094,448
Net change in other financial intermediation obligations	429,056	(2,713,247)
Dividends paid	(34,020,000)	(39,480,000)
Net cash from (used in) financing activities	244,991,456	(53,129,878)
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Loans granted for the period	(292,271,483)	(319,872,494)
Loans collected for the period	263,731,026	369,420,828
Net change in placements in BCV and interbank transactions	(72,505,400)	(267,300,364)
Net change in available-for-sale securities	5,860,112	15,480,079
Net change in held-to-maturity securities	(111,649,976)	70,927,403
Net change in restricted cash investments	(24,680,800)	104,889,256
Net change in other investment securities	-	-
Additions to premises and equipment and foreclosed assets, net	(182,694)	374,118
Net cash used in investing activities	(231,699,215)	(26,081,174)
Net increase (decrease) in cash and due from banks	59,908,555	(53,329,676)
CASH AND DUE FROM BANKS, at the beginning of the six-month period	159,275,905	212,605,581
CASH AND DUE FROM BANKS, at the end of the six-month period	219,184,460	159,275,905

The accompanying notes (1 to 26) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH

NOTES TO THE FINANCIAL STATEMENTS DECEMBER 31 AND JUNE 30, 2003

NOTE 1.- Incorporation and Purpose:

Venezolano de Crédito, S.A. Banco Universal is a bank incorporated in Caracas on June 4, 1925. The principal business purpose of the Bank and its foreign branch is to conduct operations and banking business as allowed by Venezuelan laws. Venezolano de Crédito, S.A. Banco Universal is domiciled in Caracas and has incorporated branches and agencies within the country and in Grand Cayman Islands.

Venezolano de Crédito, S.A. Banco Universal is a Universal Bank subject to the General Law of Banks and Other Financial Institutions, Financial Regulation Law and Trust Law, and subject to the applicable regulations of the SUDEBAN, and Banco Central de Venezuela – BCV (Central Bank of Venezuela, hereinafter referred to as "BCV"). Additionally, the Bank is registered with the "Comisión Nacional de Valores" (National Securities Commission) and is listed on the "Bolsa de Valores de Caracas" (Caracas Stock Exchange); therefore, it is also subject to the Capital Market Law and the standards of the National Securities Commission.

The Bank and its Branch are members of Grupo Venezolano de Crédito and Grupo Vencred and carry out transactions with other members of these Groups.

NOTE 2.- Accounting Policies and Practices:

a. Basis of presentation-

The accompanying financial statements have been prepared in accordance with the accounting practices provided by the SUDEBAN. Some of these practices differ from generally accepted accounting principles in Venezuela commonly applied in the preparation of financial statements of other industries. The most significant differences are the nonrecognition of the effects of inflation on the financial statements as basic information but as supplemental information (see Exhibits I to V), the amortization of foreclosed assets represented by chattels and real estate and creation of general provisions for loan portfolio, which are not required under generally accepted accounting principles, the nonrecognition of gains or losses from the sale of certain foreclosed assets, as required by the SUDEBAN (see Note 8) and the nonconsideration as cash and cash equivalents of trading investment securities convertible into short-term cash, not subject to significant value fluctuation risks.

A summary of the most important policies and practices followed by the Bank and its Branch in the preparation of their financial statements is as follows:

b. Use of estimates-

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. Principles of combination or integration-

The financial statements include the accounts of Venezolano de Crédito, S.A. Banco Universal and its Grand Cayman branch. For combination or integration purposes of the accounts of the Bank with its foreign branch, the accounting records of which are stated in US dollars, the financial statements of such branch have been translated into bolivars by applying the year-end exchange rate.

The exchange rates applied by the Bank as of December 31 and June 30, 2003, for the conversion of the financial statements of its foreign branch were Bs. 1,596.00 and Bs. 1,399.50 per US dollar, respectively (see Notes 7 and 24).

d. Cash and equivalents-

For reporting purposes of the statements of cash flows, the Bank considers cash and due from banks in local and foreign currency represented by cash, gold in coins and bars, deposits in BCV, demand deposits in banks and other financial institutions and clearinghouse funds to be cash and equivalents.

e. Investment securities-

Investment securities are classified into three categories: trading, available-for-sale and held-to-maturity. This classification is based on the management's intent with respect to these securities at the acquisition date. Those investment securities acquired to obtain benefits from short-term price fluctuations are classified as trading securities and carried at fair market value; the unrealized gains/losses are included in income. Held-to-maturity investment securities correspond to debt securities on which the Bank has the intention and capacity of holding until maturity. Such investment securities are accounted for at cost adjusted for the amortization of premiums or discounts. Available-for-sale securities are those not classified as trading nor as held-to-maturity securities; they are accounted for at fair market values and the unrealized gains/losses are reported in the stockholders' equity.

Placements in BCV and interbank placements include liquidity surplus investments made by financial institutions with BCV in overnight obligations and obligations issued by local financial institutions due in 60 days or less, which are recorded at their realization value, equivalent to nominal value.

As of December 31 and June 30, 2003, restricted cash investment securities are mainly represented by investment securities acquired under resale agreements (repo transactions).

The Bank uses the acquisition cost of the security to be traded as calculation basis to determine the realized gain or loss from the sale of investment securities.

Permanent reductions of the fair values of available-for-sale or held-to-maturity securities are charged to income for the period as they arise.

f. Repurchase-resale agreements-

The Bank enters into short-term purchase contracts of securities under agreements to resell (repo agreements). The amounts placed for repo transactions are recorded in the "Restricted cash investments" caption. The Bank monitors the credit risk of the counterparts of the purchase contracts under resale agreements in order to evaluate whether it is necessary to adjust the book value of the repo agreement to the market value of the securities related to the resale agreements.

g. Allowance for loan portfolio and contingent portfolio-

The allowance for loan portfolio and contingent portfolio is maintained at levels adequate to cover potential losses from loans determined on the basis of the standards provided by the

SUDEBAN. Management determines the adequacy of such allowance through specific credit reviews, recent loss experience, current economic conditions, risk characteristics of loan categories, fair value of guarantees received and other important factors. The allowance for loan portfolio is increased with charges to income and is reduced by losses recognized in the portfolio.

In addition to the specific provisions determined on the basis mentioned in the preceding paragraph, the allowance for loan portfolio includes a general provision, that is over 1% of the gross loan portfolio granted as of December 31 and June 30, 2003, except for the loan portfolio to micro-entrepreneurs that requires as of December 31 and June 30, 2003 a general provision of 2%, pursuant to Resolution N° 009/1197 dated November 28, 1997 and Resolution No. 010-02 dated January 24, 2002. At December 31 and June 30, 2003 the general provision is equivalent to 1.77% and 1.80% of the total loan portfolio, respectively.

The general provision for contingent loans is recorded based on 1% of the balance of said portfolio and is shown in the "Accruals and other liabilities" caption.

h. Derivatives-

The Bank entered into forward foreign currency contracts until the implementation of the new exchange control regime (see Note 23). Such contracts were entered into for trading purposes and to manage the exposure risk in foreign currency (hedging). The current contracts correspond to transactions made before the effectiveness of such regime.

The forward foreign currency contracts for trading purposes and those that do not meet the necessary conditions to be classified as hedging are accounted for at their fair value. Fair value is determined by calculating the forward exchange rate at which the Bank would agree a similar transaction on the basis of the current value of discounted flows for the remaining term from the year-end until the maturity date, obtaining the unrealized gain or loss from the difference between the year-end spot rate and the forward rate obtained thereby.

Forward foreign currency contracts qualified as hedging contracts are recognized in the memorandum accounts at their notional value. The results from the valuation of future transactions as they represent gains or losses are recorded in "Other assets" and "Financial intermediation obligations", respectively, while increases or decreases in those assets subject to hedging for adjustments at their market value are recorded in "Obligations for transactions with derivatives" and "Other assets".

i. Investments in unconsolidated affiliates and subsidiaries-

Those investments in companies over 20% owned by the Bank are accounted for under the equity method. Under this method, the equity in the investment is recorded in income as "Other operating income" or "Other operating expenses" and the dividends are credited to the investment account as declared. Pursuant to the SUDEBAN, income from equity in earnings or losses of subsidiaries or affiliates is reclassified to the "Restricted undistributed earnings" account until they are available, which occurs once dividends are paid by subsidiaries or affiliates, then they are reclassified to the "Available undistributed earnings" account.

j. Foreclosed assets-

Foreclosed assets are mainly composed of real estate and chattels, idle assets and other foreclosed assets. Real estate and chattels received in payment are accounted for at the lower of capital book value and expenditures recoverable owed by the borrower, market value, legal foreclosure value or appraisal value. Idle assets are accounted for at the lower of book or realization value. Improvements or additions that may increase the useful life of assets or their realization value are added to the cost of the related asset. The costs derived from maintaining these assets are expensed as incurred. According to current regulations, assets received in payment, real estate and chattels must be sold within a maximum term of one and three years, respectively, period over which they are amortized, while idle assets are removed from the asset accounts after 24 months, period over which they are amortized.

Other foreclosed assets are composed of assets acquired or constructed by the Bank for sale. They are accounted for at their acquisition cost plus all those capitalizable costs incurred to make such asset saleable.

k. Premises and equipment-

Premises and equipment in this category are owned by the Bank for its use and are stated at acquisition cost. Premises and equipment are depreciated using the straight-line method based on the estimated useful lives of assets. Expenditures for maintenance and repairs are charged directly to income and improvements and renewals that may increase the capacity of service and efficiency or extend the useful life are added to the cost of the related properties. Upon sale or disposal of assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in income.

l. Deferred expenses-

Deferred expenses mainly include disbursements for organization and facility expenses, goodwill, purchased licenses and leasehold improvements, which are not recognized as expenses as paid but allocated to future periods, since the benefits derived thereof extend further than the period in which they were incurred. Deferred expenses are recorded at cost and are amortized over a maximum term of four years, except for goodwill that is amortized over 20 years or less.

m. Allowance to cover other uncollectibility and impairment risks-

Management determines the adequacy of the allowance to cover potential losses of collectibility or recoverability of other assets through the application of criteria similar to those applied for the loan portfolio, as applicable, and considering the evaluation of other relevant factors. The allowance for other assets is increased by charges to income and reduced by losses recognized of said assets through the related write-offs. Additionally, Management determines the allowance for other assets based on the analysis of their aging in conformity with the requirements of the SUDEBAN.

n. Accrual for labor indemnities-

Accrual for labor indemnities is recorded based upon the actual obligation in accordance with the Labor Law and the current collective contract. The Bank has simple labor indemnities deposited in a trust on behalf of its employees. Penalty indemnities paid for unjustified dismissals are charged to expenses as paid.

o. Income taxes-

The provision for income taxes is calculated on the basis of net taxable income determined pursuant to the current Venezuelan tax law. The income tax liability calculated on this basis is shown in the "Accruals and other liabilities" caption.

Due to the uncertain recovery of the deferred tax asset, the Bank does not recognize such tax as derived from the possibility of deducting the tax loss carryforwards in future periods.

p. Retirement pension plan-

The costs of a noncontributory pension plan are accumulated based upon actuarial calculations. For the last actuarial calculation made by the Bank on December 31, 2002, the effective discount rates and increases used to calculate the obligation for the benefit projected in long term were 13% and 9% on an annual basis, respectively.

q. Trust assets-

Trust assets are valued based on the same standards the Bank uses to value its own assets, except for the loan portfolio, for which no general provision was created given that Management considered it to be non applicable, and investment securities, according to the standards of the SUDEBAN, are valued at acquisition cost adjusted for the amortization of premiums or discounts, as applicable.

r. Financial income and expense-

Interest income and expense are recorded in the period when earned, depending on the effectiveness of the transactions generating the income or expense.

Accrued interests on past due loans and loans in litigation are recorded in memorandum accounts and recognized as income when collected. Additionally, the Bank provisions accrued interests based on the risk classification percentage determined for the loan portfolio that originated them, except for accrued interests on those loans qualified as a loss risk over 15% (10% for June 2003) classified as actual risk, high-risk and irrecoverable and on the portfolio classified as past due or in litigation, which are fully provisioned. In addition, interests on installment loans are provisioned when they are 30 days due.

Loans included in high risk or irrecoverable categories do not accrue any interest income, even if they are current or restructured. Accrued interests earned after said classifications will be booked in the related memorandum accounts.

According to the provisions of BCV, the Bank determines asset and liability interest rates with its clients, taking in consideration the financial market conditions.

s. Other income-

Income from commissions, income from the sale of the Bank's assets and miscellaneous income from services or recovery of disposed, written-off or depreciated assets, are recorded as collected or extinguished in the "Income from recovery of financial assets", "Other operating income", "Income from foreclosed assets" and "Miscellaneous operating income" captions.

t. Foreign currency transactions and balances-

Foreign currency transactions are recorded at the exchange rate in effect at the transaction date. As of December 31 and June 30, 2003, foreign currency balances were adjusted at the official exchange rate fixed in the Exchange Agreement N° 2, published by BCV upon application of the new exchange management regime (see Note 24).

As of December 31 and June 30, 2003, the exchange rate used by the Bank was Bs. 1,596.00 per US dollar.

The foreign currency balances included in the balance sheets as of December 31 and June 30, 2003 are detailed in Note 23.

u. Net earnings per share-

Net earnings per share shown in the accompanying statements of income and allocation of net income have been determined by dividing the net income for the six-month period by the average number of outstanding shares existing during the six-month periods ended December 31 and June 30, 2003.

NOTE 3.- Reserve balances and other deposits maintained in BCV:

Under the General Law of Banks and Other Financial Institutions, credit institutions are required to maintain certain levels of cash liquidity pledged in favor of BCV, as provided by such institute through special resolutions. As of December 31 and June 30, 2003, the reserve balance was fixed by BCV at 15% of the weekly average of deposits, customers' deposits, obligations or liability transactions carried out by the institution with private sector entities (regular reserve balance) and public sector entities. The reserve balance must be made in US dollars when the liabilities have been contracted in foreign currency.

BCV through resolution N° 03-07-01, published in the Official Gazette N° 37723 dated July 2, 2003, announced that the reserve balance was eliminated; therefore, for the six-month period ended December 31, 2003, the regular reserve balance was not interest-bearing, while for the six-month period ended June 30, 2003, 4% of the reserve balance corresponding to deposits, customers' deposits, obligations and liability transactions made in bolivars subject to regular reserve balance bear interest at weighted average liability rate paid for savings and time deposits by commercial and universal banks, during the week previous to the reserve balance creation..

As of December 31 and June 30, 2003, the reserve balance required by the BCV amounts to Bs. 124,231 million and Bs. 93,819 million, respectively. The Bank maintained balances available in the BCV to cover such reserve balance.

NOTE 4.- Investment securities:

Investments in debt securities and capital have been classified in the financial statements based on management's intent with respect to these securities. As of December 31 and June 30, 2003, investment securities are represented as follows:

	31-12-03	30-06-03
	(In thousands of bolivars)	
Investment securities-		
Placements in BCV and interbank transactions	**394,274,552**	321,769,152
Available-for-sale securities	**40,368,514**	46,949,320
Held-to-maturity securities	**207,820,567**	96,170,591
Restricted cash securities	**39,288,536**	14,607,736
	681,752,169	479,496,799

a. Placements in BCV and interbank transactions-

The book value of placements in BCV and interbank transactions, which are shown at their realization value, is as follows:

	31-12-03	30-06-03
	(In thousands of bolivars)	
Placements in BCV and interbank transactions:		
Bonds and obligations issued by BCV-		
Registered demand certificates of deposit issued by BCV with annual yields between 14% and 16%, and a nominal value of Bs. 372,940 million and due between January and February 2004 as of December 2003 (with annual yields between 20% and 22%, and a nominal value of Bs. 306,002 million and due between July and August 2003 as of June 2003)	**372,940,000**[1]	306,002,400[1]
Overnight obligations-		
Overnight placements with domestic financial institutions--		
(with annual yield of 1%, and a nominal value of Bs. 5,000 million)		
Banco del Caribe, C.A., Banco Universal	**5,000,000**[1]	-0-
Overnight placements with foreign financial institutions--		
(with annual yield of 0.44%, and a nominal value of US$ 10,234,682, as of December 2003 with annual yield of 0.95%, and a nominal value of US$ 9,878,917, as of June 2003)		
JP Morgan Chase Bank	**16,334,552**[1]	15,766,752[1]
	394,274,552	321,769,152

[1] The fair value corresponds to the nominal value.

b. Available-for-sale securities-

Available-for-sale investment securities as of December 31 and June 30, 2003, stated at their fair market value, are detailed as follows:

As of December 31, 2003	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/book value
	(In thousands of bolivars)			
Available-for-sale investment securities:				
Obligations issued by foreign private nonfinancial companies-				
Shell Finance Uk Plc (nominal value of US$ 5,000,000, Bs. 7,980 million, with annual yield of 3.50% and due in October 2008)	7,980,000	-0-	(12,529)	7,967,471[2]
Participation in domestic financial institutions-				
Vencred, S.A. (112,404 shares with a nominal value of Bs. 66.65 each and a 0.04% capital share)	16,875	51,691	-0-	68,566[3]
	16,875	51,691	-0-	68,566
Participation in domestic private nonfinancial companies-				
C.A. La Electricidad de Caracas, S.A.C.A. (3,446,885 shares with a nominal value of Bs. 100 each and a 0.11% capital share)	947,246	569,383	-0-	1,516,629[3]
Siderúrgica Venezolana (SIVENSA), S.A., (222,694 shares with a nominal value of Bs. 20 each and a 0.01% capital share)	597	4,414	-0-	5,011[3]
ADR's de Siderúrgica Venezolana (SIVENSA), S.A. (6,230 ADR'S with a nominal value of Bs. 1,400 each and a 0.01% capital share)	7,547	-0-	(343)	7,204[3]
Venezolana de Pulpa y Papel (VENEPAL), C.A. Class "A" (1,926,947 shares with a nominal value of Bs. 100 each and a 0.60% capital share)	11,517	-0-	(1,303)	10,214[3]
Venezolana de Pulpa y Papel (VENEPAL), C.A. Class "B" (2,182,897 shares with a nominal value of Bs. 100 each and a 0.96% capital share)	11,351	4,017	-0-	15,368[3]
CEMEX Venezuela, S.A.C.A. (647,446 shares Type I with a nominal value of Bs. 100 each and a 0.08% capital share)	138,600	39,448	-0-	178,048[3]
CEMEX Venezuela, S.A.C.A. (910,918 shares Type II with a nominal value of Bs. 100 each and a 0.15% capital share)	184,459	57,390	-0-	241,849[3]
Manufacturas de Papel, S.A.C.A. (MANPA) (466,976 shares with a nominal value of Bs. 10 each and a 0.02% capital share)	34,089	31,287	-0-	65,376[3]

[2] The fair value corresponds to the quotation value in the foreign stock exchange.
[3] The fair value corresponds to the quotation value in the Caracas stock exchange.

As of December 31, 2003	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/book value
		(In thousands of bolivars)		
Manufacturas Textiles, S.A.C.A. (MANTEX) (35,000 shares with a nominal value of Bs. 1,000 each and a 0.07% capital share)	14,000	-0-	(3,675)	10,325[4]
C.A. Fábrica Nacional de Cementos, S.A.C.A. (453,000 shares with a nominal value of Bs. 10 each and a 0.06% capital share)	40,770	-0-	(9,468)	31,302[4]
Caja Venezolana de Valores, S.A., (21,167 shares with a nominal value of Bs. 6,459 each and a 17.7% capital share)	133,083	3,635	-0-	136,718[5]
Corporación Suiche 7B, C.A. (41,750 shares with a nominal value of Bs. 1,000 each and a 16.2% capital share)	9,925	-0-	-0-	9,925[6]
Corporación Industrial de Energía, C.A., S.A.C.A. (661,122 shares with a nominal value of Bs. 10 each and a 0.01% capital share)	5,201	10,335	-0-	15,536[7]
Desarrollos del Sol, C.A. (180 shares with a nominal value of Bs. 100 each and an 18% capital share)	18	-0-	-0-	18[6]
	1,538,403	719,909	(14,789)	2,243,523
Participation in foreign private nonfinancial companies-				
International Briquettes Holding (6,705 shares with a nominal value of Bs. 3,830 each)	11,309	14,373	-0-	25,682[7]
	1,566,587	785,973	(14,789)	2,337,771
Other-				
Pledge bond (14,000,000 kgs of conditioned corn at the rate of 410 Bs. per Kg.)	5,378,167	361,833	-0-	5,740,000[7]
Goldman Sachs Enhanced Cash Fund Administration shares - Mutual Fund (1,534,758 investment units)	24,630,880	-0-	(307,608)	24,323,272[8]
	39,555,634	1,147,806	(334,926)	40,368,514

[4] The fair value corresponds to the quotation value in the Caracas stock exchange.
[5] The fair value is equivalent to the equity value.
[6] The fair value is equivalent to the acquisition cost.
[7] The fair value corresponds to the quotation value in the Caracas or the Agricultural stock exchange.
[8] The fair value is equivalent to the investment unit value.

As of June 30, 2003	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/book value
		(In thousands of bolivars)		
Available-for-sale investment securities:				
Obligations issued by domestic private nonfinancial companies-				
Desarrollos Forestales San Carlos II, S.A. - Deforsa (nominal value of Bs. 800 million with annual yield of 23.18% and due in November 2003)	794,432	9,472	-0-	803,904[9]
Obligations issued by foreign financial institutions-				
International Bank for Reconstruction and Development - IBRD (nominal value of US$ 5,000,000, Bs. 7,980 million with annual yield of 4% and due in September 2009)	7,982,433	57,338	-0-	8,039,771[10]
Obligations issued by foreign public nonfinancial companies-				
Federal National Mortgage Association-Fannie Mae (nominal value of US$ 3,000,000, Bs. 4,788 million, with annual yield of 2.80% and due in March 2005)	4,789,018	15,452	-0-	4,804,470[10]
	13,565,883	82,262	-0-	13,648,145
Participation in domestic financial institutions-				
Vencred, S.A. (112,404 shares with a nominal value of Bs. 66.65 each and a 0.04% capital share)	16,875	34,831	-0-	51,706[11]
Participation in domestic private nonfinancial companies-				
C.A. La Electricidad de Caracas, S.A.C.A. (3,446,885 shares with a nominal value of Bs. 100 each and a 0.11% capital share)	947,246	-0-	(326,807)	620,439[11]
Siderúrgica Venezolana (SIVENSA), S.A., (219,856 shares with a nominal value of Bs. 20 each and a 0.01% capital share)	597	1,755	-0-	2,352[11]
ADR's de Siderúrgica Venezolana (SIVENSA), S.A. (6,154 ADR'S with a nominal value of Bs. 1,400 each and a 0.01% capital share)	7,547	-0-	(430)	7,117[11]
Venezolana de Pulpa y Papel (VENEPAL), C.A. Class "A" (1,926,947 shares with a nominal value of Bs. 100 each and a 0.60% capital share)	11,517	-0-	(2,075)	9,442[11]
Venezolana de Pulpa y Papel (VENEPAL), C.A. Class "B" (2,182,897 shares with a nominal value of Bs. 100 each and a 0.96% capital share)	11,351	-0-	(6,658)	4,693[11]

[9] The fair value is equivalent to the current value of future discounted flows.
[10] The fair value corresponds to the quotation value in the foreign stock exchange.
[11] The fair value corresponds to the quotation value in the Caracas stock exchange or the Agricultural stock exchange, as applicable.

As of June 30, 2003	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/book value
	(In thousands of bolivars)			
CEMEX Venezuela, S.A.C.A. (647,446 shares Type I with a nominal value of Bs. 100 each and a 0.08% capital share)	138,600	-0-	(9,111)	129,489[12]
CEMEX Venezuela, S.A.C.A. (910,906 shares Type II with a nominal value of Bs. 100 each and a 0.15% capital share)	184,459	-0-	(47,821)	136,638[12]
Manufacturas de Papel, S.A.C.A. (MANPA) (466,976 shares with a nominal value of Bs. 10 each and a 0.02% capital share)	34,089	8,406	-0-	42,495[12]
Manufacturas Textiles, S.A.C.A. (MANTEX) (35,000 shares with a nominal value of Bs. 1,000 each and a 0.07% capital share)	14,000	-0-	(5,600)	8,400[12]
C.A. Fábrica Nacional de Cementos, S.A.C.A. (453,000 shares with a nominal value of Bs. 10 each and a 0.06% capital share)	40,770	-0-	(14,677)	26,093[12]
Caja Venezolana de Valores, S.A. (21,167 shares with a nominal value of Bs. 10,000 each and a 17.7% capital share)	133,083	3,635	-0-	136,718[13]
Corporación Suiche 7B, C.A. (41,750 shares with a nominal value of Bs. 1,000 each and a 16.3% capital share)	9,925	-0-	-0-	9,925[14]
Corporación Industrial de Energía, C.A., S.A.C.A. (661,122 shares with a nominal value of Bs. 10 each and a 0.01% capital share)	5,201	4,980	-0-	10,181[12]
Desarrollos del Sol, C.A. (180 shares with a nominal value of Bs. 100 each and an 18% capital share)	18	-0-	-0-	18[14]
	1,538,403	18,776	(413,179)	1,144,000
Participation in foreign private nonfinancial companies-				
International Briquettes Holding (6,705 shares with a nominal value of Bs. 3,830 each)	11,309	14,373	-0-	25,682[12]
	1,566,587	67,980	(413,179)	1,221,388
Other-				
Pledge bond (19,701,492 kgs of conditioned corn at the rate of 398.24 Bs. per Kg.)	6,009,102	1,836,820	-0-	7,845,922[12]
Goldman Sachs Enhanced Cash Fund Administration shares - Mutual Fund (1,512,363 investment units)	24,274,174	-0-	(40,309)	24,233,865[15]
	45,415,746	1,987,062	(453,488)	46,949,320

[12] The fair value corresponds to the quotation value in the Caracas stock exchange or the Agricultural stock exchange, as applicable.
[13] The fair value is equivalent to the equity value.
[14] The fair value is similar to the acquisition cost.
[15] The fair value is equivalent to the investment unit value.

Maturities for available-for-sale investment securities are as follows:

	31-12-03		30-06-03	
	Acquisition cost	**Fair market value**	Acquisition cost	Fair market value
	(In thousands of bolivars)			
Due in six months or less	**5,378,167**	**5,740,000**	6,803,534	8,649,826
Due from one to five years	**7,980,000**	**7,967,471**	4,789,018	4,804,470
Due from five to ten years	**-0-**	**-0-**	7,982,433	8,039,771
Undefined maturity (shares)	**26,197,467**	**26,661,043**	25,840,761	25,455,253
	39,555,634	**40,368,514**	45,415,746	46,949,320

For the six-month period ended December 31, 2003, the Bank sold available-for-sale securities for Bs. 425,299 million (Bs. 181,754 million for the six-month period ended June 30, 2003) recording Bs. 6,848 million (Bs. 2,283 million for June 2003) in the "Other operating income" caption as realized gain on the sale of such securities. Additionally, the Bank recorded losses from the sale of available-for-sale securities for approximately Bs. 102 million (Bs. 108 million for June 2003), which were recorded in the "Other operating expenses" caption.

c. Held-to-maturity securities-

Held-to-maturity investment securities correspond to debt securities on which the Bank has the intention and capacity of holding until maturity. Such investment securities are detailed as follows:

As of December 31, 2003	Amortized cost/ Carrying amount	Unrealized gross gain	Unrealized gross loss	Fair market value
		(In thousands of bolivars)		
Held-to-maturity investment securities:				
Bonds and obligations issued by BCV-				
Nominative demand Certificates of Deposit issued by BCV (with annual yield of 17%, with a nominal value of Bs. 136,793 million and due between January and March 2004)	**136,793,000**	**-0-**	**-0-**	**136,793,000**[16]

[16] The fair value corresponds to the nominal value.

<u>As of December 31, 2003</u>	Amortized cost/ Carrying amount	Unrealized gross gain	Unrealized gross loss	Fair market value
		(In thousands of bolivars)		
Time deposits in foreign financial institutions (with annual yields ranging between 0.75% and 1.07%, and nominal value of US$ 37,967,774, Bs. 60,597 million and due in January 2004)-				
JP Morgan Chase Bank	**31,920,000**	**-0-**	**-0-**	**31,920,000**[17]
Barclays Bank PLC Miami	**22,276,234**	**-0-**	**-0-**	**22,276,234**[17]
Standard Chartered Bank	**6,400,333**	**-0-**	**-0-**	**6,400,333**[17]
	60,596,567	**-0-**	**-0-**	**60,596,567**
Obligations issued by domestic private nonfinancial companies (with annual yields ranging between 15.81% and 20.54%, and nominal value of Bs. 10,431 million and due between May 2004 and October 2005)-				
Mercantil Servicios Financieros, C.A.	**8,431,000**	**-0-**	**-0-**	**8,431,000**[17]
Citibank Mercado de Capitales, C.A. Casa de Bolsa	**2,000,000**	**-0-**	**-0-**	**2,000,000**[17]
	10,431,000	**-0-**	**-0-**	**10,431,000**
	207,820,567	**-0-**	**-0-**	**207,820,567**

<u>As of June 30, 2003</u>	Amortized cost/ Carrying amount	Unrealized gross gain	Unrealized gross loss	Fair market value
		(In thousands of bolivars)		
Held-to-maturity investment securities:				
Bonds and obligations issued by BCV -				
Nominative demand Certificates of Deposit issued by BCV (with annual yield of 18%, with a nominal value of Bs. 35 million and due between August and September 2003)	35,000,000	-0-	-0-	35,000,000[17]
Time deposits in foreign financial institutions (with annual yields ranging between 0.94% and 1.26%, and nominal value of US$ 30,892,919, Bs. 49,305 million and due in July 2003)-				
JP Morgan Chase Bank	12,768,000	-0-	-0-	12,768,000[17]
Barclays Bank PLC Miami	22,173,098	-0-	-0-	22,173,098[17]
Standard Chartered Bank	14,364,000	-0-	-0-	14,364,000[17]
	49,305,098	-0-	-0-	49,305,098
Obligations issued by domestic private nonfinancial companies (with annual yields ranging between 20.30% and 24.21%, and nominal value of Bs. 11,871 million and due between October 2003 and October 2005)-				
Mercantil Servicios Financieros, C.A.	8,431,000	-0-	-0-	8,431,000[18]
Citibank Mercado de Capitales, C.A. Casa de Bolsa	2,000,000	-0-	-0-	2,000,000[18]
C.A. La Electricidad de Caracas	1,434,493	-0-	-0-	1,434,493[18]
	11,865,493	-0-	-0-	11,865,493
	96,170,591	-0-	-0-	96,170,591

[17] The fair value corresponds to the nominal value.
[18] The fair value is similar to the acquisition cost.

Maturities for held-to-maturity investment securities are as follows:

	31-12-03		30-06-03	
	Amortized cost	**Fair market value**	Amortized cost	Fair market value
	(In thousands of bolivars)			
Due in one year or less	**198,389,567**	**198,389,567**	86,739,591	86,739,591
Due from one to five years	**9,431,000**	**9,431,000**	9,431,000	9,431,000
	207,820,567	**207,820,567**	96,170,591	96,170,591

d. Restricted cash investment securities-

Restricted cash investment securities are composed as follows:

	31-12-03		30-06-03	
	Cost	**Market value**	Cost	Market value
Restricted cash investment securities:	(In thousands of bolivars)			
Securities purchased under agreements to resell)-				
Banco Central de Venezuela (Repos of the National Public Debt Bonds) with annual yields between 14% and 17%, and a nominal value of Bs. 37,267 million and due between January and March 2004, as of December 2003 (annual yield of 22%, and a nominal value of Bs. 13,298 million and due in July 2003, as of June 2003)	**37,267,000**	**37,267,000**	13,297,600	13,297,600[19]
Other:				
Time deposits in foreign financial institutions with annual yields ranging between 0.70% and 1%, and a nominal value of US$ 1,266,626, as of December 2003 (annual yields ranging between 0.70% and 0.95%, and a nominal value of US$ 820,888, as of June 2003)				
Bank of America (Visa International)	**1,152,860**	**1,152,860**	1,149,120	1,149,120[20]
JP Morgan Chase Bank (Mastercard)	**161,016**	**161,016**	161,016	161,016[20]
American Express Bank, Ltd.	**707,660**	**707,660**	-0-	-0-
	2,021,536	**2,021,536**	1,310,136	1,310,136
	39,288,536	**39,288,536**	14,607,736	14,607,736

As of December 31 and June 30, 2003, restricted cash investment securities are due in six months or less.

Restricted cash investment securities are represented by time deposits maintained in foreign financial institutions destined to guarantee to Visa International Service Association and MasterCard International Inc. those transactions related to the license contract on the nonexclusive and free use of VISA and MASTERCARD trademarks in the credit cards. Time

[19] The fair value is similar to the acquisition cost.
[20] The fair value corresponds to the nominal value.

deposits in American Express Bank, Ltd. are destined to guarantee transactions with letters of credit.

The Bank controls the concentration risk of investments through the implementation of approval, supervision and control mechanisms. The Bank has focused its investing activities mainly in bonds and obligations issued by the BCV, time deposits, overnight placements and obligations issued by foreign public nonfinancial companies. As of December 31, 2003, 75% of investment securities are focused on bonds and obligations issued by the BCV and 12% on time deposits and overnight placements issued by foreign financial entities.

As of June 30, 2003, 74% of investment securities are focused on bonds and obligations issued by the BCV and 14% are focused on time deposits and overnight placements issued by foreign financial entities.

NOTE 5.- Loan Portfolio:

The loan portfolio is mainly composed of loans and discounts granted to private entities in accordance with the Bank's objectives. The loan portfolio is classified by economic activity as follows:

	31-12-03	30-06-03
	(In thousands of bolivars)	
Services	**82,642,194**	72,515,421
Industrial	**79,097,169**	63,622,854
Commercial	**55,727,784**	41,963,761
Agriculture	**29,678,014**	23,143,996
Construction	**26,145,104**	30,557,962
Mines and hydrocarbons	**18,457,216**	16,472,587
Consumer credits	**9,917,571**	8,230,851
Miscellaneous	**43,914,442**	61,590,802
	345,579,494	318,098,234
Allowance for loan portfolio	**(15,452,712)**	(15,783,458)
	330,126,782	302,314,776

As of December 31, 2003, miscellaneous balance includes Bs. 28,870 million, corresponding to loans destined to the acquisition and remodeling of houses. As of June 30, 2003, miscellaneous balance includes Bs. 27,758 million and Bs. 10,000 million, corresponding to loans destined to the acquisition and remodeling of houses and loans granted to domestic financial institutions, respectively.

The loan portfolio is classified by type of loan as follows:

	31-12-03	30-06-03
	(In thousands of bolivars)	
Time loans	**214,992,887**	206,917,560
Installment loans	**75,266,746**	64,853,274
Current account credits	**22,757,160**	25,686,864
Commercial discounts and factoring	**16,183,277**	2,665,756
Consumer credits	**9,917,572**	8,230,851
Financial lease	**5,218,482**	6,892,171
Letters of credit issued and traded	**1,243,370**	2,851,758
	345,579,494	318,098,234
Allowance for loan portfolio	**(15,452,712)**	(15,783,458)
	330,126,782	302,314,776

The loan portfolio is classified by type of guarantee as follows:

As of December 31, 2003			Type of guarantee			
	Total	Unsecured	Pledge	Mortgage	Collateral and guarantees	Other
			(In thousands of bolivars)			
Current	**335,015,440**	**177,818,448**	**19,125,098**	**71,647,384**	**53,774,906**	**12,649,604**
Restructured	**2,928,335**	**-0-**	**-0-**	**2,089,087**	**839,248**	**-0-**
Past-due	**4,319,591**	**1,002,278**	**4,441**	**3,194,818**	**118,054**	**-0-**
In litigation	**3,316,128**	**102,259**	**-0-**	**2,832,695**	**381,174**	**-0-**
	345,579,494	**178,922,985**	**19,129,539**	**79,763,984**	**55,113,382**	**12,649,604**
Allowance for loan portfolio	**(15,452,712)**					
	330,126,782					

As of June 30, 2003			Type of guarantee			
	Total	Unsecured	Pledge	Mortgage	Collateral and guarantees	Other
			(In thousands of bolivars)			
Current	305,493,768	142,047,739	22,066,676	60,269,125	64,017,208	17,093,020
Restructured	4,023,347	1,098,222	-0-	2,842,252	82,873	-0-
Past-due	7,528,701	2,404,445	9,992	4,327,700	381,016	405,548
In litigation	1,052,418	73,281	-0,	625,654	304,403	49,080
	318,098,234	145,623,687	22,076,668	68,064,731	64,785,500	17,547,648
Allowance for loan portfolio	(15,783,458)					
	302,314,776					

The loan portfolio is classified by maturity as follows:

As of December 31, 2003	Total	Due in 30 days	Due from 31 to 60 days	Due from 61 to 90 days	Due from 91 to 180 days	Due from 181 to 360 days	Due over 360 days
Current	335,015,440	157,637,988	39,683,765	28,255,002	27,046,160	19,434,670	62,957,855
Restructured	2,928,335	1,126,377	-0-	-0-	-0-	-0-	1,801,958
Past-due	4,319,591	2,460,347	53,939	52,600	224,243	1,098,175	430,287
In litigation	3,316,128	1,630,422	5,385	2,104	38,667	486,418	1,153,132
	345,579,494	162,855,134	39,743,089	28,309,706	27,309,070	21,019,263	66,343,232
Allowance for loan portfolio	(15,452,712)						
	330,126,782						

As of June 30, 2003	Total	Due in 30 days	Due from 31 to 60 days	Due from 61 to 90 days	Due from 91 to 180 days	Due from 181 to 360 days	Due over 360 days
Current	305,493,768	169,653,511	16,451,833	12,181,980	34,714,535	14,130,700	58,361,209
Restructured	4,023,347	331,014	-0-	1,131,537	-0-	-0-	2,560,796
Past-due	7,528,701	3,470,635	135,821	375,680	500,236	870,041	2,176,288
In litigation	1,052,418	608,419	15,142	-0-	176,476	84,994	167,387
	318,098,234	174,063,579	16,602,796	13,689,197	35,391,247	15,085,735	63,265,680
Allowance for loan portfolio	(15,783,458)						
	302,314,776						

The movement of the allowance for loan portfolio is shown as follows:

	31-12-03	30-06-03
	(In thousands of bolivars)	
Balances, at the beginning of the six-month period	**15,783,458**	15,390,967
Add:		
Increase in allowance-		
Allowance charged to income	**375,908**	1,295,493
Transfers of "Allowance for accrued interest receivable"	**352,541**	-0-
Less:		
Decrease in allowance-		
Loans charged off	**(1,059,195)**	(646,454)
Transfers to "Allowance for accrued interest receivable"	**-0-**	(94,321)
Transfers to "Allowance for contingent loans"	**-0-**	(162,227)
Balances, at the end of the six-month period	**15,452,712**	15,783,458

As of December 31 and June 30, 2003 the allowance for loan portfolio includes general provisions amounting to approximately Bs. 6,109 million and Bs. 5,772 million, respectively.

During the six-month periods ended December 31 and June 30, 2003, the Bank recovered loan portfolio charged-off in previous periods for approximately Bs. 232 million and Bs. 212 million, respectively, which were recorded in the "Income from recovery of financial assets" caption. During the six-month periods ended December 31 and June 30, 2003, the Bank recovered Bs. 459 million and Bs. 307 million through the allotment of properties, which were recorded in the "Foreclosed assets" caption.

During the six-month periods ended December 31 and June 30, 2003, the Bank did not recognize interest income on past-due and in litigation loan portfolio for approximately Bs. 1,551 million and Bs. 370 million, respectively. On the other hand, the Bank collected approximately Bs. 239 million and Bs. 136 million, respectively, corresponding to interests recorded in memorandum accounts in prior six-month periods, related to commercial loans classified as past-due and in litigation for the six-month periods then ended.

As of December 31 and June 30, 2003, the non-interest bearing past-due and in litigation portfolio amounts to approximately Bs. 7,636 million and Bs. 8,581 million, respectively.

In June 2003, the Bank recorded provisions to cover loan loss risks of the branch in Grand Cayman for Bs. 142 million equivalent to US$ 88,678.

As of December 31 and June 30, 2003, the loan portfolio includes a loan granted on the installment sale of a good for Bs. 3,816 million. On November 30, 2001, it was agreed upon with the SUDEBAN the creation of a specific provision for this loan for approximately Bs. 2,175 million over 24 months. As of December 31, 2003 the specific provision created for such loan reached the agreed-upon amount, while as of June 30, 2003, the specific provision assigned to such loan amounted to Bs. 1,813 million.

NOTE 6.- Investments in subsidiaries and affiliates:

As of December 31 and June 30, 2003, the Bank has significant control on the administration of the following companies

As of December 31, 2003	Equity in the capital stock					
	N° of common shares	%	Nominal value per share in Bs.	Equity in earnings or losses	Company's net stockholders' equity	Carrying amount
				(In thousands of bolivars)		
Investments in domestic financial institutions:						
Participaciones Vencred, S.A.	44,652,340	89,30	100	126,848	6,094,551	5,442,434
Allowance for investments in subsidiaries and affiliates						(28,301)
						5,414,133

As of June 30, 2003	Equity in the capital stock					
	N° of common shares	%	Nominal value per share in Bs.	Equity in earnings or losses	Company's net stockholders' equity	Carrying amount
				(In thousands of bolivars)		
Investments in domestic financial institutions:						
Participaciones Vencred, S.A.	44,652,340	89,30	100	171,428	5,952,503	5,315,585
Allowance for investments in subsidiaries and affiliates						(28,301)
						5,287,284

A summary of the financial statements of Participaciones Vencred, S.A., a company whose administration is significantly influenced by the Bank, is as follows:

	31-12-03	30-06-03
	(In thousands of bolivars)	
ASSETS		
Cash and due from banks	**9,211**	5,738
Investment securities	**6,072,472**	5,930,621
Loan portfolio	**34,529**	42,687
Interests and commissions receivable	**-0-**	-0-
Foreclosed assets	**-0-**	54
Premises and equipment	**151**	217
Other assets	**24,820**	25,480
Total assets	**6,141,183**	6,004,797
LIABILITIES		
Accruals and other liabilities	**46,632**	52,294
STOCKHOLDERS' EQUITY		
Paid-in capital	**5,000,000**	5,000,000
Capital reserves	**297,148**	268,738
Retained earnings	**797,403**	683,765
Total stockholders' equity	**6,094,551**	5,952,503
Total liabilities and stockholders' equity	**6,141,183**	6,004,797

	31-12-03	30-06-03
STATEMENT OF INCOME		
Financial income	**127,385**	244,913
Financial expenses	**-0-**	-0-
Gross financial margin	**127,385**	244,913
Net financial margin	**127,385**	244,913
Other operating income	**124,936**	39,005
Other operating expenses	**(5,881)**	(6,637)
Financial intermediation margin	**246,440**	277,281
Operating expenses	**(76,132)**	(84,990)
Gross operating margin	**170,308**	192,291
Expenses for foreclosed assets	**(54)**	(322)
Miscellaneous operating expenses	**(2)**	-0-
Net operating margin	**170,252**	191,969
Gross income before income taxes	**170,252**	191,969
Income taxes	**(28,205)**	-0-
Net income	**142,047**	191,969

NOTE 7.- Financial statements of the foreign branch:

A summary of the financial statements of the Grand Cayman branch, which have been integrated with the financial statements of Venezolano de Crédito, S.A. Banco Universal is shown as follows:

	31-12-03		30-06-03	
	Bs.	US$	Bs.	US$
		(In thousands)		
ASSETS:				
Cash and due from banks	**531,201**	**333**	121,965	76
Investment securities	**111,082,381**	**69,600**	103,299,075	64,724
Loan portfolio	**4,441,516**	**2,783**	4,610,576	2,889
Interests and commissions receivable	**98,253**	**62**	320,967	201
Other assets	**252,165**	**158**	203,479	128
	116,405,516	**72,936**	108,556,062	68,018
LIABILITIES:				
Customers' deposits	**101,522,248**	**63,610**	95,215,313	59,659
Other borrowings	**5,404,332**	**3,386**	3,687,092	2,310
Interests and commissions payable	**128**	**-0-**	13,732	9
Accruals and other liabilities	**312,065**	**196**	578,511	362
	107,238,773	**67,192**	99,494,648	62,340
ALLOCATED CAPITAL AND ACCUMULATED SURPLUS	**9,166,743**	**5,744**	9,061,414	5,678
	116,405,516	**72,936**	108,556,062	68,018

	31-12-03		30-06-03	
	Bs.	**US$**	Bs.	US$
		(In thousands)		
STATEMENTS OF INCOME:				
Financial income	**1,089,659**	**683**	1,386,221	869
Financial expenses	**(152,147)**	**(95)**	(204,125)	(128)
	937,512	**588**	1,182,096	741
Expenses for uncollectible and impaired financial assets	**(13,266)**	**(8)**	(141,530)	(89)
Other operating income	**285,304**	**178**	290,405	182
Other operating expenses	**(118,220)**	**(74)**	(138,166)	(87)
Operating expenses	**(561,616)**	**(352)**	(529,339)	(332)
Other (expense) income, net	**(57,679)**	**(36)**	(30,720)	(19)
Extraordinary expenses	**(14,089)**	**(9)**	-0-	-0-
	(479,566)	**(301)**	(549,350)	(345)
Net income	**457,946**	**287**	632,746	396

NOTE 8.- Foreclosed assets:

Foreclosed assets shown in the balance sheets are represented by:

	31-12-03	30-06-03
	(In thousands of bolivars)	
Assets received in payment	**4,053,735**	4,000,270
Idle assets	**594,387**	2,951,759
	4,648,122	6,952,029
Provision for foreclosed assets	**(2,154,374)**	(3,265,632)
	2,493,748	3,686,397
Other-		
Equity in Corporación Galería Los Naranjos, C.A.	**8,034,086**	8,034,086
Equity in Desarrollos del Sol, C.A.	**3,396,209**	3,396,209
Equity in Asociación Civil Terraloma	**388,854**	1,626,504
	11,819,149	13,056,799
Provision for other foreclosed assets	**(2,545,028)**	(2,492,641)
	9,274,121	10,564,158
	11,767,869	14,250,555

During the six-month period ended December 31, 2003 the Bank allotted chattels for approximately Bs. 73 million and real estate for approximately Bs. 386 million (Bs. 307 million for the six-month period ended June 30, 2003) for recovery of loans.

During the six-month period ended December 31, 2003 the Bank charged off fully-amortized idle assets for Bs. 2,357 million, and during the six-month period ended June 30, 2003 it charged off fully-amortized assets received in payment and idle assets for Bs. 2,493 million, with charge to Provision for foreclosed assets.

During the six-month periods ended December 31 and June 30, 2003, the Bank sold foreclosed assets, with a net book value of approximately Bs. 834 million and Bs. 709 million, respectively, which generated a gain on sale for Bs. 1,794 million and Bs. 641 million, respectively. In addition, for the six-month periods ended December 31 and June 30, 2003 , the Bank recorded income for Bs. 246 million and Bs. 132 million, respectively for the realization of the deferred gain on installment sales made in prior periods. Such gains are reported in the "Income from foreclosed assets" caption.

For the six-month periods ended December 31 and June 30, 2003 the Bank deferred gains on installment sales for Bs. 3,457 million and Bs. 387 million, respectively, which are reported in the "Accruals and other liabilities" caption.

As of June 30, 2003 the "Idle assets" account includes Bs. 2,357 million, corresponding to advances made for the prepurchase of a commercial agency and offices for a real estate project in Puerto La Cruz, which is being executed by Desarrollos del Sol, C.A. (an affiliate company). As of December 31, 2003 the Bank charged off this balance as it was fully amortized.

The equity in Corporación Galería Los Naranjos, C.A. corresponds to contributions made on a basis of an association agreement for the construction of the mall "Centro Comercial Galería Los Naranjos" on which the bank has a-50% equity of such contract. For the six-month periods ended December 31 and June 30, 2003, the Bank did not make contributions for such real estate project.

The equity in Desarrollos del Sol, C.A. corresponds to contributions made by the Bank for the development of a real estate project in Puerto La Cruz, which is being executed by Desarrollos del Sol, C.A. (an affiliate company). For the six-month periods ended December 31 and June 30, 2003, the Bank did not make contributions for such real estate project.

During the first six-month period of 2000, the Bank became an associate and administrator of the construction Asociación Civil Terraloma, which is being directly financed by the Bank. During the six-month period ended June 30, 2003 the Bank received Bs. 14 million, corresponding to the reimbursement of the contributions made on account of other associates in the construction Asociación Civil Terraloma. During the six-month periods ended December 31 and June 30, 2003, the Bank sold real estate in cash and by installments for Bs. 1,238 million and Bs. 756 million, respectively.

On November 30, 2001, the Bank entered into an Act with the SUDEBAN though which it agreed to amortize the financed balances not recovered of the real estate projects Desarrollos del Sol, C.A. and Asociación Civil Terraloma over thirty-six months from February 2002. Additionally, it agreed not to recognize income from the sale or alienation of such real estate projects until the cancellation of the book balance thereof, by disclosing of the assets sold at sale price. During the six-month periods ended December 31 and June 30, 2003, the Bank recorded amortization expenses for these assets for Bs. 767 million and Bs. 574 million, respectively.

During the six-month periods ended December 31 and June 30, 2003, the Bank recorded expenses for amortization of foreclosed assets for approximately Bs. 2,108 million and Bs. 2,118 million, respectively.

NOTE 9.- Premises and equipment:

Premises and equipment shown in the balance sheets are represented by:

	31-12-03	30-06-03	Estimated useful life (years)
	(In thousands of bolivars)		
Buildings and facilities	**21,661,116**	21,661,116	40
Computers	**3,319,779**	3,230,176	3
Furniture	**2,498,284**	2,497,588	10
Other equipment	**9,910,098**	9,442,996	3
	37,389,277	36,831,876	
Accumulated depreciation	**(13,087,799)**	(11,919,492)	
	24,301,478	24,912,384	
Land (Note 8)	**924,450**	924,450	
Other assets	**7,723**	7,723	
	25,233,651	25,844,558	

During the six-month periods ended December 31 and June 30, 2003 the Bank acquired furniture, computers and other equipment for Bs. 557 million and Bs. 871 million, respectively.

During the six-month periods ended December 31 and June 30, 2003, the Bank recognized expenses for depreciation of premises and equipment for Bs. 1,168 million and Bs. 1,112 million, respectively.

NOTE 10.- Other assets:

Other assets shown in the balance sheets are represented by:

	31-12-03	30-06-03
	(In thousands of bolivars)	
Deferred expenses (net of accumulated amortization for Bs. 3,006 million and Bs. 2,378 million, respectively)	**6,556,052**	6,915,049
Items to be applied	**1,010,488**	1,622,922
Stock of stationery and numismatics	**753,203**	344,434
Transactions of Suiche 7B network ATM	**616,763**	1,212,152
Advances to suppliers	**597,783**	511,616
Other prepaid taxes	**370,537**	222,364
Prepaid insurance premiums	**353,250**	134,660
Accounts receivable from derivative transactions (see Note 16)	**329,209**	551,084
Billed leases receivable	**321,910**	347,870
Assets for lease (net of depreciation for Bs. 602 million and Bs. 545 million, respectively)	**230,809**	288,234
Miscellaneous payments on account of third parties	**158,367**	92,021
Value added tax credit	**149,443**	651,658
Other prepaid expenses	**147,281**	71,640
Other accounts receivable	**134,208**	274,975
Insurance premiums on account of employees	**99,607**	-0-
Advances to suppliers	**65,227**	74,769
VAT on financial leasing receivable	**52,296**	-0-
Debit reconciling items	**39,313**	179,862
Recoverable expenditures	**37,339**	7,965
Other	**52,772**	305,890
	12,075,857	13,809,175
Provisions for other assets	**(674,313)**	(700,019)
	11,401,544	13,109,156

As of December 31 and June 30, 2003, the "Deferred expenses" account is mainly composed of Bs. 3,916 million and Bs 4,028 million, respectively, corresponding to the mercantile goodwill that represents the acquisition cost excess over the carrying amount of assets net of the absorbed entities resulting from the absorption merger by Venezolano de Crédito, S.A. of Soficrédito Banco de Inversión, C.A. and Sogecrédito, C.A. de Arrendamiento Financiero performed in 2002. As provided by the SUDEBAN the goodwill is amortized over 20 years or less. In addition, this account includes Bs. 1,907 million and Bs. 2,058 million, net of amortization, corresponding to expenses for improvements and facilities made to the Bank's main office, branches and agencies.

Other prepaid taxes are mainly composed of withheld income taxes, property tax, estimated income tax return and reimbursements requested to the Tax Administration (SENIAT).

The "Items to be applied" account is mainly composed of debit card transactions pending to be properly classified, which were made during the first days of January 2004 and July 2003 and other items in transit for which the Bank has created provisions that are included in the "Provisions for other assets" account.

The "Advances to suppliers" account is mainly composed of disbursements made for the facilities of the agencies of the Bank, acquisitions and installations of software, and prepaid maintenance services.

During the six-month periods ended December 31 and June 30, 2003, the Bank recognized expenses for amortization of deferred expenses for Bs. 981 million and Bs. 892 million, respectively. In addition, the Bank recorded expenses for amortization of assets for lease for Bs. 57 million for the six-month periods ended December 31 and June 30, 2003, respectively.

During the six-month period ended June 30, 2003 the Bank transferred Bs. 300 million of provisions in excess maintained in the "Accruals and other liabilities" caption to the "Provision for other assets" account to cover recoverability risks related to the "Items to be applied" account. In addition, during the six-month period ended June 30, 2003 the Bank charged off Bs. 68 million against the "Provision for other assets", mainly related to value-added tax receivable in connection with loans charged off during the six-month period.

NOTE 11.- Customers' deposits:

Customers' deposits bear annual interest rates fluctuating between the following parameters:

	31-12-03		30-06-03	
	Rates denominated in Bs.	**Rates denominated in US$**	Rates denominated in Bs.	Rates denominated in US$
Interest-bearing current accounts	**1.50%**	**0.35%**	1.50%	0.35%
Other demand obligations	**0.50%**	**-0-**	0.50%	-0-
Savings deposits	**0.75% - 2%**	**-0-**	0.75% - 2%	-0-
Time deposits	**5% - 13.90%**	**0.25% - 0.85%**	5% - 22%	0.24% - 0.75%
Restricted customers' deposits	**0.75% - 2%**	**0.35%**	0.75% - 2%	0.34% - 0.84%

"Other demand obligations" are mainly represented by cashier's checks sold and funds received from the Bank's trust for approximately Bs. 8,330 million and Bs. 8,602 million, respectively for December 31, 2003 (Bs. 10,791 million and Bs. 5,449 million for June 30, 2003, respectively).

As of December 31 and June 30, 2003, "Restricted customers' deposits" include Bs. 14,686 million and Bs. 13,051 million, respectively, corresponding to idle savings deposits in local currency. Additionally, as of December 31 and June 30, 2003, the account includes Bs. 32,688 million and Bs. 37,091 million, respectively, corresponding to the total of restricted customers' deposits in foreign currency that mainly guarantee current account credits, among other credit transactions.

The maturities of "Customers' deposits" are shown in Note 18.

NOTE 12.- Other borrowings:

Other borrowings shown in the balance sheets consist of the following:

	31-12-03		30-06-03	
	Bs.	Interest rate	Bs.	Interest rate
	(In thousands)		(In thousands)	
Obligations with domestic financial institutions due in one year or less:				
Overdrafts in demand deposits	4,619,354	-0-	29,569,241	-0-
Demand deposits	7,502,669	0% - 3%	6,568,461	0% - 3%
Other	1,549,575	-0-	3,188,514	-0-
	13,671,598		39,326,216	
Obligations with foreign financial institutions due in one year or less:				
Overdrafts in demand deposits	5,404,331	-0-	3,687,092	-0-
Demand deposits	131,619,788	0.50%	23,495,088	1.50%
	137,024,119		27,182,180	
Obligations for other borrowings due over one year	568,776	12%- 15.03%	573,951	12%-15.03%
	151,264,493		67,082,347	

Obligations for other borrowings due over one year correspond to funds received from Fondo de Crédito Industrial (FONCREI) destined to special financing programs for the small and medium industry.

As of December 31 and June 30, 2003, other borrowings are due in 180 days or less, except for the "Obligations for other borrowings due over one year" that are due between 5 and 6 years, as shown in Note 18.

NOTE 13.- Accruals and other liabilities:

Accruals and other liabilities shown in the balance sheets are represented by:

	31-12-03	30-06-03
	(In thousands of bolivars)	
Provision for income taxes	**9,626,696**	9,409,577
Provisions for contingencies	**9,024,071**	9,012,875
Profit-sharing payable	**7,665,022**	7,534,392
Deferred income	**6,874,196**	4,468,298
Accrual for retirement pension plan (see Note 20)	**3,765,462**	3,030,334
Statutory profit-sharing payable	**3,569,437**	3,476,709
Service fees payable	**2,137,687**	2,378,173
Accrual for labor indemnities	**1,866,021**	1,409,283
Checks removed from the system (includes US$ 208,047 and US$ 223,056, respectively)	**1,783,773**	1,840,238
Items to be applied	**1,234,194**	532,659
Provision for contingent loans (see Note 16)	**1,160,100**	846,561
Dividends payable	**828,093**	813,778
Vacation bonus payable	**690,120**	687,414
Integral anti-money laundering prevention	**637,124**	548,870
Cashier's check	**314,539**	615,812
Other accounts payable	**180,408**	67,908
Withheld tax on bank transactions	**131,383**	581,453
Mandatory social security payable	**126,988**	241,695
Withheld income taxes	**104,828**	62,274
Items to be applied Credit card management	**75,299**	50,743
Items to be applied Sogecrédito	**73,065**	36,204
Value added tax (tax debit)	**96,603**	142,702
Other taxes withheld to third parties	**14,006**	75
Other Items to be applied	**11,109**	1,348
Other	**1,592,566**	1,395,603
	53,582,790	49,184,978

The employees' profit-sharing and statutory profit-sharing are calculated on the basis of the liquid profits for the six-month period, as provided by the current collective contract and the Bank's bylaws.

As of December 31 and June 30, 2003 the "Provisions for contingencies" item includes the estimations made by Management to cover future tax and civil contingencies, among others (see Note 21).

The "Service fees payable" account represents obligations connected with operating expenses that are common in banking activities, such as telecommunications services, surveillance, electricity, street cleaning and securities transportation, among others.

As of December 31 and June 30, 2003 deferred income is composed as follows:

	31-12-03	30-06-03
	(In thousands of bolivars)	
Deferred income from sale of assets	**5,570,001**	2,358,273
Financial interest collected in advance	**595,773**	781,060
Interest not collected on current loans	**312,340**	314,894
Deferred lease receivable	**280,013**	-0-
Income from purchase of mortgage loans	**49,464**	-0-
Income from derivative transactions *(forward)*	**-0-**	551,084
Interests capitalized on restructured loan portfolio	**30,840**	462,987
Other	**35,765**	-0-
	6,874,196	4,468,298

As of December 31 and June 30, 2003, the "Deferred income from sale of assets" account corresponds to the profit obtained from the installment sale of an asset, the financing of which is recorded in the "Loan portfolio" caption.

NOTE 14.- Stockholders' equity:

a. Paid-in capital-

As of December 31 and June 30, 2003, the Bank's authorized capital stock amounts to Bs. 84,000 million and the subscribed capital stock amounts to Bs. 42,000 million, composed of 84,000,000 fully paid common shares with a nominal value of Bs. 500 each.

b. Capital reserves-

As provided by the Law of Banks and Other Financial Institutions, the Bank must transfer to the legal reserve a minimum of 20% of the net income for each period until legal reserve reaches 50% of the capital stock. When this limit is reached, at least 10% of liquid benefits for each six-month period shall be used to increase the legal reserve fund until reaching 100% of the capital stock. As of December 31, 2003 the Bank transferred Bs. 2,073 million equivalent to 5% of liquid benefits. As of June 30, 2003 the Bank transferred Bs. 4,234 million equivalent to 10% of liquid benefits to the legal reserve. As of December 31, 2002 the Bank transferred Bs. 2,396 million equivalent to 5% of liquid benefits and Bs. 2,396 million remained pending to be constituted; which were transferred during the first days of January 2003.

c. Retained earnings-

On December 28, 1999, the SUDEBAN issued Resolution N° 329-99 through which it required the reclassification of 50% of the semi-annual income and 50% of the balance of the "Available undistributed earnings" account for the six-month periods prior to December 31, 1999 to the "Restricted undistributed earnings" account. The amounts included in the latter account will not be available to be distributed as cash dividends and will only be used for capital stock increases.

On August 9, 2002 the Bank filed a nullification appeal together with a request of innominate cautionary measure against the Resolution N° 329-99, referred to above, dated December 28, 1999 before the First Court in Contentious Administrative matters. On August 14, 2002, the Court granted the innominate cautionary measure requested by the Bank; accordingly, it ordered to the Regulating entity to abstain from the application of such resolution and abstain from adopting measures based thereon until the main nullification appeal requested is decided. In virtue thereof, during the six-month period ended December 31, 2002 , the Bank transferred Bs. 41,736 million from Restricted undistributed earnings to Available undistributed earnings for earnings restricted in prior periods. To date, the Bank has abstained from restricting Bs. 52,774 million under the protection of the innominate cautionary measure granted by the First Court in Contentious Administrative matters on August 14, 2002, referred to above.

During the six-month periods ended December 31 and June 30, 2003, the Bank restricted unrealized gains for Bs. 127 million and Bs. 171 million, respectively, corresponding to the equity in earnings of subsidiaries and affiliates. Pursuant to current regulations, these amounts shall not be distributed as dividends until subsidiaries and affiliates declare the related dividend.

During the six-month period ended June 30, 2003 the Bank restricted Bs. 119 million additional to the equity in earnings for the six-month period, corresponding to the equity in earnings for the prior six-month periods.

During June 2003, the Bank recorded deferred income for Bs. 212 million chargeable to the "Retained earnings – Available undistributed earnings" account from restructured loans in prior six-month periods.

During regular Stockholders' meetings held on August 12 and February 12, 2003, stockholders declared two cash dividends of Bs. 10 per share, equivalent to approximately Bs. 1,680 million each, on net income generated during the six-month periods ended June 30, 2003 and December 31, 2002, respectively. Additionally, the Meeting held on February 12, 2003 approved to decree an extraordinary dividend of Bs. 50 per share equivalent to approximately Bs. 4,200 million.

During the regular Stockholders' meeting held on August 15, 2002, stockholders approved the payment of an extraordinary dividend authorizing the Executive Committee to determine the amount of the dividend as well as its date of payment upon approval of the financial statements by the Stockholders' Meeting. On February 4, 2003 the Executive Committee declared an extraordinary dividend for Bs. 33,600 million, equivalent to Bs. 400 per share, which was paid on February 21, 2003.

During the regular Stockholders' meeting held on August 12, 2003, stockholders approved a dividend payable before the last day of February 2004, the amount of which shall not be less than Bs. 10 per share nor higher the double of the amount of the extraordinary dividend N° 106 decreed by the Executive Committee on September 26, 2002. This dividend will be paid with charge to "Available undistributed earnings" as of June 30, 2003.

In addition, during the regular Stockholders' meeting held on February 12, 2003, the stockholders approved a second extraordinary dividend payable before the last day of August 2003, the amount of which may not be less than Bs. 10 per share or over the double of the amount of the extraordinary dividend N° 106, equivalent to Bs. 450 per share, declared by the Executive Committee on September 26, 2002, and a third dividend upon approval of the accounts for the six-month period ended June 30, 2003 to be compliant with the provisions of the Capital Market Law, the amount of which may not be less than the minimum amount required by the Law or higher the double of the amount of the extraordinary dividend N° 106 referred to above. In such meeting the stockholders empowered the Executive Committee to make this process effective and fix the accounts to which the payments of such dividends shall be charged.

On June 11, 2003 the Superintendence of Banks and Other Financial Institutions issued official document N° SBIF-GI3-06113, through which it requests to the Bank to convoke an Extraordinary Stockholders' Meeting to make the declaration of the third extraordinary dividend referred to above ineffective, by arguing that at the date of the meeting the financial statements corresponding to that period had not been approved nor submitted to the audits of the Independent Public Accountants. On June 23, 2003, the Bank requested the SUDEBAN to reconsider the foregoing measure, given that in such decree the Bank did not order any payment but rather it established that the dividend would be effective immediately upon approval of the accounts for the six-month period ended June 30, 2003. On August 11, 2003, the SUDEBAN issued official document N° SBIF-GI3-08754, through which the instructions referred to in official document N° SBIF-GI3-06113 dated June 11, 2003 become ineffective and requested that in subsequent minutes' meetings, stockholders shall indicate the economic period to which the retained earnings declared as dividends correspond.

On July 29, 2003, the Executive Committee declared the second extraordinary dividend for Bs. 2,940 million, equivalent to Bs. 35 per share, paid in August 2003. On August 12, 2003, the Executive Committee approved the third extraordinary dividend of Bs. 29,400 million, equivalent to Bs. 350 per share, with charge to undistributed earnings for the first six-month period of 2003, which were paid on August 26, 2003, as authorized by the Stockholders' Meeting held on February 12, 2003 and upon approval of the accounts corresponding to the first six-month period of 2003, through the Stockholders' meeting minute dated August 12, 2003.

The unavailable and restricted undistributed earnings are composed as follows:

	31-12-03	30-06-03
	(In thousands of bolivars)	
Retained earnings – foreign agency	**8,688,879**	8,230,933
Accumulated unrealized gain from valuation of gold in coins	**349,827**	349,827
Accumulated unrealized gain from equity in earnings or losses of affiliates	**911,521**	784,673
	9,950,227	9,365,433

During the six-month periods ended December 31 and June 30, 2003 the Bank restricted Bs. 458 million and Bs. 2,688 million, respectively, corresponding to income from its foreign agency.

During the six-month period ended June 30, 2003 the Bank transferred Bs. 209 million from "Restricted undistributed earnings" to "Available undistributed earnings", corresponding to a reversal of excess in the general provision of investment securities from prior years. This transfer was made because at present there are no financial reasons or accounting standards that justify the maintenance of such amounts in the "unavailable and restricted undistributed earnings" account.

d. Risk capital indexes-

As of December 31 and June 30, 2003, the indexes maintained, calculated by the Bank on the basis of the amounts shown in its financial statements, and the indexes required in accordance with the standards provided by the SUDEBAN are as follows:

	31-12-03		30-06-03	
	Index maintained	**Index required**	Index maintained	Index required
Risk capital – Global	**24.88%**	12%	26.64%	12%
Stockholders' equity / total assets	**12.46%**	10%	15.71%	10%

NOTE 15.- Other operating income:

Other operating income shown in the statements of income is composed as follows:

	31-12-03	30-06-03
	(In thousands of bolivars)	
Commissions for services	**12,297,026**	9,079,788
Income from sale of securities (Note 4)	**6,848,335**	2,283,296
Exchange gains (Note 23)	**542,832**	28,949,607
Equity in earnings or losses of subsidiaries and affiliates (Note 6)	**126,848**	171,428
	19,815,041	40,484,119

For the six-month periods ended December 31 and June 30, 2003, income from purchase and sale of currencies amounts to Bs. 7 million and Bs. 2,152 million, respectively, included in "Exchange Gains".

NOTE 16.- Memorandum accounts:

Memorandum accounts shown in the balance sheets correspond to the following transactions carried out by the Bank:

	31-12-03	30-06-03
	(In thousands of bolivars)	
Contingent debit accounts-		
Guarantees granted	**100,864,367**	69,002,411
Lines of credit immediately available	**62,258,156**	52,065,979
Letters of credit issued not traded	**1,500,375**	1,760,567
Letters of credit confirmed not traded	**-0-**	-0-
Investment securities under repurchase/resale agreements	**37,267,000**	13,297,600
Derivative transactions--		
Currency forward	**552,732**	829,097
	202,442,630	136,955,654
Trust assets	**2,037,564,953**	2,153,416,248
Commissions and trusts	**96,807,201**	-0-
Other debit memorandum accounts-		
Custodials received	**1,125,325,181**	720,218,429
Guarantees received	**359,298,277**	372,128,823
Collections	**6,010,248**	4,129,876
Consignments received	**1,045,939**	4,595,749
Lines of credit available	**2,065,705**	2,065,705
Other record accounts	**61,103,638**	72,985,688
	1,554,848,988	1,176,124,270
	3,891,663,772	3,466,496,172

a. Contingent debit accounts-

Credit financial instruments

In the normal course of business, the Bank maintains credit financial instruments in order to meet its clients' financial needs. As of December 31 and June 30, 2003, these instruments consist mainly of guarantees, lines of credit and letters of credit for Bs. 164,623 million and Bs. 122,829 million, respectively, and are recorded in the "Contingent debit accounts" caption.

The maximum potential credit risk of these commitments is equal to the par value of the contracts if the other parties involved in the financial instrument do not comply with the terms of the contracts. The Bank controls credit risk of these instruments establishing systems of credit approval, collateral requirements and other supervision and control procedures. The Bank evaluates each client's credit capacity, based on the same criteria applied for credit financial instruments recognized in the balance sheet.

As of December 31 and June 30, 2003, the provisions for contingent portfolio amount to approximately Bs. 1,160 million and Bs. 847 million, respectively, and are recorded in the "Accruals and other liabilities" caption.

Derivatives

During the six-month periods ended December 31 and June 30, 2003, the Bank entered into forward contracts for the purchase and sale of foreign currency with domestic nonfinancial companies to manage its exposure risk in foreign currency. Pursuant to these contracts, these instruments are liquidated upon delivery of the notional amount at the termination of contracts or under the offset modality, according to the case. Forward contracts for the purchase and sale of foreign currency maintained by the Bank are shown as follows:

As of December 31, 2003

Type of transaction	Maturity days at year-end	Original term (days)	Notional value/ Book value (In thousands)		Fair value	
			US$	Bs.	US$	Bs.
Trading of currencies-						
Purchase of dollars	**79 - 355**	**816 – 1,092**	**531**	**552,732**	**325**	**518,347**
			531	**552,732**	**325**	**518,347**

As of June 30, 2003

Type of transaction	Maturity days at year-end	Original term (days)	Notional value/ Book value (In thousands)		Fair value	
			US$	Bs.	US$	Bs.
Trading of currencies-						
Purchase of dollars	81 - 539	634 – 1,092	818	829,097	472	753,929
			818	829,097	472	753,929

At December 31 and June 30, 2003, the Bank maintains investments or assets in foreign currency to cover all the exchange risks related to such forward contracts, accordingly, it considers such hedging for the valuation of such risks. As a result of these transactions, during the six-month periods ended December 31 and June 30, 2003, the Bank obtained realized gains for approximately Bs.181 million and Bs. 5,530 million, respectively, which are included in the "Other operating income" caption, and incurred in realized losses for approximately Bs. 11,983 million as of June 30, 2003, included in the "Other operating expenses" caption.

For the six-month periods ended December 31 and June 30, 2003, the unrealized gain resulting from the valuation of forward exchange transactions amounts to Bs. 329 million and Bs. 551 million, respectively, which are deferred in the "Other financial intermediation obligations" caption as of December 31, 2003 and in the "Accruals and other liabilities" caption as of June 30, 2003. For the six-month periods ended December 31 and June 30, 2003 there were not any unrealized losses.

The Bank controls the price and credit risks of these instruments by establishing specific and general hedges, evaluating the counterpart and establishing supervision and control mechanisms.

b. Trust assets

The Bank manages trusted assets on behalf of third parties. The summarized balance sheets of the trust are presented as follows:

	31-12-03	30-06-03
	(In thousands of bolivars)	
ASSETS:		
Cash and due from banks	**8,644,357**	5,493,645
Investment securities	**199,323,995**	166,531,604
Loan portfolio	**123,540,241**	111,921,196
Interests and commissions receivable	**2,483,613**	2,695,026
Assets received for administration	**634,219**	634,219
Other assets	**1,702,938,528**	1,866,140,558
	2,037,564,953	2,153,416,248
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Financial obligations	**-0-**	98,461,256
Other accounts payable	**1,235,608**	1,041,494
	1,235,608	99,502,750
Stockholders' equity	**2,036,329,345**	2,053,913,498
	2,037,564,953	2,153,416,248

Trust assets are classified by purpose and type of contracting entity as follows:

As of December 31, 2003:

Type of trust	Natural and juridical persons	Central Administration	Public, state, municipal and central administrations	Decentralized entities and other entities with special regime	Total
			(In thousands of bolivars)		
Investment	4,268,250	-0-	-0-	-0-	4,268,250
Guarantee	1,706,738,506	-0-	-0-	-0-	1,706,738,506
Administration	324,678,765	152,574	80,647	1,646,211	326,558,197
	2,035,685,521	152,574	80,647	1,646,211	2,037,564,953

As of June 30, 2003:

Type of trust	Natural and juridical persons	Central Administration	Public, state, municipal and central administrations	Decentralized entities and other entities with special regime	Total
			(In thousands of bolivars)		
Investment	3,729,634	-0-	-0-	-0-	3,729,634
Guarantee	1,869,442,133	-0-	-0-	-0-	1,869,442,133
Administration	278,061,650	150,455	74,862	1,957,514	280,244,481
	2,151,233,417	150,455	74,862	1,957,514	2,153,416,248

As of December 31 and June 30, 2003, funds granted in trust by private entities represent 99.91% and 99.90% of the total of funds.

- **Trust's investment securities-**

As of December 31 and June 30, 2003, investment securities are valued and presented at the acquisition cost, adjusted by the amortization of premiums or discounts, as applicable. A detail of such investments is shown as follows:

	31-12-03	30-06-03
	(In thousands of bolivars)	
Local currency	**187,750,834**	156,873,586
Foreign currency	**11,573,161**	9,658,018
	199,323,995	166,531,604

Trust's investments for the periods ended December 31 and June 30, 2003, is presented as follows:

	31/12/2003		30/06/2003	
	Amortized or acquisition cost	**Fair market value**	Amortized or acquisition cost	Fair market value
	(In thousands of bolivars)			
Securities issued and/or guaranteed by the Government-				
Treasury bills with annual yields ranging between 16.29% and 19.19%,with a nominal value of Bs. 10,035 million due from 28 to 98 days for December 2003.	9,744,333	9,790,439[21]	-0-	-0-
National Public Debt Bonds, with annual yields ranging between 16.64% and 20.19%, with a nominal value of Bs. 37,964.8 million due from 89 days to 202 days, for December 2003 (with annual yields ranging between 20.08% and 27.83%, with a nominal value of Bs. 24,387 million due from 25 days to 386 days, for June 2003).	37,760,681	37,589,838[1]	24,273,566	24,063,562[21]
	47,505,014	47,380,277	24,273,566	24,063,562
Participation in domestic financial institutions-[22]				
Venezolano de Crédito, S.A. Banco Universal, with 232,524 shares with a nominal value of Bs. 500 each for June 2003.	-0-	-0-	116,262	895,217[23]
Vencred, S.A., with 965,250 shares with a nominal value of Bs. 66.65 each, for June 2003.	-0-	-0-	64,334	386,100[23]
Other	-0-	-0-	172	2,664[23]
	-0-	-0-	180,768	1,283,981
Participation in domestic private nonfinancial companies -[22]				
Interamerican Net de Venezuela, S.A., with 40,000 shares with a nominal value of Bs. 5,000 each, for June 2003.	-0-	-0-	200,000	200,000[24]
VASSA, C.A., with 803,990 shares with a nominal value of Bs. 683.25 each, for December and June 2003.	1,005,210	1,005,210[24]	1,005,210	1,005,210[24]
Other.	41,406	55,747[24]	66,710	78,078[24]
	1,046,616	1,060,957	1,271,920	1,283,288
Participation in foreign financial institutions-[22]				
Banco Caracas Holding, NV, with 386,188 shares with a nominal value of US$ 0.1 each, for December and June 2003.	61,636	61,636[24]	61,636	61,636[24]
Time deposits in foreign financial institutions-				
Barclays Bank, PLC, with annual yields ranging between 1.04% and 1.010%, with a nominal value of US$ 2,543,403 and due from 2 days to 29 days, for December 2003 (with annual yields ranging between 0.94% and 1.05%, with a nominal value of US$ 1,921,758 and due in 1 day for June 2003)	4,059,271	4,059,271[24]	3,067,126	3,067,126[24]

[21] The fair value is equivalent to the current value of discounted flows.

[22] It corresponds to customer-directed funds.

[23] The fair value corresponds to the quotation value in the Caracas stock exchange.

[24] The fair value is equivalent to nominal value.

	31/12/2003		30/06/2003	
	Amortized or acquisition cost	**Fair market value**	Amortized or acquisition cost	Fair market value
Bank of America, N.T., with annual yield of 0.18%, with a nominal value of US$ 2,730,273 and due in 1 day, for December 2003 (with annual yield of 0.33%, with a nominal value of US$ 2,165,650 and due in 1 day, for June 2003).	**4,357,516**	**4,357,516**[25]	3,456,378	3,456,378[25]
Construction Funding Corporation (CFC), with annual yield of 12.59%, with a nominal value of Bs. 4,956 million and due at 124 days, for December 2003 (with annual yield of 14.47%, with a nominal value of Bs. 4,613 million and due at 308 days, for June 2003).	**4,956,509**	**4,956,509**[25]	4,612,923	4,612,923[25]
	13,373,296	**13,373,296**	11,136,427	11,136,427
Obligations issued by foreign financial institutions-				
Credit Suisse First Boston LLC, with annual yield of 0.27% with a nominal value of US$ 201,572 and due at 15 days for December 2003 (with annual yield of 0.20% with a nominal value of US$ 178,153 and due at 31 days for June 2003).	**321,709**	**321,709**[26]	284,332	284,332[26]
BANCORP, with annual yield of 6.875%, with a nominal value of US$ 250,000 and due from 336 to 520 days, for December and June 2003, respectively.	**414,002**	**417,921**[26]	422,217	428,933[26]
CITIGROUP INC NT, with annual yield of 5.80%, with a nominal value of US$ 100,000 and due from 75 to 259 days, for December and June 2003, respectively.	**160,878**	**161,022**[26]	164,012	164,739[26]
Wells Fargo FNL Inc., with annual yield of 5.45%, with a nominal value of US$ 100,000 and due from 124 to 308 days, for December and June 2003, respectively.	**161,305**	**161,726**[26]	163,832	165,135[26]
	1,057,894	**1,062,378**	1,034,393	1,043,139
Obligations issued by foreign public nonfinancial companies-				
Federal National Mortgage Association - Fannie Mae, with annual yield of 0.91%, with a nominal value of US$ 1,021,000 and due at 26 days for June 2003.	**-0-**	**-0-**	1,626,882	1,628,701[26]
Federal Home Loan Bank, with annual yield of 0.9325%, with a nominal value of US$ 1,025,000 and due at 56 days, for December 2003.	**1,632,137**	**1,633,610**[26]	-0-	-0-
	1,632,137	**1,633,610**	1,626,882	1,628,701

[25] The fair value is equivalent to nominal value.

[26] The fair value corresponds to the quotation value in the foreign stock exchange.

	31/12/2003		30/06/2003	
	Amortized or acquisition cost	**Fair market value**	Amortized or acquisition cost	Fair market value
Obligations issued by foreign private nonfinancial companies-				
International Business Machs Corp, with annual yield of 5.625%, with a nominal value of US$ 125,000 and due from 103 days to 287 days, for December and June 2003, respectively.	**201,649**	**201,842**[27]	205,488	206,241[27]
Coca-Cola Company, with annual yield of 6.625%, with a nominal value of US$ 125,000 and due from 214 to 398 days, for December and June 2003, respectively.	**203,057**	**205,132**[27]	206,115	210,359[27]
	404,706	**406,974**	411,603	416,600
Obligations issued by domestic private nonfinancial companies-				
C.A. La Electricidad de Caracas, with annual yields ranging between 16.55% and 17.86%, with a nominal value of Bs. 5,000 million and due from 620 days to 632 days, for December 2003 (with annual yields ranging between 19.93% and 22.71%, with a nominal value of Bs. 2,000 million and due from 108 days to 121 days, for June 2003).	**5,000,000**	**5,000,000**[28]	2,000,000	2,000,000[28]
Manufacturas de Papel, S.A.C.A. (MANPA), with annual yields of 12.68% and 15.34%, with a nominal value of Bs. 1,500 million and due at 304 days and 488 days for December and June 2003, respectively.	**1,500,000**	**1,500,000**[28]	1,500,000	1,500,000[28]
Mercantil Servicios Financieros, S.A., with annual yields ranging between 16.94% and 19.26%, with a nominal value of Bs. 8,311.5 million and due from 284 to 520 days, for December 2003 (with annual yields ranging between 10.31% and 24.54%, with a nominal value of Bs. 8,311.5 million and due from 468 to 704 days, for June 2003).	**8,290,558**	**8,290,558**[28]	8,311,428	8,311,428[28]
Citibank Mercado de Capitales, C.A. (CITIMERCA) Casa de Bolsa, with annual yields of 17.86% and 23.28% with a nominal value of Bs. 3,000 million and due at 657 and 841 days for December and June 2003, respectively.	**3,000,000**	**3,000,000**[28]	3,000,000	3,000,000[28]
Other	**-0-**	**-0-**	678,923	678,923[28]
	17,790,558	**17,790,558**	15,490,351	15,490,351
Corporate Commercial Papers issued by domestic private nonfinancial companies-				
Procesadora Venezolana de Cereales, S.A. (PROVENCESA), with annual yields ranging between 12.75% and 14%, with a nominal value of Bs. 12,000 million and due from 12 to 75 days, for December 2003 (with annual yields ranging between 9.12% and 18%, with a nominal value of Bs. 8,313 million and due from 7 to 84 days, for June 2003)	**11,781,651**	**11,781,651**[29]	8,114,825	8,114,825[29]

[27] The fair value corresponds to the quotation value in the foreign stock exchange.
[28] The fair value is similar to nominal value.
[29] The fair value is equivalent to amortized cost.

	31/12/2003		30/06/2003	
	Amortized or acquisition cost	**Fair market value**	Amortized or acquisition cost	Fair market value
C.A. Electricidad de Caracas, with annual yield of 16%, with a nominal value of Bs. 577 million and due at 23 days, for December 2003 (with annual yield of 23%, with a nominal value of Bs. 532 million and due at 18 days, for June 2003).	**571,331**	**571,331**[30]	526,253	526,253[30]
Manufacturas de Papel, S.A.C.A. (MANPA), with annual yield of 13.50%, with a nominal value of Bs. 2,500 million and due at 57 days for December 2003 (with annual yield of 13.36%, with a nominal value of Bs. 2,000 million and due at 74 days for June 2003).	**2,459,683**	**2,459,683**[30]	1,947,393	1,947,393[30]
Mercantil Servicios Financieros, C.A., with a nominal value of Bs. 620 million, with annual yields between 15.75% and 16%, and due at 33 days, for December 2003.	**611,274**	**611,274**[30]	-0-	-0-
Ford Motors de Venezuela, S.A., with annual yields ranging between 15% and 18.50%, with a nominal value of Bs. 5,854.5 million and due from 16 days to 58 days for June 2003.	**-0-**	**-0-**	5,776,075	5,776,075[30]
	15,423,939	**15,423,939**	16,364,546	16,364,546
<u>Time deposits in domestic financial institutions -</u>				
Banco Exterior, C.A. Banco Universal, with annual yield of 9%, with a nominal value of Bs. 15,091 million and due from 6 to 51 days, for December 2003 (with annual yields between 10% and 13%, with a nominal value of Bs. 12,050 million and due from 3 to 65 days, for June 2003).	**15,091,084**	**15,091,084**[31]	12,049,786	12,049,786[31]
Banco del Caribe, C.A. Banco Universal, with annual yields ranging between 9% and 11%, with a nominal value of Bs. 9,935 million and due from 6 days to 56 days, for December 2003 (with annual yields ranging between 5.94% and 12%, with a nominal value of Bs. 9,605.5 million and due from 32 days to 64 days, for June 2003).	**9,935,386**	**9,935,386**[31]	9,605,592	9,605,592[31]
Banco Provincial, C.A. Banco Universal, with annual yield of 10%, with a nominal value of Bs. 16,470 million and due from 13 days to 44 days, for December 2003 (with annual yields ranging between 7% and 10%, with a nominal value of Bs. 18,928 million and due from 2 days to 32 days, for June 2003)	**16,469,665**	**16,469,665**[31]	18,928,201	18,928,201[31]
Corp Banca, C.A. Banco Universal, with annual yield of 13.25%, with a nominal value of Bs. 1,928 million and due at 2 days, for June 2003 (with annual yield of 11.21%, with a nominal value of Bs. 1,949 million and due at 28 days, for June 2003).	**1,928,000**	**1,928,000**[31]	1,949,300	1,949,300[31]

[30] The fair value is equivalent to amortized cost.
[31] The fair value is equivalent to nominal value.

	31/12/2003		30/06/2003	
	Amortized or acquisition cost	**Fair market value**	Amortized or acquisition cost	Fair market value
Banco de Venezuela, S.A. Banco Universal, with annual yields ranging between 7% and 15.75%, with a nominal value of Bs. 23,976 million and due from 6 to 75 days, for December 2003 (with annual yields ranging between 3.96% and 13%, with a nominal value of Bs. 23,010.3 million and due from 1 to 63 days, for June 2003)	**23,975,634**	**23,975,634[32]**	23,010,730	23,010,730[32]
Banco Mercantil, S.A. Banco Universal, with annual yields ranging between 11% and 13.50%, with a nominal value of Bs. 18,569 million and due from 6 to 82 days for December 2003 (with annual yields ranging between 2.02% and 13.68%, with a nominal value of Bs. 11,413 million and due from 1 to 88 days for June 2003).	**18,568,956**	**18,568,956[32]**	11,413,143	11,413,143[32]
Banco Citibank, with annual yields ranging between 8.50% and 12.50% with a nominal value of Bs. 3,553 million and due at 6 days for December 2003 (with annual yields ranging between 1% and 11% with a nominal value of Bs. 8,778 million and due from 10 to 23 days for June 2003).	**3,553,447**	**3,553,447[32]**	8,778,415	8,778,415[32]
ABN AMRO BANK, NV, with annual yields ranging between 6.30% and 12.75%, with a nominal value of Bs. 11,506 million and due from 12 days to 40 days, for December 2003 (with annual yields ranging between 4% and 8%, with a nominal value of Bs. 8,944 million and due from 18 days to 57 days, for June 2003).	**11,506,027**	**11,506,027[13]**	8,944,345	8,944,345[13]
	101,028,199	**101,028,199**	94,679,512	94,679,512
	199,323,995	**199,221,824**	166,531,604	167,451,743

The participation in domestic financial and nonfinancial companies corresponds to investment, guarantee and administration trusts managed by trusters.

Maturities for investment securities are as follows:

	31-12-03		30-06-03	
	Amortized or acquisition cost	**Fair market value**	Amortized or acquisition cost	Fair market value
		(In thousands of bolivars)		
Due in six months or less	**172,850,698**	**172,834,369**	140,879,934	140,861,644
Due from six months to one year	**13,865,044**	**13,764,861**	6,810,850	6,759,040
Due from one to five years	**11,500,000**	**11,500,000**	17,326,495	17,202,152
Undefined maturity (shares)	**1,108,253**	**1,122,594**	1,514,325	2,628,907
	199,323,995	**199,221,824**	166,531,604	167,451,743

[32] The fair value is equivalent to nominal value.

As of June 30, 2003 the trusts' investments include shares of Venezolano de Crédito, S.A. Banco Universal, deposited in the trust before the effectiveness of the amended General Law of Banks and Other Financial Institutions, which hinders investment securities issued by the own trust institution or its related companies. Such investments belong to Trust N° 577, the truster of which died, and to date, the heirs have not been able to consign the legal documentation required to mobilize this trust. On July 10, 2003, the Bank entered into a replacement contract of trustee under mandate of the beneficiaries of Trust N° 577, through which it is agreed to designate another local financial institution as substitute trustee, thus transferring to this the goods and rights on such trust contract.

- **Trust loan portfolio-**

The trust loan portfolio is mainly composed of loans granted to beneficiaries, which, as of December 31 and June 30, 2003, amounts to Bs. 123,540 million and Bs. 111,921 million, respectively.

As of December 31 and June 30, 2003 loans to beneficiaries are classified as normal risk according to parameters provided by Resolution N° 009-1197 and Resolution N° 056-03 on "Standards related to the Classification of the Loan Portfolio Risk and Calculation of its Provisions".

Loans receivable from beneficiaries are classified by type of guarantee as follows:

	31-12-03	30-06-03
	In thousands of bolivars	
Real estate mortgage	**20,906,500**	18,937,399
Collateral	**2,341,615**	2,605,380
Guarantees on monies	**100,292,126**	90,378,417
	123,540,241	111,921,196

The "Guarantees on monies" correspond to loans receivable from beneficiaries guaranteed on labor indemnities or monies held by trustees in savings and loan entities or funds managed by the trust.

The loans granted to beneficiaries are mainly destined to the construction, acquisition, improvement or repair of housing, and other, such as school pensions or medical services.

Loans to beneficiaries are classified by maturity as follows:

	31-12-03	30-06-03
	In thousands of bolivars	
Due over 360 days	**23,248,115**	21,542,779
Due in various terms	**100,292,126**	90,378,417
	123,540,241	111,921,196

As of December 31 and June 30, 2003, the loans to beneficiaries, classified by maturity as "Due in various terms" correspond to loans receivable from beneficiaries guaranteed with their labor indemnities or on their monies maintained in savings funds or savings and loan entities without a defined payment date or capital amortization, as provided by the trust contracts. However, the total payment of such loans will be effective as the beneficiary terminates its labor or contractual relationship with the truster.

As of December 31 and June 30, 2003, the loans to beneficiaries are mainly composed of loans guaranteed with labor indemnities granted to trusters and loans granted with funds of customer-directed trusts, which have been created by trusters for the purpose of granting financing programs for the acquisition, improvement or repair of housing to its employees (trust beneficiaries), which are guaranteed through real estate mortgages. Trust contracts release the Bank from loan risk losses.

Under Article N° 51 of the Decree of the amended General Law of Banks and Other Financial Institutions the total amount of the trusted funds will not exceed 5 times the stockholders' equity of the trust institution. As of December 31 and June 30, 2003, the total of trusted funds does not exceed such equity ratio upon exclusion of the guarantee trust mentioned below.

On December 14, 2001, the Bank requested to the SUDEBAN the authorization to exclude the guarantee trust from the calculation basis to determine the number of times that the stockholders' equity exceeds the value of the trusted funds, which as of December 31 and June 30, 2003 amounts to Bs. 1,678,071 million, as it does not represent any loss risk for the Bank. On December 31, 2001 the SUDEBAN through official document No. SBIF-GI5-10040 denied such request as it is not possible to give up the application of the legal standards.

On March 20, 2002, Venezolano de Crédito, S.A. Banco Universal exerted a contentious administrative appeal to nullify together with a request of an innominate cautionary measure against official document N° SBIF-GI5-10040 dated December 31, 2001, issued by the SUDEBAN. On May 2, 2002, the First Court in Contentious Administrative matters granted the innominate cautionary measure requested and, accordingly, it was ordered to the SUDEBAN the abstention of requesting the inclusion of the guarantee trust in the calculation of the ratio of Trusted Funds to stockholders' equity referred to in Article No. 51 of the Decree of the General Law of Banks and Other Financial Institutions, while the lawsuit of nullification takes place, which to date is pending for sentence from the First Court in Contentious Administrative Matters.

- **Other trusts-**

On July 3, 2003, the Bank was designated as Commission Agent of a Multilateral Entity. The commission contract sets forth that the principal has delivered 96,807,204 shares of a company (the borrower) to the Bank, with a nominal value of Bs. 1,000 each to maintain these in custody on behalf of the multilateral entity for the purpose of guaranteeing a borrowing granted to the borrower.

NOTE 17.- Fair value of financial instruments:

The accounting standards of the SUDEBAN require the disclosure of information on the fair value of those financial instruments for which it is common to estimate such value. The fair values included herein do not necessarily show the amounts for which the Bank might negotiate its financial instruments in the market.

As of December 31 and June 30, 2003, the Bank applied the following methods and assumptions to estimate the fair value of those financial instruments for which it is practical to calculate such value:

a. Cash and due from banks: The book value for these short-term instruments is equivalent to the fair value.

b. Investment securities, including investments in shares of unconsolidated subsidiaries and affiliates:

   - Securities listed on the stock exchange: the market price effective at the end of the six-month period is considered as fair value.
   - For shares in subsidiaries and affiliates, fair value is considered as equity value in accordance with the Company's financial statements.
   - Deposits in banks and other financial institutions: the book par value of these short-term instruments is similar to fair value.
   - For those securities not listed on the stock exchange, the Bank determines the fair value by discounting the future flows of said investments based on a discount rate equivalent to the annual yield percentage used in the negotiation of said investments in the market or the higher current interest rate issued by BCV or through the average price obtained from Reuters or any other similar system.

c. Loan portfolio: the productive loan portfolio of the Bank (current and restructured credits) is mainly composed of short-term credits. The Bank modifies the amount of their loans on a monthly basis, according to the market rates. Accordingly, the book value of the productive loan portfolio (except for the general provision) is equivalent to its fair value. The net book value of the nonproductive loan portfolio (past due and in litigation loans) totally or partially provisioned or non-interest bearing is equivalent to its fair value.

d. Customers' deposits: The fair values shown for demand deposits are equivalent to the amount payable on demand at year-end, in other words, their book value.

e. Other financial intermediation obligations and other borrowings: Loans received from financial institutions approximate their fair values

f. Financial instruments with off-balance sheet risk: The fair value of forward foreign currency contracts is determined on the basis of the future cash flow discounted in accordance with current conditions at the ending balance for the interest rates of the currencies involved in the contracts. The spot operations of purchase-sale of foreign currency are due in 5 days or less, accordingly, their book value is equivalent to their fair value.

The book and fair values estimated for the financial instruments of the Bank and its Branch are as follows:

	31-12-03		30-06-03	
	Book value	**Fair value**	Book value	Fair value
	(In thousands of bolivars)			
ASSETS:				
Cash and due from banks	**219,184,460**	**219,184,460**	159,275,905	159,275,905
Investment securities	**681,752,169**	**681,752,169**	479,496,799	479,496,799
Loan portfolio	**330,126,782**	**336,235,937**	302,314,776	308,086,471
Interests and commissions receivable	**11,487,418**	**11,487,418**	10,392,500	10,392,500
Investments in subsidiaries, affiliates and branches	**5,414,133**	**5,414,133**	5,287,284	5,287,284
	1,247,964,962	**1,254,074,117**	956,767,264	962,538,959
LIABILITIES:				
Customers' deposits	**929,186,885**	**929,186,885**	734,786,632	734,786,632
Other borrowings	**151,264,493**	**151,264,493**	67,082,347	67,082,347
Other financial intermediation obligations	**483,548**	**483,548**	54,492	54,492
Interests and commissions payable	**386,610**	**386,610**	545,659	545,659
	1,081,321,536	**1,081,321,536**	802,469,130	802,469,130
MEMORANDUM ACCOUNTS:				
Contingent debit accounts	**201,889,898**	**201,889,898**	136,126,557	136,126,557
Financial instruments with off-balance sheet risk	**552,732**	**518,347**	829,097	753,929
Trust assets	**2,037,564,953**	**2,037,462,782**	2,153,416,248	2,154,336,387
Other trusts	**96,807,201**	**96,807,201**	-0-	-0-
Other debit memorandum accounts	**1,554,049,728**	**1,554,049,728**	1,176,124,270	1,176,124,270
	3,980,864,512	**3,890,727,956**	3,466,496,172	3,467,341,143

NOTE 18.- Maturity of assets and liabilities:

Maturities of financial assets and liabilities shown in the balance sheets are as follows:

As of December 31, 2003:

	Due in 6 months or less	Due from 6 to 12 months	Due from 12 to 18 months	Due from 18 to 24 months	Due over 24 months	Total
			(In thousands of bolivars)			
ASSETS:						
Cash and due from banks	219,184,460	-0-	-0-	-0-	-0-	219,184,460
Investment securities						
Placements with BCV and interbank transactions	394,274,552	-0-	-0-	-0-	-0-	394,274,552
Available-for-sale securities	5,740,000	-0-	-0-	-0-	34,628,514	40,368,514
Held-to-maturity securities	198,389,567	3,431,000	4,000,000	2,000,000	-0-	207,820,567
Restricted cash securities	39,288,536	-0-	-0-	-0-	-0-	39,288,536
Other securities	-0-	-0-	-0-	-0-	-0-	-0-
Loan portfolio, net	246,670,733	20,079,379	8,716,530	7,111,298	47,548,842	330,126,782
Interests and commissions *receivable*	11,487,418	-0-	-0-	-0-	-0-	11,487,418
Investments in subsidiaries and affiliates	-0-	-0-	-0-	-0-	5,414,133	5,414,133
	1,115,035,266	23,510,379	12,716,530	9,111,298	87,591,489	1,247,964,962
LIABILITIES:						
Customers' deposits	929,186,885	-0-	-0-	-0-	-0-	929,186,885
Other borrowings	150,695,717	-0-	-0-	-0-	568,776	151,264,493
Other financial intermediation obligations	483,548	-0-	-0-	-0-	-0-	483,548
Interests and commissions payable	386,610	-0-	-0-	-0-	-0-	386,610
	1,080,752,760	-0-	-0-	-0-	568,776	1,081,321,536

As of June 30, 2003:

	Due in 6 months or less	Due from 6 to 12 months	Due from 12 to 18 months	Due from 18 to 24 months	Due over 24 months	Total
			(In thousands of bolivars)			
ASSETS:						
Cash and due from banks	159,275,905	-0-	-0-	-0-	-0-	159,275,905
Investment securities						
Placements with BCV and interbank transactions	321,769,152	-0-	-0-	-0-	-0-	321,769,152
Available-for-sale securities	8,649,826	-0-	-0-	4,804,471	33,495,023	46,949,320
Held-to-maturity securities	85,739,591	1,000,000	3,431,000	4,000,000	2,000,000	96,170,591
Restricted cash securities	14,607,736	-0-	-0-	-0-	-0-	14,607,736
Loan portfolio, net	230,956,564	22,007,096	7,329,521	7,246,781	34,774,814	302,314,776
Interests and commissions receivable	10,392,500	-0-	-0-	-0-	-0-	10,392,500
Investments in subsidiaries and affiliates	-0-	-0-	-0-	-0-	5,287,284	5,287,284
	831,391,274	23,007,096	10,760,521	16,051,252	75,557,121	956,767,264
LIABILITIES:						
Customers' deposits	729,786,632	5,000,000	-0-	-0-	-0-	734,786,632
Other borrowings	66,508,396	-0-	-0-	-0-	573,951	67,082,347
Other financial intermediation obligations	54,492	-0-	-0-	-0-	-0-	54,492
Interests and commissions payable	545,659	-0-	-0-	-0-	-0-	545,659
	796,895,179	5,000,000	-0-	-0-	573,951	802,469,130

NOTE 19.- Tax regime:

a. Book to tax reconciliation-

The Bank's fiscal year ends in December 31. The provisions for income taxes are calculated on the basis of an income that differs from book income due to nontaxable or deductible items, which are permanent or temporary. The book to tax reconciliation determined on book income, and the income tax expense calculated on tax income are shown as follows:

	Six-month period ended 31-12-03	Six-month period ended 30-06-03
	(In thousands of bolivars)	
Income tax expense determined on the book income	**14,095,178**	13,146,086
Differences between book and tax expense, net:		
Tax readjustment for inflation	**(8,544,494)**	(7,276,087)
Income from public securities	**(13,590,635)**	(5,444,895)
Equity participation and dividends	**(61,121)**	(67,745)
Provision for retirements and other	**283,207**	339,260
Expenses related to exempted income	**1,361,770**	274,067
Provision for valuation of assets net of write-offs	**(1,038,337)**	75,530
Other	**131,047**	(104,112)
	(21,458,563)	(12,203,982)
Less:		
Tax loss carryforwards and corporate asset tax credits	**-0-**	-0-
Income tax caused	**-0-**	942,104

b. Tax adjustment for inflation-

The regular tax adjustment for inflation represents the higher (or lower) value of the stockholder's equity resulting from recognizing the effects of inflation over nonmonetary assets and liabilities through the application of the Consumer Price Index (CPI) issued by the BCV on the basis of the procedures provided by the Venezuelan tax law. The tax adjustment for inflation estimated through this method is considered as taxable income or loss deductible in the calculation of the income tax expense.

c. Corporate assets tax-

The corporate assets tax complements income taxes. This tax results from applying a 1% rate to the net average amount of nonmonetary assets adjusted for inflation and monetary assets devalued for inflation. The amount payable shall be the highest amount resulting between the corporate assets tax and the income tax for the period. The payment of this supplemental tax can be carried forward up to three years subsequent to the period in which such tax originated, as a credit of caused income taxes. For the fiscal year ended December 31, 2003 the Bank caused corporate assets tax as this tax exceeded income taxes. For the six-month period ended June 30, 2003, the Bank estimated that the corporate assets tax would exceed the income tax.

d. Loss carryforwards-

The Venezuelan Income Tax Law authorizes the carryforward of operating losses not offset for up to three years subsequent to the period in which they were incurred and the carryforward of tax losses from tax inflation adjustment for up to one subsequent year. As of December 31, 2003 the Bank does not have any tax loss carryforwards.

NOTE 20.- Retirement pension plan:

The Bank has a noncontributory pension plan. The plan's benefits payable are based upon the years of service and the employee's last salary. The obligation under this plan is calculated on the basis of actuarial surveys made on an annual basis. The pension plan administration is the responsibility of the Bank's Management.

As of December 31 and June 30, 2003, the reconciliation of the financial position of the pension plan is as follows:

	31-12-03	30-06-03
	(In thousands of bolivars)	
Obligation from projected benefits	**(6,283,255)**	(5,800,419)
Net assets of the Plan	**-0-**	-0-
Net financial position of the plan	**(6,283,255)**	(5,800,419)
Unrecognized temporary obligation	**640,109**	853,479
Unrecognized net loss	**1,877,684**	1,911,221
Liability for pension plan	**(3,765,462)**	(3,035,719)

As of December 31 and June 30, 2003, the accrued liability of the plan, calculated on the basis of the current benefits of employees, amounts to about Bs. 3,180 million and Bs. 2,912 million, respectively.

During the six-month periods ended December 31 and June 30, 2003, the Bank recorded approximately Bs. 767 million and Bs. 712 million, respectively, for accrual for the retirement plan. As of December 31 and June 30, 2003, the accrual for the retirement plan amounts to approximately Bs. 3,765 million and Bs. 3,036 million, respectively.

As of June 30, 2003 the unrecognized actuarial net loss incurred during the year ended December 31, 2002 amounted to Bs. 873 million, corresponding to differences between the actuarial premises applied and the current values, resulting from differences in the salary increases, higher or lower rotation and mortality occurred and adjustments to actuarial premises, among other. These net losses are amortized generally over the remaining average years necessary for retirement of the active group.

Premises used by independent actuaries to calculate the obligation for projected benefits, according to the actuarial report of December 2002, are as follows:

Discount rate	13%
Salary increase	9%

The periodical cost of the pension plan is composed as follows:

	31-12-03	30-06-03
	(In thousands of bolivars)	
Cost of services at year-end	185,340	174,353
Interest cost	363,464	335,659
Foreseen return on assets	-0-	-0-
Amortization-		
Unrecognized net temporary obligation	213,370	213,370
Unrecognized net loss	33,537	33,537
	246,907	246,907
	795,711	756,919

Independent actuaries made an actuarial calculation of the projected benefit obligation of the retirement pension plan under the premise that the initial application date is June 30, 2000, in order to determine the unrecognized net obligation, which will be amortized by the Bank using the straight-line method from July 1, 2000, over a 5 year-period.

For the six-month periods ended December 31 and June 30, 2003, the payments made for the pension plan were Bs. 32 million.

NOTE 21.- Contingencies and commitments:

As of December 31 and June 30, 2003, the Bank has the following contingencies and claims:

a. Tax contingencies-

For the six-month periods ended December 31 and June 30, 2003, the Bank has been issued tax assessments related to income taxes for Bs. 8,139 million and Bs. 4,294 million and related to corporate assets tax for Bs. 746 million and Bs. 940 million by the Tax Administration (SENIAT), respectively. Presently, the Bank is waiting for the issuance of the Culminating Resolution of administrative summary, after having filed the writ of acquittance against such assessments. The first assessment is in stage of proofs.

In addition, the Bank has been issued a tax assessment by the Tax Administration (SENIAT) for Bs. 5,415 million, corresponding to obligations related to its role as withholding agent on current account debits maintained in financial institutions.

In the opinion of the external legal advisors, the possibilities of a favorable outcome for the Bank in connection with these assessments are high.

b. Other-

- Several claims have been filed against the Bank by certain companies of the fishing industry regarding guarantee operations to two shipping companies. These operations are totally covered with guarantees established on behalf of the Bank by foreign financial institutions with which the shipping companies manage their operations. To date, part of these claims have been rejected or the claimers have desisted their actions against the Bank before the Supreme Court of Justice; the others are waiting for the final judicial decision by the Court.

- There is a claim for damages and prejudices amounting to Bs. 6,911 million issued against the Bank by Oswaldo Gibelli y Asociados, C.A. There is a sentence in first instance favorable for the Bank and a sentence against it in the High Court. The Bank has formalized an annulment appeal before the Civil Annulment Room before the Supreme Court of Justice.

- On May 26, 2003 through official document N° SBIF-G13-05391, the SUDEBAN observed that in the purchase-sale transactions of futures in currencies with forwards carried out in 2002 with Vencred, S.A. (stockholder), the Bank might result liable in the prohibition provided by numeral 15 of Article 185 of the General Law of Banks and Other Financial Institutions.

On October 24, 2003, the Bank filed a writ of acquittance before that entity. To the date of this report the SUDEBAN has not issued any pronouncement on this request.

In the opinion of the Bank's management, based upon the analysis of every case and the external legal advisors' opinion, the Bank's provisions as of December 31 and June 30, 2003, cover sufficiently the obligations that might arise as a result of the claims referred to above.

NOTE 22.- Balances and transactions with related parties:

Venezolano de Crédito, S.A. Banco Universal and its foreign branch are members of Grupo Venezolano de Crédito and Grupo Vencred. Because of the nature of their business, the Bank and its Branch have made transactions and maintain balances with companies of the Group and their effects are included in their financial statements. The terms of some of these transactions might not be similar to those that might result from transactions with unrelated parties.

The most significant transactions carried out by the Bank with stockholders and related parties are mainly represented by investments and borrowings, the effects of which are presented as follows:

	31-12-03	30-06-03
	(In thousands of bolivars)	
Income from other accounts receivable:		
Commissions on Guarantees granted-		
Valores Vencred, S.A.	-0-	6,692
Other operating income:		
Commissions from services-		
Participaciones Vencred, S.A.	5,400	6,300
Commissions from services-		
Promociones Vencred, S.A.	-0-	28,555
Income from equity participation:		
Participaciones Vencred, S.A.	126,848	171,428
	132,248	212,975
Financial expenses:		
Expenses for deposits in interest-bearing current accounts-		
Valores Vencred, S.A.	2,242	4,346
Vencred, S.A.	3,507	7,297
Other	2,723	2,688
	8,472	14,331

	31-12-03	30-06-03
	(In thousands of bolivars)	
Expenses for savings deposits-		
Servicios de Actualización Automática	**1,678**	4,997
Vencred, S.A.	**4**	2,276
Valores Vencred, S.A.	**3**	47
Other	**1**	812
	1,686	8,132
Expenses for other borrowings-		
Participaciones Vencred, S.A.	**81,698**	194,311
	91,856	216,774
Operating expenses-		
Venezolana de Bienes, S.A.	**16,163**	10,458
Vencred, S.A.	**50,046**	55,384
	66,209	65,842
	158,065	282,616

During the six-month periods ended December 31 and June 30, 2003, the Bank sold available-for-sale securities to related companies, at their book value.

During the six-month periods ended December 31 and June 30, 2003, Participaciones Vencred, S.A. (an affiliate) made investments in registered demand certificates in the Bank, which generated interest expense for approximately Bs. 82 million and Bs. 194 million, respectively.

As a result of these transactions and other less significant transactions, the following balances included in various captions of the balance sheets are as follows:

	31-12-03	30-06-03
	(In thousands of bolivars)	
ASSETS		
Investments in subsidiaries and affiliates:		
Participaciones Vencred, S.A.	**5,442,434**	5,315,585
Foreclosed assets:		
Desarrollos del Sol, C.A. (NOTE 8)	**3,396,209**	5,753,581
	8,838,643	11,069,166
LIABILITIES		
Customers' deposits:		
Non-interest bearing current accounts-		
Valores Vencred, S.A.	**155,400**	36,136
Vencred, S.A.	**9,770**	7,217
Other	**210**	232
	165,380	43,585

	31-12-03	30-06-03
	(In thousands of bolivars)	
Interest-bearing current accounts-		
Vencred, S.A.	**772,417**	1,566,524
Valores Vencred, S.A.	**1,375,224**	180,528
Inversiones Bonorum, C.A.	**300,192**	36,921
Other	**79,959**	31,306
	2,527,792	1,815,279
Savings deposits-		
Servicios de Actualización Automática	**263,082**	233,160
Other	**1,948**	1,969
	265,030	235,129
	2,958,202	2,093,993
Other borrowings-		
Participaciones Vencred, S.A.	**6,210,410**	5,689,812
	9,168,612	7,783,805
MEMORANDUM ACCOUNTS		
Bonds granted:		
Valores Vencred, S.A.	**-0-**	990,012

As of June 30, 2003, the guarantees granted to Valores Vencred Casa de Bolsa, S.A. (a company that belongs to the Financial Group of the Bank) are destined to guarantee to the Caracas Stock Exchange the compliance with the obligations resulting from stock exchange operations of such company and were granted before the effectiveness of the new Law of Banks. Such guarantee is not in compliance with Article N° 185, numeral 8 of the new Amendment Law of the General Law of Banks and Other Financial Institutions. Nevertheless, on July 25, 2003, a national bank approved the guarantee requested by Valores Vencred Casa de Bolsa, S.A. to cover this purpose; therefore, the Bank annulled the guarantee granted to Valores Vencred, S.A.

NOTE 23.- Foreign currency position:

The balances in foreign currency included in the balance sheets are detailed as follows:

	31-12-03		30-06-03	
	US$	**Bs.**	US$	Bs.
		(In thousands)		
ASSETS:				
Cash and due from banks	**12,170**	**19,422,555**	20,205	32,247,109
Investment securities	**69,717**	**111,269,080**	64,841	103,485,774
Loan portfolio	**3,562**	**5,684,886**	4,676	7,462,334
Interests and commissions receivable	**64**	**102,554**	204	325,358
Other assets	**165**	**263,330**	139	222,161
	85,678	**136,742,405**	90,065	143,742,736

	31-12-03		30-06-03	
	US$	Bs.	US$	Bs.
	(In thousands)			
LIABILITIES:				
Customers' deposits	(63,610)	(101,522,248)	(59,659)	(95,215,313)
Other borrowings	(3,386)	(5,404,331)	(2,310)	(3,687,092)
Other financial intermediation obligations	(85)	(135,054)	-0-	-0-
Interests and commissions payable	-0-	(128)	(232)	(369,729)
Accruals and other liabilities	((418)	(666,782)	(362)	(578,511)
	(67,499)	(107,728,543)	(62,563)	(99,850,645)
MEMORANDUM ACCOUNTS:				
Debit contingent accounts, net	1,074	1,420,926	818	829,097
Other debit memorandum accounts, net	(8,325)	(13,289,261)	(17,604)	(28,096,282)
	(7,251)	(11,868,335)	(16,786)	(27,267,185)

The amounts shown in dollars include minor amounts in other foreign currencies such as Euros, pound sterling, Canadian dollars, and Japanese yens, among others, presented at their corresponding value in dollars.

During the six-month periods ended December 31 and June 30, 2003, the Bank obtained exchange gains, including income from foreign currency forward transactions, for approximately Bs. 543 million and Bs. 28,950 million, respectively, and losses for approximately Bs. 68 million and Bs. 12,134 million, respectively, which are presented in the statements of income in the "Other operating income" and "Other operating expenses" captions, respectively.

According to the General Law of Banks and Other Financial Institutions, universal banks should maintain their net position in foreign currency within limits provided by BCV through special resolutions. As of December 31 and June 30, 2003 the net position in foreign currency allowed by BCV was approximately Bs. 24,220 million (US$ 15 million) and Bs. 17,792 million (US$ 11 million), respectively, equivalent to 15% and 12% of net stockholders' equity for December and June 2003. The net position in foreign currency maintained for those dates, calculated on the basis of the Bank's individual financial statements under parameters provided by said institution, amounts to approximately Bs. 16,596 million (US$ 10 million) as of December 31, 2003, and Bs. 16,625 million (US$ 10 million) as of June 30, 2003.

NOTE 24.- Exchange regime:

On January 21, 2003, through Decree No. 2278 published in Official Gazette No. 37614, the Venezuelan Government empowered the Ministry of Finance to agree upon with the BCV temporary measures to limit or restrict the free convertibility of the national currency and the transfer of funds from the country to abroad. On February 5, 2003, BCV issued the Exchange agreement N° 1 published in the Official Gazette No. 37625 that rules the new foreign currency management regime that imposes restrictions to the free convertibility of currencies and the creation of CADIVI (Foreign Exchange Administration Commission), which is in charge of coordinating, administrating, controlling and establishing the requirements, procedures and restrictions required for the execution of this exchange agreement. The official exchange rate from the effectiveness of the new exchange regime would be Bs. 1,596 per US$ 1.00 for purchases.

On April 22, 2003, the Bank entered into the agreement related to the purchase and sale of foreign currencies with CADIVI, under which it may participate in the activities related to the management of the exchange regime through its main office and branches, agencies and offices designated by the Bank. Such agreement has a duration of six months that may be automatically extended for the same term, except as the parties express otherwise.

NOTE 25.- Changes in the standards on the estimations of the allowance for loan portfolio:

On March 10, 2003, the SUDEBAN issued Resolution N° 056-03, through which it temporarily modified certain parameters used in the quantification, classification and mediation of the risks related to the "Loan portfolio" caption provided by Resolution N° 009-1197 dated November 28, 1997 and Resolution N° 010.02 dated January 24, 2002. The changes implemented mainly include modifications in the criteria applied to the quantification of losses on the trade loan portfolio and financial lease classified as high risk and actual risk as of December 31, 2002 and on the consumer loan portfolio, micro credits and at preferential rates, as well as the reduction of the general provision at 1% of the gross portfolio. These new criteria of allowance for loan portfolio would imply a reduction of allowance for loan portfolio maintained by the Bank that shall be refunded from September 2003.

These changes also include the no application, under certain conditions and until September 30, 2003, of the classification of restructured loans and concession of a term until such date, to modify, if required, the payment plans and original terms, as well as the interests on those loans classified as of December 31, 2002, as current and the categories of normal or potential risk, by maintaining their classification and risk.

As a result of the modifications referred to above, the Bank restructured those loans classified as current as of December 31, 2002 and classified as normal or potential risks for Bs. 13,577 million. The Bank decided not to reduce the specific provisions of commercial loans and financial lease, by maintaining the specific risk percentages assigned at December 31, 2002. Additionally, it decided to maintain the general provision over that 1% required on the gross portfolio as of June 30, 2003.

NOTE 26.- Explanation added for translation into English:

The accompanying financial statements are presented on the basis of accounting practices of the Venezuelan Superintendence of Banks and Other Financial Institutions. Certain accounting principles applied by the Bank and its Branch in their financial statements for use in Venezuela may not conform with generally accepted accounting principles in other countries.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH

SUPPLEMENTAL FINANCIAL STATEMENTS AS OF DECEMBER 31 AND JUNE 30, 2003

EXHIBIT I

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
SUPPLEMENTAL BALANCE SHEETS AS OF DECEMBER 31 AND JUNE 30, 2003
(Stated in thousands of constant bolivars)

ASSETS	31-12-2003	30-6-2003
CASH AND DUE FROM BANKS:		
Cash	20,877,921	15,481,285
Banco Central de Venezuela (BCV)	171,204,043	104,240,924
Due from domestic banks and other financial institutions	53,291	27,555
Due from foreign banks and correspondents	15,210,383	30,881,311
Due from main office and branches	-	-
Clearing house funds	11,838,822	24,840,397
(Allowance for cash and due from banks)	-	-
	219,184,460	175,471,472
INVESTMENT SECURITIES:		
Placements in BCV and interbank transactions	394,274,552	354,487,432
Trading securities	-	-
Available-for-sale securities	40,368,514	51,723,243
Held-to-maturity securities	207,820,567	88,579,500
Restricted cash investments	39,288,536	16,093,087
Other securities	-	17,369,954
(Allowance for investment securities)	-	-
	681,752,169	528,253,216
LOAN PORTFOLIO:		
Current loans	335,015,440	336,557,127
Restructured loans	2,928,335	4,432,451
Past-due loans	4,319,591	8,294,238
Loans in litigation	3,316,128	1,159,430
(Allowance for loan portfolio)	(15,452,712)	(17,388,359)
	330,126,782	333,054,887
INTERESTS AND COMMISSIONS RECEIVABLE:		
Accrued interest receivable from cash and due from banks	4,301	4,837
Accrued interest receivable from investment securities	6,609,733	5,866,657
Accrued interest receivable from loan portfolio	3,851,481	7,002,487
Commissions receivable	1,245,203	1,109,379
Accrued interest receivable from other accounts receivable	-	-
(Allowance for accrued interest receivable and other)	(223,300)	(2,534,125)
	11,487,418	11,449,235
INVESTMENTS IN SUBSIDIARIES, AFFILIATES AND BRANCHES:		
Equity in other institutions	5,442,884	5,856,087
Investments in branches or foreign subsidiaries	-	-
(Allowance for investments in foreign subsidiaries, affiliates, branches and agencies)	(244,517)	(244,517)
	5,198,367	5,611,570
FORECLOSED ASSETS	22,447,745	27,546,334
PREMISES AND EQUIPMENT	68,041,543	70,722,224
OTHER ASSETS	11,135,791	14,139,319
	1,349,374,275	1,166,248,257
MEMORANDUM ACCOUNTS:		
Contingent debit accounts	202,442,630	150,881,642
Trust assets	2,037,564,953	2,372,380,920
Other trusts	96,807,201	-
Other debit memorandum accounts	1,554,848,988	1,295,715,485
	3,891,663,772	3,818,978,047

EXHIBIT I

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
SUPPLEMENTAL BALANCE SHEETS AS OF DECEMBER 31 AND JUNE 30, 2003
(Stated in thousands of constant bolivars)

LIABILITIES AND STOCKHOLDERS' EQUITY	31-12-2003	30-6-2003
CUSTOMERS' DEPOSITS:		
Deposits in current accounts		
Non-interest-bearing current accounts	247,673,987	220,031,284
Interest-bearing current accounts	345,580,616	277,363,446
Other demand obligations	20,887,784	24,839,478
Money transaction table obligations	-	-
Savings deposits	149,291,397	139,912,184
Time deposits	117,020,198	91,057,485
Securities issued by the Bank	-	-
Restricted customers' deposits	48,732,903	56,297,671
	929,186,885	809,501,548
OBLIGATIONS WITH BCV	-	-
DEPOSITS AND OBLIGATIONS WITH BANCO NACIONAL DE AHORRO Y PRÉSTAMO	-	-
OTHER BORROWINGS:		
Obligations with domestic financial institutions due in one year or less	13,671,598	43,325,003
Obligations with domestic financial institutions due over one year	-	-
Obligations with foreign financial institutions due in one year or less	137,024,119	29,946,131
Obligations with foreign financial institutions due over one year	-	-
Obligations resulting from other borrowings due in one year or less	-	-
Obligations resulting from other borrowings due over one year	568,776	632,312
	151,264,493	73,903,446
OTHER FINANCIAL INTERMEDIATION OBLIGATIONS	483,548	60,033
INTERESTS AND COMMISSIONS PAYABLE:		
Accrued expenses for customers' deposits	312,804	515,411
Accrued expenses for obligations with BCV	-	-
Accrued expenses for obligations and deposits with Banco Nacional de Ahorro y Préstamo	-	-
Accrued expenses for other borrowings	73,806	85,732
Accrued expenses for other financial intermediation obligations	-	-
Accrued expenses for obligations convertible into capital	-	-
Accrued expenses for subordinated obligations	-	-
	386,610	601,143
ACCRUALS AND OTHER LIABILITIES	53,582,790	54,186,228
Total liabilities	1,134,904,326	938,252,398
STOCKHOLDERS' EQUITY:		
Paid-in capital	42,000,000	42,000,000
Restatement of paid-in capital	287,489,407	287,489,407
Uncapitalized equity contributions	74,233,220	74,233,220
Capital reserves	256,204,239	254,832,199
Retained earnings	(446,269,797)	(432,248,479)
Unrealized gain or loss on available-for-sale securities	812,880	1,689,512
Total stockholders' equity	214,469,949	227,995,859
	1,349,374,275	1,166,248,257
PER CONTRA MEMORANDUM ACCOUNTS	3,891,663,772	3,818,978,047

EXHIBIT II

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
SUPPLEMENTAL STATEMENTS OF INCOME AND ALLOCATION OF NET INCOME
FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2003
(Stated in thousands of constant bolivars, except for amounts per share)

	31-12-2003	30-6-2003
FINANCIAL INCOME:		
Cash and due from banks	93,260	2,292,122
Investment securities	37,635,999	19,183,221
Loan portfolio	36,247,577	62,722,541
Other accounts receivable	806,883	746,726
Investments in subsidiaries, affiliates and branches	-	-
Main office and branches	-	-
Other	126,967	154,902
	74,910,686	85,099,512
FINANCIAL EXPENSES:		
Customers' deposits	5,711,147	20,969,438
Obligations with BCV	-	-
Deposits and obligations with Banco Nacional de Ahorro y Préstamo	-	-
Other borrowings	352,963	343,342
Other financial intermediation obligations	227,919	43,993
Subordinated obligations	-	-
Obligations convertible into capital	-	-
Main office and branches	-	-
Other	585	11,030
Monetary loss	11,320,217	17,931,868
	17,612,831	39,299,671
Gross financial margin	57,297,855	45,799,841
INCOME FROM RECOVERY OF FINANCIAL ASSETS	243,527	248,304
EXPENSES FOR UNCOLLECTIBLE AND IMPAIRED FINANCIAL ASSETS:		
Uncollectible loans and other accounts receivable	394,297	1,504,541
Expenses for allowance and adjustments	-	-
	394,297	1,504,541
Net financial margin	57,147,085	44,543,604
OTHER OPERATING INCOME	20,672,034	47,093,425
OTHER OPERATING EXPENSES	2,695,265	17,457,654
Financial intermediation margin	75,123,854	74,179,375
LESS- OPERATING EXPENSES:		
Personnel	22,327,271	21,685,676
General and administrative expenses	19,285,883	19,804,715
Contributions to FOGADE	1,564,257	1,597,921
Contributions to SUDEBAN	515,650	513,947
	43,693,061	43,602,259
Gross operating margin	31,430,793	30,577,116
Income from foreclosed assets	1,768,439	575,412
Income from special programs	-	-
Miscellaneous operating income	1,152,819	1,620,394
Expenses for foreclosed assets	(4,492,728)	(4,425,306)
Expenses for depreciation, amortization and impaired miscellaneous assets	(505,332)	(505,332)
Miscellaneous operating expenses	(1,447,933)	(648,788)
	(3,524,735)	(3,383,620)
Net operating margin	27,906,058	27,193,496
EXTRAORDINARY INCOME	223,675	-
EXTRAORDINARY EXPENSES	237,113	292,215
Gross income before income taxes	27,892,620	26,901,281
INCOME TAXES	451,804	-
Net income	27,440,816	26,901,281
ALLOCATION OF INCOME, net:		
Legal reserve	1,372,039	2,690,128
Statutory earnings-		
Board of Directors	3,750,429	4,063,181
	3,750,429	4,063,181
LOSEP contribution	-	381,512
Retained earnings-		
Restricted undistributed earnings	-	-
Available undistributed earnings	22,318,348	19,766,460
	22,318,348	19,766,460
	27,440,816	26,901,281

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
SUPPLEMENTAL STATEMENTS OF CHANGES IN THE STOCKHOLDERS' EQUITY
FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2003
(Stated in thousands of constant bolivars)

	Paid-in capital	Restatement of paid-in capital	Uncapitalized equity contributions	Capital reserves	Retained earnings: Restricted undistributed earnings	Retained earnings: Available undistributed earnings	Retained earnings: Result from exposure to inflation	Retained earnings: Total	Unrealized gain or loss on available-for-sale securities	Total stockholders' equity
BALANCES, as of December 31, 2002	42,000,000	287,489,407	74,233,220	250,653,561	10,723,322	(16,976,130)	(397,849,111)	(404,101,928)	(473,835)	249,800,425
Net income for the six-month period	-	-	-	-	-	26,901,281	-	26,901,281	-	26,901,281
Transfer to legal reserve	-	-	-	2,690,128	-	(2,690,128)	-	(2,690,128)	-	-
Supplement for the provision for legal reserve of net income for the prior six-month period	-	-	-	1,488,511	-	(1,488,511)	-	(1,488,511)	-	-
Statutory earnings - Board of directors	-	-	-	-	-	(4,063,181)	-	(4,063,181)	-	(4,063,181)
Dividends declared- Cash	-	-	-	-	-	(46,148,585)	-	(46,148,585)	-	(46,148,585)
Net unrealized gain on valuation of available-for-sale securities	-	-	-	-	-	-	-	-	2,163,346	2,163,346
Transfer of 50% of income of the foreign branch for the six-month period	-	-	-	-	1,832,777	(1,832,777)	-	-	-	-
Transfer of 50% of income of the foreign branch for the prior six-month period	-	-	-	-	1,514,996	(1,514,996)				
LOSEP contribution	-	-	-	-	-	(381,512)	-	(381,512)	-	(381,512)
Release of the general provision for restricted cash investments in prior years	-	-	-	-	(483,326)	483,326	-	-	-	-
Adjustment to defer capitalized interests to the loan portfolio in prior six-month periods as provided by official document N° SBIF-G13-06407 dated 6-20-03 issued by SUDEBAN	-	-	-	-	-	(275,915)	-	(275,915)	-	(275,915)
BALANCES, as of June 30, 2003	42,000,000	287,489,407	74,233,220	254,832,200	13,587,769	(47,987,137)	(397,849,111)	(432,248,479)	1,689,511	227,995,859
Net income for the six-month period	-	-	-	-	-	27,440,816	-	27,440,816	-	27,440,816
Transfer to legal reserve	-	-	-	1,372,039	-	(1,372,039)	-	(1,372,039)	-	-
Statutory earnings - Board of directors	-	-	-	-	-	(3,750,429)	-	(3,750,429)	-	(3,750,429)
Dividends declared- Cash	-	-	-	-	-	(36,339,666)	-	(36,339,666)	-	(36,339,666)
Net unrealized loss on valuation of available-for-sale securities	-	-	-	-	-	-	-	-	(876,631)	(876,631)
Transfer of 50% of income of the foreign branch for the six-month period	-	-	-	-	481,167	(481,167)	-	-	-	-
BALANCES, as of December 31, 2003	42,000,000	287,489,407	74,233,220	256,204,239	14,068,936	(62,489,622)	(397,849,111)	(446,269,797)	812,880	214,469,949

EXHIBIT IV

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
SUPPLEMENTAL STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2003
(Stated in thousands of constant bolivars)

	31-12-2003	30-6-2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income for the six-month period	27,440,816	26,901,281
Adjustments to reconcile net income to cash from operating activities-		
Allowance for uncollectible and impaired financial assets	394,297	1,504,541
Depreciation and amortization	8,385,722	7,681,946
Equity in earnings for the six-month period	413,993	684,544
Net change in other assets	1,238,868	4,991,744
Net change in interests and commissions receivable	313,569	2,821,236
Net change in accruals and other liabilities	(603,438)	(23,650,961)
Net change in interests and commissions payable	(214,533)	(12,365,576)
Statutory earnings	(3,750,429)	(4,063,181)
Net cash from operating activities	33,618,865	4,505,574
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:		
Net change in customers' deposits	119,685,337	(190,419,483)
Net change in other borrowings	77,361,047	40,876,930
Net change in other financial intermediation obligations	423,515	-3,457,326
Dividends paid	(36,339,666)	(46,148,585)
Net cash from (used in) financing activities	161,130,233	(199,148,464)
CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES:		
Loans granted for the period	(308,204,285)	(406,782,407)
Loans collected for the period	310,385,552	520,988,385
Net change in placements in BCV and interbank transactions	(39,787,120)	(285,266,206)
Net change in available-for-sale securities	10,478,097	27,355,244
Net change in held-to-maturity securities	(101,871,113)	106,405,703
Net change in restricted cash investments	(23,195,449)	135,768,715
Net change in other investment securities	-	-
Additions to premises and equipment and foreclosed assets, net	1,158,208	1,456,817
Net cash (used in) from investing activities	(151,036,110)	99,926,251
Net increase (decrease) in cash and due from banks	43,712,988	(94,716,639)
CASH AND DUE FROM BANKS, at the beginning of the six-month period	175,471,472	270,188,111
CASH AND DUE FROM BANKS, at the end of the six-month period	219,184,460	175,471,472

EXHIBIT V

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH

NOTES TO SUPPLEMENTAL FINANCIAL STATEMENTS AS OF DECEMBER 31 AND JUNE 30, 2003

NOTE 1.- Supplemental information:

The inflation-adjusted financial statements, presented as supplemental information in Exhibits I to IV, have been prepared following the same accounting practices summarized in Note 2 to the basic financial statements, except that the adjusted financial statements include the effects of the inflation on the financial information. Therefore, they have a different presentation under accounting standards provided by the Venezuelan Superintendence of Banks and Other Financial Institutions for historical financial statements presented as basic information.

NOTE 2.- Basis of presentation:

The financial statements adjusted for the effects of inflation have been prepared on the basis of the Bank's historical accounting records and have been stated in constant bolivars at December 31, 2003, based upon the general price-level method in order to reflect the purchasing power of the currency at the last year-end.

The purpose of the adjustment for inflation is to restate the accounting records from historical bolivars to constant currency of similar purchasing power, which eliminates the distortion produced by the inflation in the financial statements as a result of the inclusion of bolivars of different purchasing power. The resulting amounts do not purport to represent the fair market values, the replacement costs or any other measure of the current values of the Bank's assets or prices at which the transactions would be commonly made.

The financial statements of the prior six-month period (June 2003) have been restated in currency of the last year-end and their amounts differ from the amounts presented in currency of the corresponding six-month period. As a result, the amounts of both financial statements are comparable between them, and are also comparable to the amounts of the prior six-month period, since they are all expressed in currency of similar purchasing power.

The Bank adopted the general price-level method to restate its historical accounting records. This method consists of restating the accounting records through the application of the general consumer price index (CPI) for the metropolitan area of Caracas, published monthly by BCV, which estimates the constant prices of the economy. The indexes used for restating, with 1997 as the base year, were as follows:

	31-12-03	30-06-03
Year-end	**385.66**	350.07
Average index	**367.05**	329.99

The accumulated inflation rates for the six-month periods ended December 31 and June 30, 2003 were 10.17% and 15.35%, respectively.

A summary of the procedures applied to restate the financial statements for the effects of inflation, in accordance with the general price-level method, is as follows:

a. Monetary assets and liabilities, represented by cash and due from banks, investment securities, loan portfolio, interests and commissions receivable, certain items of other assets, customers' deposits, other borrowings, other financial intermediation obligations, interests and commissions payable and accruals and other liabilities, are presented with the same amounts shown in the historical accounting records since they state the monetary value of their components at the date of the balance sheet.

b. Nonmonetary assets and liabilities, represented by investments in subsidiaries, affiliates and branches, foreclosed assets, premises and equipment and certain items of other assets, are adjusted by applying the CPI, in accordance with the date in which they originated.

c. Paid-in capital stock, retained earnings and other equity accounts are restated from the date of contribution or origin, through the application of the CPI.

d. The profit and loss accounts (statements of income) are restated based on the general average CPI for the year, except for costs and expenses related with nonmonetary assets that were restated according to the adjusted values of the related assets.

As a result of the restatements made under the general price-level method, a monetary loss arises, which is presented in the "Financial expenses" caption in the income for the period, and represents the loss resulting from a monetary denominated asset position during an inflationary period since a monetary liability can be paid with currency of lower purchasing power while the monetary asset reduces its actual value.

VENEZOLANO DE CRÉDITO, S.A.
BANCO UNIVERSAL
AND ITS GRAND CAYMAN BRANCH

FINANCIAL STATEMENTS
AS OF JUNE 30, 2004 AND DECEMBER 31, 2003
TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL
AND ITS GRAND CAYMAN BRANCH

FINANCIAL STATEMENTS
AS OF JUNE 30, 2004 AND DECEMBER 31, 2003

CONTENTS

MAZARS

ADRIANZA, GARCIA & ASOCIADOS

(Translation into English of a report and financial statements originally issued in Spanish solely made for the convenience of readers)

To the Stockholders and Board of Directors of
Venezolano de Crédito, S.A. Banco Universal:

We have audited the accompanying balance sheets of Venezolano de Crédito, S.A. Banco Universal and its Grand Cayman Branch, as of June 30, 2004 and December 31, 2003, and the related statements of income and allocation of net income, changes in the stockholders' equity and cash flows for the six-month periods then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Venezuela. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As explained in Note 2 to the financial statements, the Bank presents its financial statements in conformity with accounting standards provided by Superintendencia de Bancos y Otras Instituciones Financieras – SUDEBAN (the Superintendence of Banks and Other Financial Institutions of Venezuela, hereinafter referred to as "SUDEBAN") applicable to the Venezuelan financial system. These accounting standards differ, in some aspects, from accounting principles generally accepted in Venezuela.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Venezolano de Crédito, S.A. Banco Universal and its Grand Cayman Branch as of June 30, 2004 and December 31, 2003, and the results of their operations and their cash flows for the six-month periods then ended in conformity with accounting standards provided by the SUDEBAN.

Our audits were made for the purpose of forming an opinion on the basic financial statements of Venezolano de Crédito, S.A. Banco Universal and its Grand Cayman branch taken as a whole, stated in historical amounts. The supplemental information, included in Exhibits I to V, referred to the financial statements adjusted for inflation, is presented upon request of the SUDEBAN for purposes of additional analysis. This supplemental information is based on the historical financial statements, adjusted to incorporate the effects of inflation on the basic financial information. We have reviewed the entries prepared to reflect such adjustments and, in our opinion, the entries have been properly applied to the historical financial statements.

ADRIANZA, GARCÍA & ASOCIADOS
REPRESENTATIVES OF MAZARS

Caracas, Venezuela
July 12, 2004

Mercedes E. Rodríguez S.
Public Accountant CPC N° 17299
Registered with the CNV under N° R- 894
and with the SUDEBAN under N° CP 564

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
BALANCE SHEETS AS OF JUNE 30, 2004 AND DECEMBER 31, 2003
(Stated in thousands of historical bolivars)

ASSETS	30-06-04	31-12-2003
CASH AND DUE FROM BANKS:		
Cash	22.209.490	20.877.921
Banco Central de Venezuela (Note 3)	141.244.558	171.204.043
Due from domestic banks and other financial institutions	-	53.291
Due from foreign banks and correspondents	11.074.901	15.210.383
Due from main office and branches	-	-
Clearing house funds	27.120.063	11.838.822
(Allowance for cash and due from banks)	-	-
	201.649.012	219.184.460
INVESTMENT SECURITIES (Note 4):		
Placements in Banco Central de Venezuela and interbank transactions	170.397.905	394.274.552
Trading securities	-	-
Available-for-sale securities	41.271.507	40.368.514
Held-to-maturity securities	249.764.155	207.820.567
Restricted cash investments	103.611.592	39.288.536
Other securities	-	-
(Allowance for investment securities)	-	-
	565.045.159	681.752.169
LOAN PORTFOLIO (Note 5):		
Current loans	468.676.313	335.015.440
Restructured loans	3.227.239	2.928.335
Past-due loans	2.659.873	4.319.591
Loans in litigation	3.070.207	3.316.128
(Allowance for loan portfolio)	(11.182.725)	(15.452.712)
	466.450.907	330.126.782
INTERESTS AND COMMISSIONS RECEIVABLE:		
Accrued interest receivable from cash and due from banks	4.298	4.301
Accrued interest receivable from investment securities	6.539.065	6.609.733
Accrued interest receivable from loan portfolio	4.380.252	3.851.481
Commissions receivable	1.033.472	1.245.203
Accrued interest and commissions receivable from other accounts receivable	-	-
(Allowance for accrued interest receivable and other)	(173.300)	(223.300)
	11.783.787	11.487.418
INVESTMENTS IN SUBSIDIARIES, AFFILIATES AND BRANCHES (Note 6):		
Investments in subsidiaries and affiliates	5.544.039	5.442.434
Investments in branches	-	-
(Allowance for investments in subsidiaries, affiliates and branches)	(28.301)	(28.301)
	5.515.738	5.414.133
FORECLOSED ASSETS (Note 8)	10.387.382	11.767.869
PREMISES AND EQUIPMENT (Note 9)	25.102.449	25.233.651
OTHER ASSETS (Note 10)	12.477.793	11.401.544
	1.298.412.227	1.296.368.026
MEMORANDUM ACCOUNTS (Note 16):		
Contingent debit accounts	274.946.749	202.442.630
Trust assets	2.394.603.216	2.037.564.953
Other trusts	96.807.201	96.807.201
Other debit memorandum accounts	1.308.829.258	1.554.848.988
	4.075.186.424	3.891.663.772

The accompanying notes (1 to 25) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
BALANCE SHEETS AS OF JUNE 30, 2004 AND DECEMBER 31, 2003
(Stated in thousands of historical bolivars)

LIABILITIES AND STOCKHOLDERS' EQUITY	30-06-04	31-12-2003
CUSTOMERS' DEPOSITS (Note 11):		
Deposits in current accounts		
Non-interest-bearing current accounts	**285.974.685**	247.673.987
Interest-bearing current accounts	**288.652.307**	345.580.616
	574.626.992	593.254.603
Other demand obligations	**28.265.409**	20.887.784
Money transaction table obligations	**-**	-
Savings deposits	**151.938.624**	149.291.397
Time deposits	**239.008.040**	117.020.198
Securities issued by the Bank	**-**	-
Restricted customers' deposits	**54.684.414**	48.732.903
	1.048.523.479	929.186.885
OBLIGATIONS WITH BANCO CENTRAL DE VENEZUELA	**-**	-
DEPOSITS AND OBLIGATIONS WITH BANCO NACIONAL DE AHORRO Y PRÉSTAMO	**-**	-
OTHER BORROWINGS (Note 12):		
Obligations with domestic financial institutions due in one year or less	**19.184.496**	13.671.598
Obligations with domestic financial institutions due over one year	**-**	-
Obligations with foreign financial institutions due in one year or less	**10.081.954**	137.024.119
Obligations with foreign financial institutions due over one year	**-**	-
Obligations resulting from other borrowings due in one year or less	**-**	-
Obligations resulting from other borrowings due over one year	**529.099**	568.776
	29.795.549	151.264.493
OTHER FINANCIAL INTERMEDIATION OBLIGATIONS	**249.038**	483.547
INTERESTS AND COMMISSIONS PAYABLE:		
Accrued expenses for customers' deposits	**795.437**	312.804
Accrued expenses for obligations with Banco Central de Venezuela	**-**	-
Accrued expenses for obligations and deposits with Banco Nacional de Ahorro y Préstamo	**-**	-
Accrued expenses for other borrowings	**87.985**	73.806
Accrued expenses for other financial intermediation obligations	**-**	-
Accrued expenses for obligations convertible into capital	**-**	-
Accrued expenses for subordinated obligations	**-**	-
	883.422	386.610
ACCRUALS AND OTHER LIABILITIES (Note 13)	**51.678.368**	53.582.790
Total liabilities	**1.131.129.856**	1.134.904.325
STOCKHOLDERS' EQUITY (Note 14):		
Paid-in capital	**42.000.000**	42.000.000
Uncapitalized equity contributions	**27.385.896**	27.385.896
Capital reserves	**44.952.889**	42.853.586
Retained earnings	**52.788.105**	48.411.339
Unrealized gain or loss on available-for-sale securities	**155.481**	812.880
Treasury stock	**-**	-
Total stockholders' equity	**167.282.371**	161.463.701
	1.298.412.227	1.296.368.026
PER CONTRA MEMORANDUM ACCOUNTS	**4.075.186.424**	3.891.663.772

The accompanying notes (1 to 25) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
STATEMENTS OF INCOME AND ALLOCATION OF NET INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND DECEMBER 31, 2003
(Stated in thousands of historical bolivars, except for net earnings per share and amounts per share)

	30-06-04	31-12-2003
FINANCIAL INCOME:		
Cash and due from banks	26.470	89.823
Investment securities	36.943.192	35.858.641
Loan portfolio	37.438.472	34.510.916
Other accounts receivable	824.126	767.944
Investments in subsidiaries, affiliates and branches	-	-
Main office and branches	-	-
Other	148.509	120.840
	75.380.769	71.348.164
FINANCIAL EXPENSES:		
Customers' deposits	8.555.892	5.442.876
Obligations with Banco Central de Venezuela	-	-
Deposits and obligations with Banco Nacional de Ahorro y Préstamo	-	-
Other borrowings	183.898	335.929
Other financial intermediation obligations	220.448	216.920
Subordinated obligations	-	-
Obligations convertible into capital	-	-
Main office and branches	-	-
Other	1.235	557
	8.961.473	5.996.282
Gross financial margin	66.419.296	65.351.882
INCOME FROM RECOVERY OF FINANCIAL ASSETS	2.593.870	231.775
EXPENSES FOR UNCOLLECTIBLE AND IMPAIRED FINANCIAL ASSETS:		
Uncollectible loans and other accounts receivable	-	375.909
Expenses for allowance and adjustments	-	-
	-	375.909
Net financial margin	69.013.166	65.207.748
OTHER OPERATING INCOME (Note 15)	25.971.037	19.815.041
OTHER OPERATING EXPENSES	3.331.315	2.176.886
Financial intermediation margin	91.652.888	82.845.903
LESS- OPERATING EXPENSES:		
Personnel	21.396.037	21.254.719
General and administrative expenses	18.319.970	17.116.283
Contributions to FOGADE	1.979.370	1.488.768
Contributions to SUDEBAN	571.706	490.765
	42.267.083	40.350.535
Gross operating margin	49.385.805	42.495.368
Income from foreclosed assets	1.086.867	2.039.675
Income from special programs	-	-
Miscellaneous operating income	2.665.804	1.097.185
Expenses for foreclosed assets	(1.508.025)	(2.294.085)
Expenses for depreciation, amortization and impaired miscellaneous assets	(57.426)	(57.426)
Miscellaneous operating expenses	(5.408.137)	(1.380.841)
	(3.220.917)	(595.492)
Net operating margin	46.164.888	41.899.876
EXTRAORDINARY INCOME	87.495	212.881
EXTRAORDINARY EXPENSES	416.340	226.350
Gross income before income taxes	45.836.043	41.886.407
INCOME TAXES	3.850.000	430.000
Net income	41.986.043	41.456.407
ALLOCATION OF INCOME, net:		
Legal reserve (Note 14)	2.099.303	2.072.820
Statutory earnings-		
Board of Directors	3.589.974	3.569.437
Officers and employees	-	-
	3.589.974	3.569.437
Retained earnings-		
Restricted undistributed earnings	2.667.674	584.794
Available undistributed earnings	33.629.092	35.229.356
	36.296.766	35.814.150
	41.986.043	41.456.407
NET EARNINGS PER SHARE (in bolivars)	457	451
AVERAGE OF OUTSTANDING SHARES FOR THE SIX-MONTH PERIOD (in thousands)	84.000	84.000

The accompanying notes (1 to 25) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND DECEMBER 31, 2003
(Stated in thousands of historical bolivars)

	Paid-in capital	Uncapitalized equity contributions	Capital reserves	Retained earnings: Restricted undistributed earnings	Retained earnings: Available undistributed earnings	Retained earnings: Total	Unrealized gain or loss on available-for-sale securities	Total stockholders' equity
BALANCES, as of June 30, 2003	42.000.000	27.385.896	40.780.766	9.365.433	37.251.756	46.617.189	1.533.574	158.317.425
Net income for the six-month period	-	-	-	-	41.456.407	41.456.407	-	41.456.407
Transfer to legal reserve (Note 14)	-	-	2.072.820	-	(2.072.820)	(2.072.820)	-	-
Statutory earnings - Board of directors	-	-	-	-	(3.569.437)	(3.569.437)	-	(3.569.437)
Dividends declared (Note 14)-								
Cash	-	-	-	-	(34.020.000)	(34.020.000)	-	(34.020.000)
Net unrealized loss on valuation of available-for-sale securities	-	-	-	-	-	-	(720.694)	(720.694)
Transfer to Restricted undistributed earnings-								
Net income for the six-month period of foreign branch	-	-	-	457.946	(457.946)	-	-	-
Equity in earnings of unconsolidated subsidiary	-	-	-	126.848	(126.848)	-	-	-
BALANCES, as of December 31, 2003	42.000.000	27.385.896	42.853.586	9.950.227	38.461.112	48.411.339	812.880	161.463.701
Net income for the six-month period	-	-	-	-	41.986.043	41.986.043	-	41.986.043
Transfer to legal reserve (Note 14)	-	-	2.099.303	-	(2.099.303)	(2.099.303)	-	-
Statutory earnings - Board of directors	-	-	-	-	(3.589.974)	(3.589.974)	-	(3.589.974)
Dividends declared (Note 14)-								
Cash	-	-	-	-	(31.920.000)	(31.920.000)	-	(31.920.000)
Net unrealized loss on valuation of available-for-sale securities	-	-	-	-	-	-	(657.399)	(657.399)
Transfer to Restricted undistributed earnings-								
Net income for the six-month period of foreign branch	-	-	-	2.566.069	(2.566.069)	-	-	-
Equity in earnings of unconsolidated subsidiary	-	-	-	101.605	(101.605)	-	-	-
BALANCES, as of June 30, 2004	42.000.000	27.385.896	44.952.889	12.617.901	40.170.204	52.788.105	155.481	167.282.371

The accompanying notes (1 to 25) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND DECEMBER 31, 2003
(Stated in thousands of historical bolivars)

	30-06-04	31-12-2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income for the six-month period	**41.986.043**	41.456.407
Adjustments to reconcile net income to cash from operating activities-		
Income from recovery of financial assets	**(1.946.449)**	-
Allowance for uncollectible and impaired financial assets	**-**	375.909
Depreciation and amortization	**3.704.439**	4.314.641
Equity in earnings for the six-month period	**(101.605)**	(126.848)
Net change in other assets	**(2.598.581)**	669.257
Net change in interests and commissions receivable	**(246.369)**	(449.234)
Net change in accruals and other liabilities	**(45.015)**	4.104.669
Net change in interests and commissions payable	**496.812**	(159.050)
Statutory earnings	**(3.589.974)**	(3.569.437)
Net cash from operating activities	**37.659.301**	46.616.314
CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES:		
Net change in customers' deposits	**119.336.594**	194.400.254
Net change in other borrowings	**(121.468.944)**	84.182.146
Net change in other financial intermediation obligations	**(234.510)**	429.056
Dividends paid	**(31.920.000)**	(34.020.000)
Net cash (used in) from financing activities	**(34.286.860)**	244.991.456
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Loans granted for the period	**(455.863.542)**	(292.271.483)
Loans collected for the period	**319.795.719**	263.731.026
Net change in placements in Banco Central de Venezuela and interbank transactions	**223.876.647**	(72.505.400)
Net change in available-for-sale securities	**(1.560.392)**	5.860.112
Net change in held-to-maturity securities	**(41.943.588)**	(111.649.976)
Net change in restricted cash investments	**(64.323.056)**	(24.680.800)
Additions to premises and equipment and foreclosed assets, net	**(889.677)**	(182.694)
Net cash used in investing activities	**(20.907.889)**	(231.699.215)
Net (decrease) increase in cash and due from banks	**(17.535.448)**	59.908.555
CASH AND DUE FROM BANKS, at the beginning of the six-month period	**219.184.460**	159.275.905
CASH AND DUE FROM BANKS, at the end of the six-month period	**201.649.012**	219.184.460

The accompanying notes (1 to 25) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH

NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2004 AND DECEMBER 31, 2003

NOTE 1.- Incorporation and Purpose:

Venezolano de Crédito, S.A. Banco Universal is a bank incorporated in Caracas on June 4, 1925. The principal business purpose of the Bank and its foreign branch is to conduct operations and banking business as allowed by laws. Venezolano de Crédito, S.A. Banco Universal is domiciled in Caracas and has incorporated branches and agencies within the country, in Grand Cayman Islands and a representation office in Miami.

Venezolano de Crédito, S.A. Banco Universal is a Universal Bank subject to the General Law of Banks and Other Financial Institutions, Financial Regulation Law and Trust Law, and subject to the applicable regulations of the SUDEBAN, and Banco Central de Venezuela – BCV (The Central Bank of Venezuela, hereinafter referred to as "BCV"). Additionally, the Bank is registered with the "Comisión Nacional de Valores" (National Securities Commission) and is listed on the "Bolsa de Valores de Caracas" (Caracas Stock Exchange); therefore, it is also subject to the Capital Market Law and the standards of the "Comisión Nacional de Valores" (National Securities Commission).

The Bank and its Branch are members of Grupo Venezolano de Crédito and Grupo Vencred and carry out transactions with other members of these Groups.

NOTE 2.- Accounting Policies and Practices:

a. Basis of presentation-

The accompanying financial statements have been prepared in accordance with the accounting practices provided by the SUDEBAN. Some of these practices differ from generally accepted accounting principles in Venezuela commonly applied in the preparation of financial statements of other industries. The most significant differences are the nonrecognition of the effects of inflation on the financial statements as basic information but as supplemental information (see Exhibits I to V), the amortization of foreclosed assets represented by chattels and real estate, and the creation of general provisions for loan portfolios, which are not required under generally accepted accounting principles, the nonrecognition of gains or losses from the sale of certain foreclosed assets (see Note 8), the allowance criteria for interests on past-due and restructured loan portfolio and the nonconsideration of investment securities easily convertible into short-term cash, not subject to significant value fluctuation risks as cash and cash equivalents.

A summary of the most important policies and practices followed by the Bank and its Branch in the preparation of their financial statements is as follows:

b. Use of estimates-

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. Principles of combination or integration-

The financial statements include the accounts of Venezolano de Crédito, S.A. Banco Universal and its Grand Cayman branch. For combination or integration purposes of the accounts of the Bank with its foreign branch, the accounting records of which are stated in US dollars, the financial statements of such branch have been translated into bolivars by applying the exchange rate at the closing date.

The exchange rates applied by the Bank as of June 30, 2004 and December 31, 2003, for the conversion of the financial statements of its foreign branch were Bs. 1,915.20 and Bs. 1,596.00 per US dollar, respectively (see Notes 7 and 24).

d. Cash and equivalents-

For reporting purposes of the statements of cash flows, the Bank considers cash and due from banks in local and foreign currency represented by cash, gold in coins and bars, deposits in BCV, demand deposits in banks and other financial institutions and clearinghouse funds to be cash and equivalents.

e. Investment securities-

Investment securities are classified into three categories: trading, available-for-sale and held-to-maturity. This classification is based on the management's intent with respect to these securities at the acquisition date. Those investment securities acquired to obtain benefits from short-term price fluctuations are classified as trading securities and carried at fair market value; the unrealized gains/losses are included in income. Held-to-maturity investment securities correspond to debt securities on which the Bank has the intention and capacity of holding until maturity. Such investment securities are accounted for at cost adjusted for the amortization of premiums or discounts. Available-for-sale securities are those not classified as trading nor as held-to-maturity securities; they are accounted for at fair market values and the unrealized gains/losses are reported in the stockholders' equity.

Placements in BCV and interbank placements include liquidity surplus investments made by financial institutions with BCV in overnight obligations and obligations issued by local financial institutions due in 60 days or less, which are recorded at their realization value, equivalent to nominal value.

As of June 30, 2004 and December 31, 2003, restricted cash investment securities are mainly represented by investment securities acquired under resale agreements (repo transactions).

The Bank uses the acquisition cost of the security to be traded as calculation basis to determine the realized gain or loss from the sale of investment securities.

Permanent reductions of the fair values of available-for-sale or held-to-maturity securities are charged to income for the period as they arise.

f. Repurchase-resale agreements-

The Bank enters into short-term purchase contracts of securities under agreements to resell (repo agreements). The amounts placed for repo transactions are recorded in the "Restricted cash investments" caption. The Bank monitors the credit risk of the counterparts of the purchase contracts under resale agreements in order to evaluate whether it is necessary to adjust the book value of the repo agreement to the market value of the underlying assets.

g. Allowance for loan losses and contingent portfolio-

The allowance for loan losses and contingent portfolio is maintained at levels adequate to cover potential losses from loans determined on the basis of the standards provided by the SUDEBAN. Management determines the adequacy of such allowance through specific credit reviews, recent loss experience, current economic conditions, risk characteristics of loan categories, fair value of guarantees received and other important factors. The allowance for loan losses is increased with charges to income and is reduced by losses recognized in the portfolio.

In addition to the specific provisions determined on the basis mentioned in the preceding paragraph, the allowance for loan losses includes a general provision, that is over 1% of the gross loan portfolio, except for the loan portfolio to micro-entrepreneurs that requires a general provision of 2%, pursuant to Resolution N° 009/1197 dated November 28, 1997 and Resolution No. 010-02 dated January 24, 2002. At June 30, 2004 and December 31, 2003, the general provision is equivalent to 1.06% and 1.77% of the total loan portfolio, respectively.

The general provision for contingent loans is recorded based on 1% of the balance of said portfolio and is shown in the "Accruals and other liabilities" caption.

h. Derivatives-

The Bank entered into forward foreign currency contracts for trading purposes. The current contracts correspond to transactions made before the effectiveness of the exchange control regime (see Note 24).

The forward foreign currency contracts for trading purposes and those that do not meet the necessary conditions to be classified as hedging are accounted for at their fair value. Fair value of forwards is determined by calculating the forward exchange rate at which the Bank would agree a similar transaction on the basis of the current value of future discounted flows for the remaining term from the year-end until the maturity date, obtaining the unrealized gain or loss from the difference between the year-end spot rate and the forward rate obtained thereby.

The gains or losses from the valuation of forward foreign currency contracts realized for trading purposes are deferred in Other assets and Financial intermediation obligations, respectively.

i. Investments in unconsolidated affiliates and subsidiaries-

Those investments in companies over 20% owned by the Bank are accounted for under the equity method. Under this method, the participation in the investment is recorded in income as "Other operating income" or "Other operating expenses" and the dividends are credited to the investment account as declared. Pursuant to the SUDEBAN, income from equity in earnings or losses of subsidiaries or affiliates is reclassified to the "Restricted undistributed earnings" account until they are available, which occurs once dividends are paid by subsidiaries or affiliates, then they are reclassified to the "Available undistributed earnings" account.

j. Foreclosed assets-

Foreclosed assets are mainly composed of real estate and chattels received in payment, idle assets and other foreclosed assets. Real estate and chattels received in payment are accounted for at the lower of capital book value and disbursements recoverable owed by the borrower, market value, legal foreclosure value or appraisal value. Idle assets are accounted for at the lower of book or realization value. Improvements or additions that may increase the useful life of assets or their realization value are added to the cost of the related asset. The costs derived from maintaining these assets are expensed as incurred. According to current regulations, assets received in payment, real estate and chattels must be sold within a maximum term of one and three years, respectively, period over which they are amortized, while idle assets are removed from the asset accounts after 24 months, period over which they are amortized.

Other foreclosed assets are composed of assets constructed by the Bank for sale. They are accounted for at their acquisition cost plus all those capitalizable costs incurred to make such asset saleable.

k. Premises and equipment-

Premises and equipment in this category are owned by the Bank for its use and are stated at acquisition cost. Premises and equipment are depreciated using the straight-line method based on the estimated useful lives of assets. Expenditures for maintenance and repairs are charged directly to income and improvements and renewals that may increase the capacity of service and efficiency or extend the useful life are added to the cost of the related properties. Upon sale or disposal of assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in income.

l. Deferred expenses-

Deferred expenses mainly include disbursements for organization and facility expenses, goodwill, purchased licenses, software and leasehold improvements, which are not recognized as expenses as paid but allocated to future periods, since the benefits derived thereof extend further than the period in which they were incurred.

The goodwill included in the Deferred expenses caption represents the excess of acquisition cost over the book value of the net assets of the absorbed entities.

Deferred expenses are recorded at cost and are amortized over a maximum term of four years, except for goodwill that is amortized over 20 years or less.

m. Allowance to cover other uncollectibility and impairment risks-

Management determines the adequacy of the allowance to cover potential losses of collectibility or recoverability of other assets through the application of criteria similar to those applied for the loan portfolio, as applicable, and considering the evaluation of other relevant factors. The allowance for other assets is increased by charges to income and reduced by losses recognized of said assets through the related write-offs. Additionally, Management determines the allowance for other assets based on the analysis of their aging in conformity with the requirements of the SUDEBAN.

n. Accrual for labor indemnities-

Accrual for labor indemnities is recorded based upon the actual obligation in accordance with the Labor Law and the current collective contract. The Bank has simple labor indemnities deposited in a trust on behalf of its employees. Penalty indemnities paid for unjustified dismissals are charged to expenses as paid.

o. Income taxes-

The provision for income taxes is calculated on the basis of net taxable income determined pursuant to the current Venezuelan tax law. The income tax liability calculated on this basis is shown in the "Accruals and other liabilities" caption.

Due to the uncertain recovery of the deferred tax asset, the Bank has not recorded the contingent asset resulting from deferring the tax effect caused by the temporary differences arisen between book and tax income.

p. Retirement pension plan-

The costs of a noncontributory pension plan are accumulated based upon actuarial calculations. For the last actuarial calculation made by the Bank on December 31, 2002, the effective discount rates and increases used to calculate the obligation for the benefit projected in long term were 13% and 9% on an annual basis, respectively.

q. Trust assets-

Trust assets are valued based on the same standards the Bank uses to value its own assets, except for the loan portfolio, for which no general provision was created given that Management considered it to be non applicable, and investment securities, according to the standards of the SUDEBAN, are valued at acquisition cost adjusted for the amortization of premiums or discounts, as applicable.

r. Financial income and expense-

Interest income and expense are recorded in the period when earned, depending on the effectiveness of the transactions generating the income or expense.

Accrued interests on past due loans and loans in litigation are recorded in memorandum accounts and recognized as income when collected. Additionally, the Bank provisions accrued interests based on the risk classification percentage determined for the loan portfolio that originated them, except for accrued interests on those loans qualified as a loss risk over 15% classified as actual risk, high-risk and irrecoverable and on the portfolio classified as past due or in litigation and interests on installment loans are provisioned when they are 30 days due, which are fully provisioned.

Loans included in high risk or irrecoverable categories do not accrue any interest income, even if they are current or restructured. Accrued interests are recorded in memorandum accounts and recognized as collected.

According to the provisions of BCV, the Bank determines asset and liability interest rates with its clients, taking in consideration the financial market conditions.

s. Other income-

Income from commissions, income from the sale of the Bank's assets and miscellaneous income from services or recovery of disposed, written-off or depreciated assets, are recorded as collected or extinguished in the "Income from recovery of financial assets", "Other operating income", "Income from foreclosed assets" and "Miscellaneous operating income" captions.

t. Foreign currency transactions and balances-

Foreign currency transactions are recorded at the exchange rate in effect at the transaction date. As of June 30, 2004 and December 31, 2003, foreign currency balances were adjusted at the official year-end exchange rate, which was fixed by BCV upon application of the new exchange management regime (see Note 24).

As of June 30, 2004 and December 31, 2003, the exchange rates used by the Bank were Bs. 1,915.20 and Bs. 1,596.00, per US dollar, respectively.

The foreign currency balances included in the balance sheets as of June 30, 2004 and December 31, 2003, are detailed in Note 23.

u. Net earnings per share-

Net earnings per share shown in the accompanying statements of income and allocation of net income have been determined by dividing the net income for the six-month period, less the statutory earnings, by the average number of outstanding shares for the six-month periods ended June 30, 2004 and December 31, 2003.

NOTE 3.- Reserve balances and other deposits maintained in BCV:

Under current legal regulations, financial institutions are required to maintain certain levels of cash liquidity deposited in BCV, as provided by such institute through special resolutions. As of June 30, 2004 and December 31, 2003, the reserve balance was fixed by BCV at 15% of the weekly average of deposits, customers' deposits, obligations or liability transactions carried out by the institution with private sector entities (regular reserve balance) and public sector entities. The reserve balance must be made in US dollars when the liabilities have been contracted in foreign currency. The reserve balance does not generate any yield.

As of June 30, 2004 and December 31, 2003, the reserve balance required by the BCV amounts to Bs. 136,879 million and Bs. 124,231 million, respectively. The Bank maintained balances available in the BCV to cover such reserve balance.

NOTE 4.- Investment securities:

Investments in debt securities and capital have been classified in the financial statements based on management's intent with respect to these securities. As of June 30, 2004 and December 31, 2003, investment securities are represented as follows:

	30-06-04	31-12-03
	(In thousands of bolivars)	
Investment securities-		
Placements in BCV and interbank transactions	**170,397,905**	394,274,552
Available-for-sale securities	**41,271,507**	40,368,514
Held-to-maturity securities	**249,764,155**	207,820,567
Restricted cash securities	**103,611,592**	39,288,536
	565,045,159	681,752,169

a. Placements in BCV and interbank transactions-

The book value of placements in BCV and interbank transactions, which are shown at their realization value, is as follows:

	30-06-04	31-12-03
	(In thousands of bolivars)	
Placements in BCV and interbank transactions:		
Bonds and obligations issued by BCV-		
Registered demand certificates of deposit issued by BCV with annual yield of 12%, a nominal value of Bs. 156,834 million and due between July and August 2004 (with annual yields between 14% and 16%, and a nominal value of Bs. 372,940 million and due between January and February 2004, as of December 2003)	**156,834,000[1]**	372,940,000[1]
Overnight obligations-		
Overnight placements with domestic financial institutions–with annual yields between 0.50% and 1% and nominal value of Bs. 5,000 million, (annual yield of 1% and nominal value of Bs. 5,000 million, as of December 2003)		
Banco del Caribe, C.A., Banco Universal	**4,000,000[1]**	5,000,000[1]
Citibank, Banco Universal	**1,000,000[1]**	-0-
	5,000,000	5,000,000
Overnight placements with foreign financial institutions—with annual yield of 0.88% and nominal value of US$ 4,471,546, (annual yield of 0.44% and nominal value of US$ 10,234,682, as of December 2003)		
JP Morgan Chase Bank	**7,418,615[1]**	16,334,552[1]
Bank of America Intl, Miami	**1,145,290[1]**	-0-
	8,563,905	16,334,552
	170,397,905	394,274,552

b. Available-for-sale securities-

Available-for-sale investment securities as of June 30, 2004 and December 31, 2003, stated at their fair market value, are detailed as follows:

[1] The fair value corresponds to nominal value.

As of June 30, 2004	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/book value
		(In thousands of bolivars)		
Available-for-sale investment securities:				
Obligations issued by foreign private nonfinancial companies-				
Shell Finance Uk Plc (nominal value of US$ 5,000,000, Bs. 9,576 million, with annual yield of 3.50% and due in October 2008)	**9,576,000**	**-0-**	**(127,945)**	**9,448,055**[2]
Participation in domestic financial institutions-				
Vencred, S.A. (112,404 shares with a nominal value of Bs. 66.65 each and a 0.04% capital share)	**16,875**	**48,319**	**-0-**	**65,194**[3]
Participation in domestic private nonfinancial companies-				
C.A. La Electricidad de Caracas, S.A.C.A. (3,446,885 shares with a nominal value of Bs. 100 each and a 0.11% capital share)	**947,246**	**603,852**	**-0-**	**1,551,098**[3]
Siderúrgica Venezolana (SIVENSA), S.A., (222,694 shares with a nominal value of Bs. 20 each and a 0.01% capital share)	**597**	**4,748**	**-0-**	**5,345**[3]
ADR's de Siderúrgica Venezolana (SIVENSA), S.A. (6,230 ADR'S with a nominal value of Bs. 1,400 each and a 0.01% capital share)	**7,547**	**-0-**	**(342)**	**7,205**[3]
Venezolana de Pulpa y Papel (VENEPAL), C.A. Class "A" (1,926,947 shares with a nominal value of Bs. 100 each and a 0.60% capital share)	**11,517**	**45**	**-0-**	**11,562**[3]
Venezolana de Pulpa y Papel (VENEPAL), C.A. Class "B" (2,182,897 shares with a nominal value of Bs. 100 each and a 0.96% capital share)	**11,351**	**-0-**	**(437)**	**10,914**[3]
CEMEX Venezuela, S.A.C.A. (647,446 shares Type I with a nominal value of Bs. 100 each and a 0.08% capital share)	**138,600**	**52,397**	**-0-**	**190,997**[3]
CEMEX Venezuela, S.A.C.A. (910,918 shares Type II with a nominal value of Bs. 100 each and a 0.15% capital share)	**184,459**	**84,262**	**-0-**	**268,721**[3]
Manufacturas de Papel, S.A.C.A. (MANPA) (466,976 shares with a nominal value of Bs. 10 each and a 0.02% capital share)	**34,089**	**63,976**	**-0-**	**98,065**[3]
Manufacturas Textiles, S.A.C.A. (MANTEX) (35,000 shares with a nominal value of Bs. 1,000 each and a 0.07% capital share)	**14,000**	**-0-**	**(525)**	**13,475**[3]
C.A. Fábrica Nacional de Cementos, S.A.C.A. (453,000 shares with a nominal value of Bs. 10 each and a 0.06% capital share)	**40,770**	**176,670**	**-0-**	**217,440**[3]
Caja Venezolana de Valores, S.A., (21,167 shares with a nominal value of Bs. 6,459 each and a 17.7% capital share)	**133,083**	**3,635**	**-0-**	**136,718**[4]

[2] The fair value corresponds to the quotation value in the foreign stock exchange.
[3] The fair value corresponds to the quotation value in the Caracas stock exchange.
[4] The fair value is equivalent to the equity value.

As of June 30, 2004	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/book value
		(In thousands of bolivars)		
Corporación Suiche 7B, C.A. (62,700 shares with a nominal value of Bs. 1,000 each and an 8.11% capital share)	**9,925**	**-0-**	**-0-**	**9,925**[5]
Corporación Industrial de Energía, C.A., S.A.C.A. (661,122 shares with a nominal value of Bs. 10 each and a 0.02% capital share)	**5,201**	**11,989**	**-0-**	**17,190**[6]
Desarrollos del Sol, C.A. (180 shares with a nominal value of Bs. 100 each and an 18% capital share)	**18**	**-0-**	**-0-**	**18**[5]
	1,538,403	**1,001,574**	**(1,304)**	**2,538,673**
Participation in foreign private nonfinancial companies-				
International Briquettes Holding (6,705 shares with a nominal value of US$ 2.4 equivalent to Bs. 4,596 each)	**11,309**	**19,507**	**-0-**	**30,816**[6]
	1,566,587	**1,069,400**	**(1,304)**	**2,634,683**
Other-				
Goldman Sachs Enhanced Cash Fund Administration shares - Mutual Fund (US$ 15,650,291; 1,556,750 investment units)	**29,973,439**	**-0-**	**(784,670)**	**29,188,769**[7]
	41,116,026	**1,069,400**	**(913,919)**	**41,271,507**

As of December 31, 2003	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/book value
		(In thousands of bolivars)		
Available-for-sale investment securities:				
Obligations issued by foreign private nonfinancial companies-				
Shell Finance Uk Plc (nominal value of US$ 5,000,000, Bs. 7,980 million, with annual yield of 3.50% and due in October 2008)	7,980,000	-0-	(12,529)	7,967,471[8]
Participation in domestic financial institutions-				
Vencred, S.A. (112,404 shares with a nominal value of Bs. 66.65 each and a 0.04% capital share)	16,875	51,691	-0-	68,566[6]
Participation in domestic private nonfinancial companies-				
C.A. La Electricidad de Caracas, S.A.C.A. (3,446,885 shares with a nominal value of Bs. 100 each and a 0.11% capital share)	947,246	569,383	-0-	1,516,629[6]
Siderúrgica Venezolana (SIVENSA), S.A., (222,694 shares with a nominal value of Bs. 20 each and a 0.01% capital share)	597	4,414	-0-	5,011[6]
ADR's de Siderúrgica Venezolana (SIVENSA), S.A. (6,230 ADR'S with a nominal value of Bs. 1,400 each and a 0.01% capital share)	7,547	-0-	(343)	7,204[6]

[5] The fair value is equivalent to the acquisition cost.
[6] The fair value corresponds to the quotation value in the Caracas stock exchange.
[7] The fair value corresponds to the investment unit value published by the mutual fund.
[8] The fair value corresponds to the quotation value in the foreign stock exchange.

As of December 31, 2003	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/book value
		(In thousands of bolivars)		
Venezolana de Pulpa y Papel (VENEPAL), C.A. Class "A" (1,926,947 shares with a nominal value of Bs. 100 each and a 0.60% capital share)	11,517	-0-	(1,303)	10,214[9]
Venezolana de Pulpa y Papel (VENEPAL), C.A. Class "B" (2,182,897 shares with a nominal value of Bs. 100 each and a 0.96% capital share)	11,351	4,017	-0-	15,368[9]
CEMEX Venezuela, S.A.C.A. (647,446 shares Type I with a nominal value of Bs. 100 each and a 0.08% capital share)	138,600	39,448	-0-	178,048[9]
CEMEX Venezuela, S.A.C.A. (910,918 shares Type II with a nominal value of Bs. 100 each and a 0.15% capital share)	184,459	57,390	-0-	241,849[9]
Manufacturas de Papel, S.A.C.A. (MANPA) (466,976 shares with a nominal value of Bs. 10 each and a 0.02% capital share)	34,089	31,287	-0-	65,376[9]
Manufacturas Textiles, S.A.C.A. (MANTEX) (35,000 shares with a nominal value of Bs. 1,000 each and a 0.07% capital share)	14,000	-0-	(3,675)	10,325[9]
C.A. Fábrica Nacional de Cementos, S.A.C.A. (453,000 shares with a nominal value of Bs. 10 each and a 0.06% capital share)	40,770	-0-	(9,468)	31,302[9]
Caja Venezolana de Valores, S.A., (21,167 shares with a nominal value of Bs. 6,459 each and a 17.7% capital share)	133,083	3,635	-0-	136,718[10]
Corporación Suiche 7B, C.A. (41,750 shares with a nominal value of Bs. 1,000 each and an 8.11% capital share)	9,925	-0-	-0-	9,925[11]
Corporación Industrial de Energía, C.A., S.A.C.A. (661,122 shares with a nominal value of Bs. 10 each and a 0.02% capital share)	5,201	10,335	-0-	15,536[12]
Desarrollos del Sol, C.A., (180 shares with a nominal value of Bs. 100 each and an 18% capital share)	18	-0-	-0-	18[11]
	1,538,403	719,909	(14,789)	2,243,523
Participation in foreign private nonfinancial companies-				
International Briquettes Holding (6,705 shares with a nominal value of Bs. 3,830 each)	11,309	14,373	-0-	25,682[12]
	1,566,587	785,973	(14,789)	2,337,771
Other-				
Pledge bond (14,000,000 kgs of conditioned corn at the rate of 410 Bs. per Kg.)	5,378,167	361,833	-0-	5,740,000[12]
Goldman Sachs Enhanced Cash Fund Administration shares - Mutual Fund (1,534,758 investment units)	24,630,880	-0-	(307,608)	24,323,272[13]
	30,009,047	361,833	(307,608)	30,063,272
	39,555,634	1,147,806	(334,926)	40,368,514

[9] The fair value corresponds to the quotation value in the Caracas stock exchange.
[10] The fair value is equivalent to the equity value.
[11] The fair value is equivalent to the acquisition cost.
[12] The fair value corresponds to the quotation value in the Caracas stock exchange or the Agricultural stock exchange.
[13] The fair value corresponds to the investment unit value published by the mutual fund.

Maturities for available-for-sale investment securities are as follows:

	30-06-04		31-12-03	
	Acquisition cost	**Fair market value**	Acquisition cost	Fair market value
	(In thousands of bolivars)			
Due in six months or less	**-0-**	**-0-**	5,378,167	5,740,000
Due from one to five years	**9,576,000**	**9,448,055**	7,980,000	7,967,471
Undefined maturity (shares)	**31,540,026**	**31,823,452**	26,197,467	26,661,043
	41,116,026	**41,271,507**	39,555,634	40,368,514

For the six-month period ended June 30, 2004, the Bank sold available-for-sale securities for Bs. 286,006 million (Bs. 425,299 million, for the six-month period ended December 31, 2003) recording Bs. 8,263 million (Bs. 6,848 million, for December 2003) in the "Other operating income" caption as realized gain on the sale of such securities. Additionally, the Bank recorded losses from the sale of available-for-sale securities for approximately Bs. 32 million (Bs. 102 million, for December 2003), which were recorded in the "Other operating expenses" caption.

c. Held-to-maturity securities-

Held-to-maturity investment securities correspond to debt securities on which the Bank has the intention and capacity of holding until maturity. Such investment securities are detailed as follows:

As of June 30, 2004	Amortized cost/ Carrying amount	Unrealized gross gain	Unrealized gross loss	Fair market value
	(In thousands of bolivars)			
Held-to-maturity investment securities:				
Bonds and obligations issued by BCV- Nominative demand Certificates of Deposit (with annual yield of 13%, with a nominal value of Bs. 144,735 million and due between July and September 2004)	**144,735,000**	**-0-**	**-0-**	**144,735,000**[14]
Time deposits in foreign financial institutions (with annual yields ranging between 1.02% and 1.25%, with a nominal value of US$ 47,043,732, Bs. 90,098 million and due between July and August 2004)-				
JP Morgan Chase Bank	**53,625,600**	**-0-**	**-0-**	**53,625,600**[14]
Barclays Bank PLC Miami	**26,887,873**	**-0-**	**-0-**	**26,887,873**[14]
Standard Chartered Bank	**9,584,682**	**-0-**	**-0-**	**9,584,682**[14]
	90,098,155	**-0-**	**-0-**	**90,098,155**

[14] The fair value corresponds to nominal value.

As of June 30, 2004	Amortized cost/ Carrying amount	Unrealized gross gain	Unrealized gross loss	Fair market value
		(In thousands of bolivars)		
Obligations issued by domestic private nonfinancial companies (with annual yields ranging between 14.74% and 17.31%, and nominal value of Bs. 14,931 million and due between October 2004 and November 2006)-				
Mercantil Servicios Financieros, C.A.	**12,931,000**	**-0-**	**-0-**	**12,931,000**[15]
Citibank Mercado de Capitales, C.A. Casa de Bolsa	**2,000,000**	**-0-**	**-0-**	**2,000,000**[15]
	14,931,000	**-0-**	**-0-**	**14,931,000**
	249,764,155	**-0-**	**-0-**	**249,764,155**

As of December 31, 2003	Amortized cost/ Carrying amount	Unrealized gross gain	Unrealized gross loss	Fair market value
		(In thousands of bolivars)		
Held-to-maturity investment securities:				
Bonds and obligations issued by BCV-				
Nominative demand Certificates of Deposit (with annual yield of 17%, with a nominal value of Bs. 136,793 million and due between January and March 2004)	136,793,000	-0-	-0-	136,793,000[15]
Time deposits in foreign financial institutions (with annual yields ranging between 0.75% and 1.07%, and nominal value of US$ 37,967,774, Bs. 60,597 million and due in January 2004)-				
JP Morgan Chase Bank	31,920,000	-0-	-0-	31,920,000[15]
Barclays Bank PLC Miami	22,276,234	-0-	-0-	22,276,234[15]
Standard Chartered Bank	6,400,333	-0-	-0-	6,400,333[15]
	60,596,567	-0-	-0-	60,596,567
Obligations issued by domestic private nonfinancial companies (with annual yields ranging between 15.81% and 20.54%, and nominal value of Bs. 10,431 million and due between May 2004 and October 2005)-				
Mercantil Servicios Financieros, C.A.	8,431,000	-0-	-0-	8,431,000[15]
Citibank Mercado de Capitales, C.A. Casa de Bolsa	2,000,000	-0-	-0-	2,000,000[15]
	10,431,000	-0-	-0-	10,431,000
	207,820,567	-0-	-0-	207,820,567

Maturities for held-to-maturity investment securities are as follows:

	30-06-04		31-12-03	
	Amortized cost	**Fair market value**	Amortized cost	Fair market value
		(In thousands of bolivars)		
Due in one year or less	**242,264,155**	**242,264,155**	201,820,567	201,820,567
Due from one to five years	**7,500,000**	**7,500,000**	6,000,000	6,000,000
	249,764,155	**249,764,155**	207,820,567	207,820,567

[15] The fair value corresponds to nominal value.

d. Restricted cash investment securities-

Restricted cash investment securities are composed as follows:

	30-06-04		31-12-03	
	Cost	**Market value**	Cost	Market value
	(In thousands of bolivars)			
Restricted cash investment securities:				
Securities purchased under agreements to resell-				
Banco Central de Venezuela (Repos of the National Public Debt Bonds) with annual yields between 12% and 13%, and a nominal value of Bs. 101,631 million and due between July and September 2004 (with annual yields between 14% and 17%, and a nominal value of Bs. 37,267 million and due between January and March 2004, as of December 2003)	**101,631,000**	**101,631,000**[16]	37,267,000	37,267,000[16]
Other:				
Time deposits in foreign financial institutions with annual yields ranging between 0.70% and 0.80%, and a nominal value of US$ 1,034,481 (annual yields ranging between 0.70% and 1%, and a nominal value of US$ 1,266,626, as of December 2003)				
Bank of America	**1,775,442**	**1,775,442**[17]	1,152,860	1,152,860[17]
JP Morgan Chase Bank	**205,150**	**205,150**[17]	161,016	161,016[17]
American Express Bank, Ltd	**-0-**	**-0-**	707,660	707,660[17]
	1,980,592	**1,980,592**	2,021,536	2,021,536
	103,611,592	**103,611,592**	39,288,536	39,288,536

As of June 30, 2004 and December 31, 2003, restricted cash investment securities are due in six months or less.

Restricted cash investment securities are represented by time deposits maintained in foreign financial institutions destined to guarantee to Visa International Service Association and MasterCard International Inc. those transactions related to the license contract on the nonexclusive and free use of VISA and MASTERCARD trademarks in the credit cards. Time deposits in American Express Bank, Ltd. are destined to guarantee transactions with letters of credit.

The Bank controls the concentration risk of investments through the implementation of approval, supervision and control mechanisms. The Bank has focused its investing activities mainly in bonds and obligations issued by the BCV, and placements in domestic and foreign financial institutions. As of June 30, 2004, 71% of investment securities are focused on

[16] The fair value corresponds to the resale value of the investment security acquired under resale agreement.
[17] The fair value corresponds to nominal value.

bonds and obligations issued by BCV and 18% on time deposits and overnight placements issued by foreign financial entities.

As of December 31, 2003, 75% of investment securities are focused on bonds and obligations issued by BCV and 12% on time deposits and overnight placements issued by foreign financial entities.

NOTE 5.- Loan Portfolio:

The loan portfolio is mainly composed of loans and discounts granted to private entities in accordance with the Bank's objectives. The loan portfolio is classified by the debtor's economic activity as follows:

	30-06-04	31-12-03
	(In thousands of bolivars)	
Commercial	**101,659,550**	55,727,784
Services	**100,013,729**	82,642,194
Industrial	**85,763,376**	79,097,169
Agriculture	**62,111,874**	29,678,014
Construction	**27,469,438**	26,145,104
Mines and hydrocarbons	**15,386,907**	18,457,216
Consumer credits	**12,949,964**	9,917,571
Miscellaneous	**72,278,794**	43,914,442
	477,633,632	345,579,494
Allowance for loan losses	**(11,182,725)**	(15,452,712)
	466,450,907	330,126,782

As of June 30, 2004 and December 31, 2003, miscellaneous balance includes Bs. 32,750 million and Bs. 28,870 million, corresponding to loans destined to the acquisition and remodeling of houses.

The loan portfolio is classified by type of credit as follows:

	30-06-04	31-12-03
	(In thousands of bolivars)	
Time loans	**330,954,059**	214,992,887
Installment loans	**74,771,081**	75,266,746
Current account credits	**38,879,411**	22,757,160
Factoring	**15,024,451**	16,183,277
Consumer credits	**12,687,257**	9,917,572
Financial lease	**3,822,594**	5,218,482
Letters of credit issued and traded	**1,494,779**	1,243,370
	477,633,632	345,579,494
Allowance for loan losses	**(11,182,725)**	(15,452,712)
	466,450,907	330,126,782

The loan portfolio is classified by type of guarantee as follows:

As of June 30, 2004	Total	Unsecured	Type of guarantee: Pledge	Mortgage	Collateral and guarantees	Other
			(In thousands of bolivars)			
Current	468,676,313	254,067,544	16,728,202	83,872,163	35,785,485	78,222,919
Restructured	3,227,239	-0-	-0-	2,526,794	700,445	-0-
Past-due	2,659,873	984,879	27,428	1,612,599	34,832	135
In litigation	3,070,207	162,618	-0-	2,787,423	120,166	-0-
	477,633,632	255,215,041	16,755,630	90,798,979	36,640,928	78,223,054
Allowance for loan losses	(11,182,725)					
	466,450,907					

As of December 31, 2003	Total	Unsecured	Type of guarantee: Pledge	Mortgage	Collateral and guarantees	Other
			(In thousands of bolivars)			
Current	335,015,440	177,818,448	19,125,098	71,647,384	53,774,906	12,649,604
Restructured	2,928,335	-0-	-0-	2,089,087	839,248	-0-
Past-due	4,319,591	1,002,278	4,441	3,194,818	118,054	-0-
In litigation	3,316,128	102,259	-0-	2,832,695	381,174	-0-
	345,579,494	178,922,985	19,129,539	79,763,984	55,113,382	12,649,604
Allowance for loan losses	(15,452,712)					
	330,126,782					

The loan portfolio is classified by maturity as follows:

As of June 30, 2004	**Total**	Due in 30 days	Due from 31 to 60 days	Due from 61 to 90 days	Due from 91 to 180 days	Due from 181 to 360 days	Due over 360 days
Current	468,676,313	219,153,331	77,208,717	49,771,822	17,684,693	38,387,700	66,470,050
Restructured	3,227,239	-0-	-0-	-0-	-0-	1,457,858	1,769,381
Past-due	2,659,873	2,162,264	58,485	82,895	92,171	43,191	220,867
In litigation	3,070,207	1,482,110	-0-	6,356	57,152	96,211	1,428,378
	477,633,632	222,797,705	77,267,202	49,861,073	17,834,016	39,984,960	69,888,676
Allowance for loan losses	(11,182,725)						
	466,450,907						

As of December 31, 2003	Total	Due in 30 days	Due from 31 to 60 days	Due from 61 to 90 days	Due from 91 to 180 days	Due from 181 to 360 days	Due over 360 days
Current	335,015,440	157,637,988	39,683,765	28,255,002	27,046,160	19,434,670	62,957,855
Restructured	2,928,335	1,126,377	-0-	-0-	-0-	-0-	1,801,958
Past-due	4,319,591	2,460,347	53,939	52,600	224,243	1,098,175	430,287
In litigation	3,316,128	1,630,422	5,385	2,104	38,667	486,418	1,153,132
	345,579,494	162,855,134	39,743,089	28,309,706	27,309,070	21,019,263	66,343,232
Allowance for loan losses	(15,452,712)						
	330,126,782						

The movement of the allowance for loan losses is shown as follows:

	30-06-04	31-12-03
	(In thousands of bolivars)	
Balances, at the beginning of the six-month period	**15,452,712**	15,783,458
Add:		
Increase in allowance-		
Allowance charged to income	**-0-**	375,909
Transfers of "Allowance for accrued interest receivable"	**50,000**	352,540
Other	**42,888**	-0-
Less:		
Decrease in allowance-		
Loans charged off	**(2,416,426)**	(1,059,195)
For recovery of financial assets	**(1,946,449)**	-0-
Balances, at the end of the six-month period	**11,182,725**	15,452,712

As of June 30, 2004 and December 31, 2003, the allowance for loan losses includes general provisions amounting to approximately Bs. 5,060 million and Bs. 6,109 million, respectively.

On June 10, 2004, through Official document N° SBIF-GGI-GI3-08351, the SUDEBAN authorized the Bank to reverse Bs. 1,700 million of the surplus maintained in the general allowance for loan losses, which is shown in "Income from recovery of financial assets" in the accompanying statement of income.

During the six-month periods ended June 30, 2004 and December 31, 2003, the Bank recovered loan portfolio charged-off in previous six-month periods for Bs. 647 million and Bs. 232 million, respectively, which were recorded in the "Income from recovery of financial assets" caption. During the six-month periods ended June 30, 2004 and December 31, 2003, the Bank recovered Bs. 567 million and Bs. 459 million, which were recorded in the "Foreclosed assets" caption.

During the six-month periods ended June 30, 2004 and December 31, 2003, the Bank did not recognize interest income on past-due and in litigation loan portfolio for approximately Bs. 527 million and Bs. 1,551 million, respectively. On the other hand, the Bank collected approximately Bs. 1,650 million and Bs. 239 million, respectively, corresponding to interests recorded in memorandum accounts in prior six-month periods, related to commercial loans classified as past-due and in litigation for the six-month periods then ended.

As of June 30, 2004 and December 31, 2003, the non-interest-bearing past-due and in litigation portfolio amounts to approximately Bs. 5,730 million and Bs. 7,636 million, respectively.

As of December 31, 2003, the loan portfolio includes a loan granted on the installment sale of an asset for Bs. 3,816 million. On November 30, 2001, it was agreed upon with the SUDEBAN the creation of a specific provision for this loan for approximately Bs. 2,175 million over 24 months. As of December 31, 2003 the specific provision created for such loan reached the agreed-upon amount. During the first six-month period of 2004, the Bank charged off such credit to the allowance for loan losses and the deferred gain maintained on such loan in the account "Deferred income" in the "Accruals and other liabilities" caption.

NOTE 6.- Investments in subsidiaries and affiliates:

As of June 30, 2004 and December 31, 2003, the Bank has significant control on the administration of the following financial institutions:

As of June 30, 2004	Equity in the capital stock					
	N° of common shares	%	Nominal value per share	Equity in earnings or losses	Company's net stockholders' equity	Carrying amount
			Bs.	(In thousands of bolivars)		
Investments in domestic financial Institutions:						
Participaciones Vencred, S.A.	**44,652,340**	**89,30**	**100**	**101,605**	**6,208,330**	**5,544,039**
Allowance for investments in subsidiaries and affiliates						**(28,301)**
						5,515,738
As of December 31, 2003						
Investments in domestic financial institutions:						
Participaciones Vencred, S.A.	44,652,340	89,30	100	126,848	6,094,551	5,442,434
Allowance for investments in subsidiaries and affiliates						(28,301)
						5,414,133

A summary of the financial statements of Participaciones Vencred, S.A. is as follows:

	30-06-04	31-12-03
	(In thousands of bolivars)	
ASSETS		
Cash and due from banks	**6,843**	9,211
Investment securities	**6,225,414**	6,072,472
Loan portfolio	**28,620**	34,529
Premises and equipment	**84**	151
Other assets	**20,451**	24,820
Total assets	**6,281,412**	6,141,183

	30-06-04	31-12-03
LIABILITIES		
Accruals and other liabilities	**73,082**	46,632
STOCKHOLDERS' EQUITY		
Paid-in capital	**5,000,000**	5,000,000
Capital reserves	**319,903**	297,148
Retained earnings	**888,427**	797,403
Total stockholders' equity	**6,208,330**	6,094,551
Total liabilities and stockholders' equity	**6,281,412**	6,141,183
STATEMENTS OF INCOME		
Financial income	**137,593**	127,385
Financial expenses	**-0-**	-0-
Gross financial margin	**137,593**	127,385
Other operating income	**67,984**	124,936
Other operating expenses	**(5,885)**	(5,881)
Financial intermediation margin	**199,692**	246,440
Operating expenses	**(66,947)**	(76,132)
Gross operating margin	**132,745**	170,308
Miscellaneous operating income	**35**	-0-
Expenses for foreclosed assets	**-0-**	(54)
Miscellaneous operating expenses	**-0-**	(2)
Gross income before income taxes	**132,780**	170,252
Income taxes	**(19,000)**	(28,205)
Net income	**113,780**	142,047

NOTE 7.- Financial statements of the foreign branch:

A summary of the financial statements of the Grand Cayman branch, which have been integrated with the financial statements of the Bank is shown as follows:

	30-06-04		31-12-03	
	Bs.	US$	Bs.	US$
		(In thousands)		
ASSETS:				
Cash and due from banks	**674,425**	**352**	531,201	333
Investment securities	**131,671,275**	**68,751**	111,082,381	69,600
Loan portfolio	**-0-**	**-0-**	4,441,516	2,783
Interests and commissions receivable	**258,822**	**135**	98,253	62
Other assets	**275,769**	**144**	252,165	158
	132,880,291	**69,382**	116,405,516	72,936
LIABILITIES:				
Customers' deposits	**119,157,794**	**62,217**	101,522,248	63,610
Other borrowings	**2,258,748**	**1,179**	5,404,332	3,386
Interests and commissions payable	**64**	**-0-**	128	-0-
Accruals and other liabilities	**163,753**	**86**	312,065	196
	121,580,359	**63,482**	107,238,773	67,192
ALLOCATED CAPITAL AND ACCUMULATED SURPLUS	**11,299,932**	**5,900**	9,166,743	5,744
	132,880,291	**69,382**	116,405,516	72,936

	30-06-04		31-12-03	
	Bs.	**US$**	Bs.	US$
	(In thousands)			
STATEMENTS OF INCOME:				
Financial income	**1,121,964**	**586**	1,089,659	683
Financial expenses	**(176,128)**	**(92)**	(152,147)	(95)
	945,836	**494**	937,512	588
Income from recovery of financial assets	**246,449**	**128**	-0-	-0-
Expenses for uncollectible and impaired financial assets	**-0-**	**-0-**	(13,266)	(8)
Other operating income	**286,157**	**149**	285,304	178
Other operating expenses	**(152,663)**	**(80)**	(118,220)	(74)
Operating expenses	**(381,365)**	**(199)**	(561,616)	(352)
Other (expense) income, net	**(115,832)**	**(60)**	(57,679)	(36)
Extraordinary expenses	**(287)**	**-0-**	(14,089)	(9)
	(117,541)	**(62)**	(479,566)	(301)
Net income for the six-month period	**828,295**	**432**	457,946	287

NOTE 8.- Foreclosed assets:

Foreclosed assets shown in the balance sheets are represented by:

	30-06-04	31-12-03
	(In thousands of bolivars)	
Assets received in payment	**3,524,361**	4,053,735
Idle assets	**581,882**	594,387
	4,106,243	4,648,122
Provision for foreclosed assets	**(2,273,556)**	(2,154,374)
	1,832,687	2,493,748
Other-		
Participación Corporación Galería Los Naranjos, C.A.	**8,034,086**	8,034,086
Participación en Desarrollos del Sol, C.A.	**3,396,209**	3,396,209
Participación en Asociación Civil Terraloma	**-0-**	388,854
	11,430,295	11,819,149
Provision for other foreclosed assets	**(2,875,600)**	(2,545,028)
	8,554,695	9,274,121
	10,387,382	11,767,869

During the six-month periods ended June 30, 2004 and December 31, 2003, the Bank allotted chattels for approximately Bs. 567 million and real estate for approximately Bs. 459 million for recovery of loans.

During the six-month period ended June 30, 2004, the Bank charged off fully-amortized foreclosed assets for Bs. 360 million and Bs. 2,357 million during the six-month period ended December 31, 2003.

During the six-month period ended June 30, 2004, the Bank reduced the value of a real estate received in payment by Bs. 58 million to adjust its amount to the appraisal value of the asset.

During the six-month period ended June 30, 2004, the Bank sold foreclosed assets, with a net book value of approximately Bs. 484 million (Bs. 834 million as of December 31, 2003), which generated a realized gain on sale of assets for Bs. 821 million (Bs. 1,794 million as of December 31, 2003), shown in the income for the six-month period in the "Income from foreclosed assets" caption, and an unrealized gain on installment sales for Bs. 306 million (Bs. 3,457 million as of December 31, 2003), shown in the "Accruals and other liabilities" caption.

In addition, for the six-month periods ended June 30, 2004 and December 31, 2003, the Bank reported gains for Bs. 266 million and Bs. 246 million, respectively, with credit to deferred gains on sales of assets shown in the "Accruals and other liabilities" caption for the collection of loans related to sales made in prior six-month periods. Such gains are reported in the "Income from foreclosed assets" caption.

The equity in Corporación Galería Los Naranjos, C.A. corresponds to an association agreement for the construction of the mall "Centro Comercial Galería Los Naranjos" on which the bank has a-50% equity of such contract.

The equity in Desarrollos del Sol, C.A. corresponds to contributions made by the Bank for the development of a real estate project in Puerto La Cruz, which is being executed by Desarrollos del Sol, C.A. (an affiliate company).

During the six-month periods ended June 30, 2004 and December 31, 2003, the Bank recorded expenses for amortization of foreclosed assets for approximately Bs. 1.405 million and Bs. 2,108 million, respectively.

On November 30, 2001, the Bank entered into an Act with the SUDEBAN through which it agreed to amortize the financed balances not recovered of the real estate projects Desarrollos del Sol, C.A. and Asociación Civil Terraloma over thirty six months from February 2002. Additionally, it agreed not to recognize income from the sale or alienation of such real estate projects until the cancellation of the book balance thereof, by disposing of the assets sold at sale price. The properties sold, cash or credit, during the six-month periods ended June 30, 2004 and December 31, 2003, include properties of Terraloma project, the costs of which were Bs. 389 million and Bs. 1,238 million, respectively. Also, during the six-month periods ended June 30, 2004 and December 31, 2003, the Bank recorded amortization expenses for foreclosed assets for Bs. 566 million and Bs. 767 million, respectively.

NOTE 9.- Premises and equipment:

Premises and equipment shown in the balance sheets are represented by:

	30-06-04	31-12-03	Estimated useful life (years)
	(In thousands of bolivars)		
Buildings and facilities	**21,661,116**	21,661,116	40
Computers	**3,606,312**	3,319,779	3
Furniture	**2,619,058**	2,498,284	10
Other equipment	**10,618,213**	9,910,098	3
	38,504,699	37,389,277	
Accumulated depreciation	**(14,334,423)**	(13,087,799)	
	24,170,276	24,301,478	
Land	**924,450**	924,450	
Other assets	**7,723**	7,723	
	25,102,449	25,233,651	

During the six-month periods ended June 30, 2004 and December 31, 2003 the Bank acquired furniture, computers and other equipment for Bs. 1,115 million and Bs. 557 million , respectively.

During the six-month periods ended June 30, 2004 and December 31, 2003, the Bank recognized expenses for depreciation of premises and equipment for Bs. 1,247 million and Bs. 1,168 million, respectively.

NOTE 10.- Other assets:

Other assets shown in the balance sheets are represented by:

	30-06-04	31-12-03
	(In thousands of bolivars)	
Deferred expenses (net of accumulated amortization for Bs. 3,713 million and Bs. 3,006 million, respectively)	**6,112,951**	6,556,052
Advances to suppliers	**2,130,420**	597,783
Items to be applied	**1,350,887**	1,010,488
Transactions of Suiche 7B network ATM	**1,304,336**	616,763
Stock of stationery and numismatics	**423,286**	753,203
Prepaid taxes	**319,280**	519,980
Prepaid expenses:		
Prepaid insurance premiums	**223,521**	353,250
Prepaid software licenses	**77,573**	-0-
Prepaid contracted services	**73,793**	65,227
Other prepaid expenses	**162,882**	147,281
Accounts receivable from derivative transactions (see Note 16)	**229,752**	329,209
Assets for lease (net of depreciation for Bs. 659 million and Bs. 602 million, respectively)	**173,383**	230,809
Recoverable expenditures	**111,540**	37,339
Other	**575,241**	805,701
	13,268,845	12,075,857
Provisions for other assets	**(791,052)**	(674,313)
	12,477,793	11,401,544

As of June 30, 2004 and December 31, 2003, the "Deferred expenses" account is mainly composed of Bs. 3,804 million and Bs. 3,916 million, respectively, corresponding to the mercantile goodwill resulting from the absorption merger of Venezolano de Crédito, S.A. with Soficrédito Banco de Inversión, C.A. and Sogecrédito, C.A. de Arrendamiento Financiero performed in 2002. In addition, this account includes Bs. 1,311 million and Bs. 1,907 million, net of amortization, corresponding to improvements and facilities made to the Bank's main office, branches and agencies.

The "Advances to suppliers" account is mainly composed of disbursements made for the facilities of the agencies of the Bank, acquisitions and installations of software, and prepaid maintenance services.

The "Items to be applied" account is mainly composed of debit card transactions pending to be properly classified, which were made during the first days of July 2004 and January 2004 and other items in transit for which the Bank has created provisions that are included in the "Provisions for other assets" account.

"Prepaid taxes" are mainly composed of value-added tax credits and other prepaid taxes, such as: value-added tax, income tax and property tax withholdings , payments for estimated income tax return and reimbursements requested to the Tax Administration (SENIAT).

"Other" include insurance premiums receivable from employees, billed lease receivable, value-added tax receivable from customers with financial leasing and debit reconciling items, among others.

During the six-month periods ended June 30, 2004 and December 31, 2003, the Bank recognized expenses for amortization of deferred expenses and assets for lease for Bs. 1,053 million and Bs. 1,038 million, respectively.

The movement of the allowance for other assets is composed as follows:

	30-06-04	31-12-03
	(In thousands of bolivars)	
Balances, at the beginning of the six-month period	**674,313**	700,018
Add: increases in allowance-		
Allowance charged to income	**9,576**	-0-
Transfers of "Accruals and other liabilities"	**219,259**	-0-
Other	**14,309**	-0-
Less: decrease in allowance		
Assets charged off	**(6,081)**	(25,705)
Reversal of excess in the provisions for reconciling items with credit to income for the six-month period	**(120,324)**	-0-
Balances, at the end of the six-month period	**791,052**	674,313

NOTE 11.- Customers' deposits:

Customers' deposits bear annual interest rates fluctuating between the following parameters:

	30-06-04		31-12-03	
	Rates denominated in Bs.	**Rates denominated in US$**	Rates denominated in Bs.	Rates denominated in US$
Interest-bearing current accounts	**1.50%**	**0.35%**	1.50%	0.35%
Other demand obligations	**0.50%**	**-0-**	0.50%	-0-
Savings deposits	**0.75% - 2%**	**-0-**	0.75% - 2%	-0-
Time deposits	**5% - 13.90%**	**0.35% - 0.72%**	5% - 13.90%	0.25% - 0.85%
Restricted customers' deposits	**0.75% - 2%**	**0.35%**	0.75% - 2%	0.35%

As of June 30, 2004, "Other demand obligations" are mainly represented by cashier's checks sold for Bs. 15,630 million (Bs. 8,330 million as of December 31, 2003), funds received from the Bank's trust for Bs. 8,301 million (Bs. 8,602 million, as of December 31, 2003) and drafts and transfers payable for Bs. 3,386 million (Bs. 830 million, as of December 31, 2003).

As of June 30, 2004, Restricted customers' deposits include Bs. 16,394 million, corresponding to idle savings deposits in local currency (Bs. 14,686 million, for December 2003) and Bs. 33,956 million, corresponding to the total of restricted customers' deposits in foreign currency that guarantee current account credits, among other credit transactions (Bs. 32,688 million, for December 2003).

The maturities of "Customers' deposits" are shown in Note 18.

NOTE 12.- Other borrowings:

Other borrowings shown in the balance sheets consist of the following:

	30-06-04		31-12-03	
	Bs. (In thousands)	**Interest rate**	Bs. (In thousands)	Interest rate
Obligations with domestic financial institutions due in one year or less:				
Overdrafts in demand deposits	**9,310,535**	-0-	4,619,354	-0-
Demand deposits	**7,730,759**	3%	7,502,669	3%
Other	**2,143,202**	-0-	1,549,575	-0-
	19,184,496		13,671,598	
Obligations with foreign financial institutions due in one year or less:				
Overdrafts in demand deposits	**2,258,747**	-0-	5,404,331	-0-
Demand deposits	**2,077,607**	2%	131,619,788	0.50%
Borrowings from foreign financial institutions	**5,745,600**	2.68%	-0-	-0-
	10,081,954		137,024,119	
Obligations for other borrowings due over one year	**529,099**	9%	568,776	12%- 15.03%
	29,795,549		151,264,493	

"Obligations for other borrowings due over one year" correspond to funds received from Fondo de Crédito Industrial (FONCREI) destined to special borrowing programs for the small and medium industry.

The balance shown in the account "Borrowings from foreign financial institutions" corresponds to an unsecured loan received for US$ 3 million due in 90 days, which may be extended, at a LIBOR annual interest rate at three months plus 1.50%.

As of June 30, 2004 and December 31, 2003, other borrowings are due in 180 days or less, except for the "Obligations for other borrowings due over one year" that are due between 5 and 6 years (see Note 18).

NOTE 13.- Accruals and other liabilities:

Accruals and other liabilities shown in the balance sheets are represented by:

	30-06-04	31-12-03
	(In thousands of bolivars)	
Provision for income taxes	**7,919,943**	9,626,696
Profit-sharing payable	**7,624,911**	7,665,022
Provisions for contingencies	**7,571,847**	9,024,071
Deferred income	**5,097,206**	6,874,196
Accrual for retirement pension plan (see Note 20)	**4,336,795**	3,765,462
Statutory profit-sharing payable	**3,589,974**	3,569,437
Provision for contracted services	**2,852,653**	-0-
Items to be applied	**2,073,205**	1,234,194
Accrual for labor indemnities	**1,850,570**	1,866,021
Checks removed from the system (include US$ 202,312 and US$ 208,047, respectively)	**1,380,431**	1,783,773
Provision for contingent loans (see Note 16)	**1,160,100**	1,160,100
Vacation bonus payable	**992,080**	690,120
Dividends payable	**945,187**	828,093
Provision for integral anti-money laundering prevention	**811,668**	637,124
Income taxes withheld to third parties payable		
Withheld tax on bank transactions	**665,292**	131,383
Withheld value-added tax	**147,781**	-0-
Withheld income taxes	**113,762**	104,828
General provisions for claims	**417,637**	-0-
Cashier's checks issued for payment to suppliers	**352,756**	314,539
Mandatory social security payable	**238,994**	126,988
Service fees payable	**93,732**	2,137,687
Other	**1,441,844**	2,043,056
	51,678,368	53,582,790

The employees' profit-sharing and statutory profit-sharing are calculated on the basis of the liquid profits for the six-month period, as provided by the current collective contract and the Bank's bylaws.

As of June 30, 2004 and December 31, 2003, the "Provisions for contingencies" item includes the estimations made by Management to cover future tax, labor and civil contingencies, among others (see Note 21).

As of June 30, 2004 the Bank reclassified the balance of the account "Service fees payable" to the account "Provision for contracted services" which includes the estimations for obligations connected with operating expenses that are common in banking activities, such as telecommunications services, surveillance, electricity, street cleaning and securities transportation, among others

"Other" includes accounts payable to third parties, value-added tax, insurance premiums payable and other taxes withheld to third parties, among others.

As of June 30, 2004 and December 31, 2003, deferred income is composed as follows:

	30-06-04	31-12-03
	(In thousands of bolivars)	
Deferred income from sale of assets	**3,950,370**	5,570,001
Financial interest collected in advance	**715,688**	595,773
Interest not collected on current loans	**308,690**	312,340
Income from purchase of mortgage loans	**42,452**	49,464
Interests capitalized on restructured loan portfolio	**29,337**	30,840
Deferred lease receivable	**20,458**	280,013
Other	**30,211**	35,765
	5,097,206	6,874,196

During the six-month period ended June 30, 2004 the Bank wrote off a credit for installment sale of assets for Bs. 3,816 million with charge to provision for loan losses for Bs. 2,175 million and the deferred gain on installment sales for Bs. 1,641 million (see Note 5).

As of June 30, 2004 and December 31, 2003, the "Deferred income from sale of assets" account corresponds to the profit obtained from the installment sale of assets. The corresponding borrowings granted are recorded in the "Loan portfolio" caption

NOTE 14.- Stockholders' equity:

a. Paid-in capital-

As of June 30, 2004 and December 31, 2003, the Bank's subscribed and paid-in capital stock amounts to Bs. 42,000 million, composed of 84,000,000 fully paid common shares with a nominal value of Bs. 500 each.

b. Capital reserves-

As provided by the Law of Banks and Other Financial Institutions, the Bank must transfer to the legal reserve a minimum of 20% of the net income for each period until legal reserve reaches 50% of the capital stock. When this limit is reached, at least 10% of liquid benefits for each six-month period shall be used to increase the legal reserve fund until reaching 100% of the capital stock. Additionally, the Bank's bylaws provide that once that limit reaches 100% of the capital stock, the Bank will continue reserving 5% of the liquid benefits for each six-month period. As of June 30, 2004 and December 31, 2003, the Bank transferred Bs. 2,099 and Bs. 2,073 million, respectively to the legal reserve equivalent to 5% of liquid benefits obtained each six-month period.

c. Retained earnings-

On December 28, 1999, the SUDEBAN issued Resolution N° 329-99 through which it required the reclassification of 50% of the semi-annual income and 50% of the balance of the "Available undistributed earnings" account for the six-month periods prior to December 31, 1999 to the "Restricted undistributed earnings" account. The amounts included in the latter account could not be available to be distributed as cash dividends and could only be used for capital stock increases.

On August 9, 2002 the Bank filed a nullification appeal together with a request of innominate cautionary measure against the Resolution N° 329-99, referred to above, dated December 28, 1999 before the First Court in Contentious Administrative matters. On August 14, 2002, the Court granted the innominate cautionary measure requested by the Bank; accordingly, it ordered to the Regulating entity to abstain from the application of such resolution and abstain from adopting measures based thereon until the main nullification appeal requested is decided. In virtue thereof, to date, the Bank has abstained from restricting Bs. 69,589 million under the protection of the innominate cautionary measure granted by the First Court in Contentious Administrative matters on August 14, 2002, referred to above.

During regular Stockholders' meetings held on February 12, 2004 and August 12, 2003, stockholders declared two cash dividends of Bs. 10 per share, equivalent to approximately Bs. 1,680 million each, on net income generated during the six-month periods ended December 31, 2003 and June 30, 2003, respectively.

Additionally, during the regular Stockholders' meeting held on February 12, 2004, the stockholders approved three extraordinary dividends, as follows: the first dividend of Bs. 350 per share equivalent to Bs. 29,400 million, paid on February 27, 2004; the second extraordinary dividend payable before the last day of July 2004, the amount of which may not be less than Bs. 10 per share or over the double of the amount of the extraordinary dividend N° 106, equivalent to Bs. 450 per share, declared by the Executive Committee on September 26, 2002; and a third dividend payable before the last day of August 2004, the amount of which may not be less than Bs. 10 per share or over the double of the amount of the extraordinary dividend N° 106, equivalent to Bs. 450 per share, declared by the Executive Committee on September 26, 2002. All these dividends will become effective with charge to Available undistributed earnings as of December 31, 2003. In such meeting the stockholders empowered the Executive Committee to make this process effective and fix the related payment dates.

On January 20, 2004, the Executive Committee declared an extraordinary dividend of Bs. 840 million, equivalent to Bs. 10 per share, paid on February 6, 2004 with charge to Available undistributed earnings as of June 30, 2003, upon the authorization of the Stockholders' Meeting held on August 12, 2003.

On July 29, 2003, the Executive Committee declared a second extraordinary dividend for Bs. 2,940 million on retained earnings as of December 31, 2002, equivalent to Bs. 35 per share, paid in August 2003. On August 12, 2003, the Executive Committee approved a third extraordinary dividend of Bs. 29,400 million, equivalent to Bs. 350 per share, with charge to Available undistributed earnings as of June 30, 2003, which were paid on August 26, 2003, as authorized by the Stockholders' Meeting held on February 12, 2003 and upon approval of the accounts corresponding to the first six-month period of 2003.

The Restricted undistributed earnings are composed as follows:

	30-06-04	31-12-03
	(In thousands of bolivars)	
Retained earnings – foreign agency	**11,254,947**	8,688,879
Accumulated unrealized gain from valuation of gold in coins	**349,827**	349,827
Accumulated unrealized gain from equity in affiliate	**1,013,127**	911,521
	12,617,901	9,950,227

During the six-month periods ended June 30, 2004 and December 31, 2003, the Bank restricted the income generated by its foreign agency for Bs. 2,566 million and Bs. 458 million, respectively and the unrealized gain from equity in affiliate for Bs. 102 million and Bs. 127 million, respectively. Pursuant to current regulations, these amounts are not available for their distribution as dividends until the declaration of the related dividends by the affiliate.

d. Risk capital indexes-

As of June 30, 2004 and December 31, 2003, the indexes maintained, calculated by the Bank on the basis of the amounts shown in its financial statements, and the indexes required in accordance with the standards provided by the SUDEBAN are as follows:

	30-06-04		31-12-03	
	Index maintained	**Index required**	Index maintained	Index required
Risk capital – Global	**20.22%**	12%	24.88%	12%
Stockholders' equity / total assets	**12.88%**	10%	12.46%	10%

NOTE 15.- Other operating income:

Other operating income shown in the statements of income is composed as follows:

	30-06-04	31-12-03
	(In thousands of bolivars)	
Commissions for services	**13,901,147**	12,297,026
Income from sale of securities (Note 4)	**8,263,060**	6,848,335
Exchange gains (Note 23)	**3,705,225**	542,832
Equity in earnings of subsidiaries and affiliates (Note 6)	**101,605**	126,848
	25,971,037	19,815,041

For the six-month periods ended June 30, 2004 y December 31, 2003, income from purchase and sale of foreign currencies amounts to Bs. 70 million and Bs. 7 million, respectively, included in "Exchange Gains".

NOTE 16.- **Memorandum accounts:**

Memorandum accounts shown in the balance sheets correspond to the following transactions carried out by the Bank:

	30-06-04	31-12-03
	(In thousands of bolivars)	
Contingent debit accounts-		
Guarantees granted	**97,773,766**	100,864,367
Lines of credit immediately available	**73,589,408**	62,258,156
Letters of credit issued not traded	**1,057,636**	1,500,375
Letters of credit confirmed not traded	**618,574**	-0-
Investment securities under repurchase/resale agreements	**101,631,000**	37,267,000
Derivative transactions--		
Currency forward	**276,365**	552,732
	274,946,749	202,442,630
Trust assets	**2,394,603,216**	2,037,564,953
Commissions and trusts	**96,807,201**	96,807,201
Other debit memorandum accounts-		
Custodials received	**802,179,547**	1,125,325,181
Guarantees received	**427,109,034**	359,298,277
Collections	**5,658,788**	6,010,248
Consignments received	**712,550**	1,045,939
Lines of credit available	**2,065,705**	2,065,705
Other record accounts	**71,103,634**	61,103,638
	1,308,829,258	1,554,848,988
	4,075,186,424	3,891,663,772

a. Contingent debit accounts-

Credit financial instruments

In the normal course of business, the Bank maintains credit financial instruments in order to meet its clients' financial needs. As of June 30, 2004 and December 31, 2003, these instruments consist mainly of guarantees, lines of credit and letters of credit for Bs. 173,039 million and Bs. 164,623 million, respectively, and are recorded in the "Contingent debit accounts" caption.

The maximum potential credit risk of these commitments is equal to the par value of the contracts if the other parties involved in the financial instrument do not comply with the terms of the contracts. The Bank controls credit risk of these instruments establishing systems of credit approval, collateral requirements and other supervision and control procedures. The Bank evaluates each client's credit capacity, based on the same criteria applied for credit financial instruments recognized in the balance sheet.

As of June 30, 2004 and December 31, 2003, the provisions for contingent portfolio amount to approximately Bs. 1,160 million for both six-month periods, and are recorded in the "Accruals and other liabilities" caption.

Derivatives

During the six-month periods ended June 30, 2004 and December 31, 2003, the Bank entered into forward contracts for the purchase and sale of foreign currency with domestic nonfinancial companies to manage its exposure risk in foreign currency. Pursuant to these contracts, these instruments are liquidated upon delivery of the notional amount at the termination of contracts or under the offset modality, according to the case. Forward contracts for the purchase and sale of foreign currency maintained by the Bank are shown as follows:

As of June 30, 2004

Type of transaction	Maturity days at year-end	Original term (days)	Notional value/ Book value		Fair value	
			(In thousands)			
			US$	Bs.	US$	Bs.
Trading of currencies-						
Foreign currency transactions-						
Purchase of dollars	**82 - 173**	**1,001 – 1,092**	**259**	**276,365**	**264**	**506,118**

As of December 31, 2003

Type of transaction	Maturity days at year-end	Original term (days)	Notional value/ Book value		Fair value	
			(In thousands)			
			US$	Bs.	US$	Bs.
Trading of currencies-						
Foreign currency transactions-						
Purchase of dollars	79 - 355	816 – 1,092	531	552,732	553	881,940

As a result of these transactions, during the six-month periods ended June 30, 2004 and December 31, 2003, the Bank obtained realized gains for approximately Bs. 244 million and Bs. 181 million, respectively, which are included in the "Other operating income" caption. For both six-month periods, the Bank did not incur realized losses.

For the six-month periods ended June 30, 2004 and December 31, 2003, the unrealized gain resulting from the valuation of forward exchange transactions amounts to Bs. 230 million and Bs. 329 million, respectively, which are deferred in the "Other financial intermediation obligations" for both six-month periods. The Bank did not incur unrealized losses in any of the six-month periods.

The Bank controls the price and credit risks of these instruments by evaluating the counterpart and establishing supervision and control mechanisms.

Trust assets

The Bank manages trusted assets on behalf of third parties. The summarized balance sheets of the trust are presented as follows:

	30-06-04	31-12-03
	(In thousands of bolivars)	
ASSETS:		
Cash and due from banks	**8,316,359**	8,644,357
Investment securities	**200,716,450**	199,323,995
Loan portfolio	**145,881,722**	123,540,241
Interests and commissions receivable	**2,103,297**	2,483,613
Assets received for administration	**634,219**	634,219
Other assets	**2,036,951,169**	1,702,938,528
	2,394,603,216	2,037,564,953
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Other accounts payable	**1,071,106**	1,235,608
Stockholders' equity	**2,393,532,110**	2,036,329,345
	2,394,603,216	2,037,564,953

Trust assets are classified by purpose and type of contracting entity as follows:

As of June 30, 2004:

Type of trust	Natural and juridical persons	Central Administration	Public, state, municipal and central administrations	Decentralized entities and other entities with special regime	Total
			(In thousands of bolivars)		
Investment	**4,897,513**	**-0-**	**-0-**	**-0-**	**4,897,513**
Guarantee	**2,041,681,586**	**-0-**	**-0-**	**-0-**	**2,041,681,586**
Administration	**346,756,537**	**163,567**	**58,493**	**1,045,520**	**348,024,117**
	2,393,335,636	**163,567**	**58,493**	**1,045,520**	**2,394,603,216**

As of December 31, 2003:

Type of trust	Natural and juridical persons	Central Administration	Public, state, municipal and central administrations	Decentralized entities and other entities with special regime	Total
			(In thousands of bolivars)		
Investment	4,268,250	-0-	-0-	-0-	4,268,250
Guarantee	1,706,738,506	-0-	-0-	-0-	1,706,738,506
Administration	324,678,765	152,574	80,647	1,646,211	326,558,197
	2,035,685,521	152,574	80,647	1,646,211	2,037,564,953

As of June 30, 2004 and December 31, 2003, funds granted in trust by private entities represent 99.95% and 99.91% of the total of funds.

b. Trust's investment securities-

As of June 30, 2004 and December 31, 2003, investment securities are valued and presented at the acquisition cost, adjusted by the amortization of premiums or discounts, as applicable. A detail of such investments is shown as follows:

	30-06-04	31-12-03
	(In thousands of bolivars)	
Local currency	**186,057,397**	187,750,834
Foreign currency	**14,659,053**	11,573,161
	200,716,450	199,323,995

Trust's investments for the periods ended June 30, 2004 and December 31, 2003, is presented as follows:

	30/06/2004		31/12/2003	
	Amortized or acquisition cost	**Fair market value**	Amortized or acquisition cost	Fair market value
	(In thousands of bolivars)			
Securities issued and/or guaranteed by the Government-				
Treasury bills with annual yields ranging between 13.50% and 15.99%, with a nominal value of Bs. 40,942 million due from 28 to 273 days for June 2004 (with annual yields ranging between 16.29% and 19.19%, with a nominal value of Bs. 10,035 million due from 28 to 98 days for December 2003)	**38,969,033**	**39,249,910**[18]	9,744,333	9,790,439[18]
National Public Debt Bonds, with annual yields of 16.78%, with a nominal value of Bs. 7,000 million, due in 20 days, for June 2004 (with annual yields ranging between 16.64% and 20.19%, with a nominal value of Bs. 37,964.8 million, due from 89 days to 202 days, for December 2003).	**6,995,785**	**7,015,218**[18]	37,760,681	37,589,838[18]
	45,964,818	**46,265,128**	47,505,014	47,380,277
Participation in domestic private nonfinancial companies-[19]				
VASSA, C.A., with 803,990 shares with a nominal value of Bs. 683.25 each, for June 2004 and December 2003.	**1,005,210**	**1,005,210**[20]	1,005,210	1,005,210[20]
Other	**25,282**	**51,590**[21]	41,406	55,747[21]
	1,030,492	**1,056,800**	1,046,616	1,060,957

[18] The fair value is equivalent to the current value of discounted flows.
[19] It corresponds to Customer-directed trusts.
[20] The fair value is equivalent to the acquisition cost.
[21] The fair value corresponds to the quotation value in the Caracas stock exchange.

	30/06/2004		31/12/2003	
	Amortized or acquisition cost	**Fair market value**	Amortized or acquisition cost	Fair market value
Participation in foreign financial institutions-[19]				
Banco Caracas Holding, NV, with 386,188 shares with a nominal value of US$ 0.1 each, for December and June 2003.	**-0-**	**-0-**	61,636	61,636[22]
Time deposits in foreign financial institutions-[23]				
Barclays Bank, PLC, with annual yields ranging between 1% and 1.25%, with a nominal value of US$ 3,996,513 and due from 1 day to 29 days, for June 2004 (with annual yields ranging between 1.04% and 1.010%, with a nominal value of US$ 2,543,403 and due from 2 days to 29 days, for December 2003).	**7,654,122**	**7,654,122**[22]	4,059,271	4,059,271[22]
Bank of America, N.T., with annual yield of 0.38%, with a nominal value of US$ 1,702,624 and due in 1 day, for June 2004 (with annual yield of 0.18%, with a nominal value of US$ 2,730,273 and due in 1 day, for December 2003).	**3,260,865**	**3,260,865**[22]	4,357,516	4,357,516[22]
Construction Funding Corporation (CFC), with annual yield of 15.785%, with a nominal value of Bs. 4,051 million and due at 304 days, for June 2004 (with annual yield of 12.59%, with a nominal value of Bs. 4,956 million and due at 124 days, for December 2003).	**4,050,992**	**4,050,992**[22]	4,956,509	4,956,509[22]
	14,965,979	**14,965,979**	13,373,296	13,373,296
Obligations issued by foreign financial institutions-[23]				
Credit Suisse First Boston LLC, with annual yield of 0.33% with a nominal value of US$ 331,964.60 and due at 15 days for June 2004 (with annual yield of 0.27% with a nominal value of US$ 201,572 and due at 15 days for December 2003).	**635,779**	**635,779**[24]	321,709	321,709[24]
Bancorp, with annual yield of 6.875%, with a nominal value of US$ 250,000 and due from 154 to 336 days, for June 2004 and December 2003, respectively.	**487,051**	**488,400**[24]	414,002	417,921[24]
Morgan Stanley Dean Witter, with annual yield of 6.1%, with a nominal value of US$ 200,000 and due at 654 days for June 2004.	**408,091**	**402,993**[24]	-0-	-0-
Citigroup Inc NT, with annual yield of 5.80%, with a nominal value of US$ 100,000 and due at 75 days, for December 2003.	**-0-**	**-0-**	160,878	161,022[24]
Wells Fargo FNL Inc., with annual yield of 5.45%, with a nominal value of US$ 100,000 and due from 124 to 308 days, for December 2003.	**-0-**	**-0-**	161,305	161,726[24]
	1,530,921	**1,527,172**	1,057,894	1,062,378
Obligations issued by foreign public nonfinancial entities-[23]				
Federal National Mortgage Association – Fannie Mae, with annual yield of 0.9567%, with a nominal value of US$ 1,031,000 and due at 28 days for June 2004.	**1,973,106**	**1,972,794**[24]	-0-	-0-
Federal Home Loan Bank, with annual yield of 0.9325%, with a nominal value of US$ 1,025,000 and due at 56 days, for December 2003.	**-0-**	**-0-**	1,632,137	1,633,610[24]
	1,973,106	**1,972,794**	1,632,137	1,633,610

[22] The fair value corresponds to nominal value.

[23] It corresponds to Customer-directed trusts

[24] The fair value corresponds to the quotation value in the foreign stock exchange.

	30/06/2004		31/12/2003	
	Amortized or acquisition cost	**Fair market value**	Amortized or acquisition cost	Fair market value
Obligations issued by foreign private nonfinancial companies-[25]				
International Bussines Machs Corp, with annual yield of 5.625%, with a nominal value of US$ 125,000 and due at 103 days for December 2003.	**-0-**	**-0-**	201.649	201.842[26]
Coca-Cola Company, with annual yield of 6.625%, with a nominal value of US$ 125,000 and due from 32 to 214 days, for June 2004 and December 2003, respectively.	**240,038**	**240,200[26]**	203,057	205,132[26]
	240,038	**240,200**	404,706	406,974
Obligations issued by domestic private nonfinancial companies-				
C.A. Electricidad de Caracas, with annual yields ranging between 15.44% and 16.19%, with a nominal value of Bs. 5,000 million and due from 438 days to 450 days, for June 2004 (with annual yields ranging between 16.55% and 17.86%, with a nominal value of Bs. 5,000 million and due from 620 days to 632 days, for December 2003).	**5,000,000**	**5,000,000[27]**	5,000,000	5,000,000[27]
Manufacturas de Papel, S.A.C.A. (MANPA), with annual yield of 11.20%, with a nominal value of Bs. 1,500 million and due at 122 days for June 2004 (with annual yields of 12.68%, with a nominal value of Bs. 1,500 million and due at 304 days for December 2003).	**1,500,000**	**1,500,000[27]**	1,500,000	1,500,000[27]
Mercantil Servicios Financieros, C.A., with annual yields ranging between 8.69% and 16.85%, with a nominal value of Bs. 12,037 million and due from 102 to 528 days, for June 2004 (with annual yields ranging between 16.94% and 19.26%, with a nominal value of Bs. 8,311.5 million and due from 284 to 520 days, for December 2003).	**12,037,379**	**12,037,379[27]**	8,290,558	8,290,558[27]
Citibank Mercado de Capitales, C.A. (CITIMERCA) Casa de Bolsa, with annual yields of 15.44% and 17.86% with a nominal value of Bs. 3,000 million and due at 475 and 657 days for June 2004 and December 2003.	**3,000,000**	**3,000,000[27]**	3,000,000	3,000,000[27]
	21,537,379	**21,537,379**	17,790,558	17,790,558
Corporate Commercial Papers issued by domestic private nonfinancial companies-				
Procesadora Venezolana de Cereales, S.A. (PROVENCESA), with annual yields ranging between 12.50% and 12.75%, with a nominal value of Bs. 11,483.9 million and due from 6 to 103 days, for June 2004 (with annual yields ranging between 12.75% and 14%, with a nominal value of Bs. 12,000 million and due from 12 to 75 days, for December 2003).	**11,274,607**	**11,274,607[28]**	11,781,651	11,781,651[28]
C.A. Electricidad de Caracas, with annual yields ranking between 13.25 and 14%, with a nominal value of Bs. 3,577 million and due from 72 to 107 days, for June 2004 (with annual yield of 16%, with a nominal value of Bs. 577 million and due at 23 days, for December 2003).	**3,476,039**	**3,476,039[28]**	571,331	571,331[28]
Manufacturas de Papel, S.A.C.A. (MANPA), with annual yield of 12.50%, with a nominal value of Bs. 2,500 million and due at 86 days for June 2004 (with annual yield of 13.50%, with a nominal value of Bs. 2,500 million and due at	**2,428,333**	**2,428,333[28]**		

[25] It corresponds to Customer-directed trusts

[26] The fair value corresponds to the quotation value in the foreign stock exchange.

[27] The fair value corresponds to nominal value.

[28] The fair value is equivalent to amortized cost.

	30/06/2004		31/12/2003	
	Amortized or acquisition cost	**Fair market value**	Amortized or acquisition cost	Fair market value
57 days for December 2003).			2,459,683	2,459,683[28]
Mercantil Servicios Financieros, C.A., with a nominal value of Bs. 642 million, with annual yield of 13%, and due at 36 days, for June 2004 (with a nominal value of Bs. 620 million, with annual yields between 15.75% and 16%, and due at 33 days, for December 2003).	**633,888**	**633,888[29]**	611,274	611,274[29]
Ford Motor de Venezuela, S.A., with annual yields ranging between 14% and 15%, with a nominal value of Bs. 3,900 million and due from 21 days to 105 days for June 2004.	**3,793,150**	**3,793,150[29]**	-0-	-0-
	21,606,017	**21,606,017**	15,423,939	15,423,939
Time deposits in domestic financial institutions-				
Banco Exterior, C.A. Banco Universal, with annual yield of 9%, with a nominal value of Bs. 11,719 million and due from 1 to 63 days, for June 2004 (with annual yield of 9%, with a nominal value of Bs. 15,091 million and due from 6 to 51 days, for December 2003).	**11,719,068**	**11,719,068[30]**	15,091,084	15,091,084[30]
Banco del Caribe, C.A. Banco Universal, with annual yields ranging between 8% and 9.5%, with a nominal value of Bs. 7,702 million and due from 1 days to 69 days, for June 2004 (with annual yields ranging between 9% and 11%, with a nominal value of Bs. 9,935 million and due from 6 days to 56 days, for December 2003).	**7,702,747**	**7,702,747[30]**	9,935,386	9,935,386[30]
Banco Provincial, C.A. Banco Universal, with annual yields ranging between 8% and 10%, with a nominal value of Bs. 17,258 million and due from 19 days to 71 days, for June 2004 (with annual yield of 10%, with a nominal value of Bs. 16,470 million and due from 13 days to 44 days, for December 2003).	**17,258,143**	**17,258,143[30]**	16,469,665	16,469,665[30]
Corp Banca, C.A. Banco Universal, with annual yield of 7.3916%, with a nominal value of Bs. 1,970 million and due at 9 days, for June 2004 (with annual yield of 13.25%, with a nominal value of Bs. 1,928 million and due at 2 days, for December 2003)	**1,970,805**	**1,970,805[30]**	1,928,000	1,928,000[30]
Banco de Venezuela, S.A. Banco Universal, with annual yields ranging between 7.5% and 8.25%, with a nominal value of Bs. 23,769 million and due from 7 to 77 days, for June 2004 (with annual yields ranging between 7% and 15.75%, with a nominal value of Bs. 23,976 million and due from 6 to 75 days, for December 2003).	**23,769,274**	**23,769,274[30]**	23,975,634	23,975,634[30]
Banco Mercantil, S.A. Banco Universal, with annual yields ranging between 6.89% and 9.37%, with a nominal value of Bs. 17,530 million and due from 9 to 49 days for June 2004 (with annual yields ranging between 11% and 13.50%, with a nominal value of Bs. 18,569 million and due from 6 to 82 days for December 2003).	**17,530,133**	**17,530,133[30]**	18,568,956	18,568,956[30]
Banco Citibank, with annual yields ranging between 8.50% and 12.50% with a nominal value of Bs. 3,553 million and due at 6 days for December 2003.	**-0-**	**-0-**	3,553,447	3,553,447[30]

[29] The fair value is equivalent to amortized cost.
[30] The fair value corresponds to nominal value.

	30/06/2004		31/12/2003	
	Amortized or acquisition cost	**Fair market value**	Amortized or acquisition cost	Fair market value
ABN AMRO BANK, N.V. with annual yields ranging between 5% and 8%, with a nominal value of Bs. 11,917 million and due from 1 day to 58 days, for June 2004 (with annual yields ranging between 6.30% and 12.75%, with a nominal value of Bs. 11,506 million and due from 12 days to 40 days, for December 2003)	**11,917,530**	**11,917,530**[31]	11,506,027	11,506,027[31]
	91,867,700	**91,867,700**	101,028,199	101,028,199
	200,716,450	**201,039,169**	199,323,995	199,221,824

The equity in domestic financial and nonfinancial companies corresponds to investment, guarantee and administration trusts managed by trusters.

Maturities for investment securities are as follows:

	30-06-04		31-12-03	
	Amortized or acquisition cost	**Fair market value**	Amortized or acquisition cost	Fair market value
	(In thousands of bolivars)			
Due in six months or less	**171,535,343**	**171,677,266**	172,850,698	172,834,369
Due from six months to one year	**17,732,524**	**17,892,112**	13,865,044	13,764,861
Due from one to five years	**10,418,091**	**10,412,993**	11,500,000	11,500,000
Undefined maturity (shares)	**1,030,492**	**1,056,798**	1,108,253	1,122,594
	200,716,450	**201,039,169**	199,323,995	199,221,824

As of June 30, 2004, investment securities are 46% concentrated mainly on time deposits in domestic financial institutions, 23% concentrated on securities issued and/or guaranteed by the Government and 22% concentrated on commercial papers and obligations issued by domestic private nonfinancial companies; as detailed in investments. As of December 31, 2003, investment securities are 51% concentrated mainly on time deposits in domestic financial institutions, 24% concentrated on securities issued and/or guaranteed by the Government and 17% concentrated on commercial papers and obligations issued by domestic private nonfinancial companies; as detailed in investments.

c. Trust loan portfolio-

The trust loan portfolio is mainly composed of loans granted to beneficiaries, which, as of June 30, 2004 and December 31, 2003, amounts to Bs. 145,882 million and. 123,540 million, respectively.

[31] The fair value corresponds to nominal value.

As of June 30, 2004 and December 31, 2003, loans to beneficiaries are classified as normal risk according to parameters provided by Resolution N° 009-1197 on "Standards related to the Classification of the Loan Portfolio Risk and Calculation of its Provisions", considering for those social interest trusts the particular conditions set forth therefor.

Loans receivable from beneficiaries are classified by type of guarantee as follows:

	30-06-04	31-12-03
	In thousands of bolivars	
Real estate mortgage	**28,615,289**	20,906,500
Collateral	**2,113,223**	2,341,615
Guarantees on monies	**115,153,210**	100,292,126
	145,881,722	123,540,241

The "Guarantees on monies" correspond to loans receivable from beneficiaries guaranteed on labor indemnities or monies held by trusters in savings and loan entities or funds managed by the trust.

The loans granted to beneficiaries are mainly destined to the construction, acquisition, improvement or repair of housing, and other, such as school pensions or medical services.

Loans to beneficiaries are classified by maturity as follows:

	30-06-04	31-12-03
	In thousands of bolivars	
Due over 360 days	**30,728,512**	23,248,115
Undefined maturity	**115,153,210**	100,292,126
	145,881,722	123,540,241

As of June 30, 2004 and December 31, 2003, the loans to beneficiaries, classified by maturity as "Due in various terms" correspond to loans receivable from beneficiaries guaranteed with their labor indemnities or on their monies maintained in savings funds or savings and loan entities without a defined payment date or capital amortization, as provided by the trust contracts. However, the total payment of such loans will be effective as the beneficiary terminates its labor or contractual relationship with the truster.

As of June 30, 2004 and December 31, 2003, the loans to beneficiaries are mainly composed of loans guaranteed with labor indemnities granted to trusters and loans granted with funds of customer-directed trusts, which have been created by trusters for the purpose of granting financing programs for the acquisition, improvement or repair of housing to its employees (trust beneficiaries), which are guaranteed through real estate mortgages. Trust contracts release the Bank from loan risk losses.

Under Article N° 51 of the Decree of the amended General Law of Banks and Other Financial Institutions the total amount of the trusted funds will not exceed 5 times the stockholders' equity of the trust institution. As of June 30, 2004 and December 31, 2003, the total of trusted funds does not exceed such equity ratio upon exclusion of the guarantee trust mentioned below.

On December 14, 2001, the Bank requested to the SUDEBAN the authorization to exclude the guarantee trust from the calculation basis to determine the number of times that the stockholders' equity exceeds the value of the trusted funds. Such guarantee trust as of June 30, 2004 and December 31, 2003 amounts to Bs. 2,013,685 million and Bs. 1,678,071 million, respectively, as it does not represent any loss risk for the Bank. On December 31, 2001 the SUDEBAN through official document No. SBIF-GI5-10040 denied such request as it is not possible to give up the application of the legal standards.

On March 20, 2002, Venezolano de Crédito, S.A. Banco Universal exerted a contentious administrative appeal to nullify together with a request of an innominate cautionary measure against official document N° SBIF-GI5-10040 dated December 31, 2001, issued by the SUDEBAN. On May 2, 2002, the First Court in Contentious Administrative matters granted the innominate cautionary measure requested and, accordingly, it was ordered to the SUDEBAN the abstention of requesting the inclusion of the guarantee trust in the calculation of the Trusted Funds to stockholders' equity ratio referred to in Article No. 51 of the Decree of the General Law of Banks and Other Financial Institutions, while the lawsuit of nullification takes place, which to date is pending for sentence from the First Court in Contentious Administrative Matters.

d. Other trusts-

On July 3, 2003, the Bank was designated as Commission Agent of a Multilateral Entity. The commission contract sets forth that the principal has delivered 96,807,204 shares of a company (the borrower) to the Bank, with a nominal value of Bs. 1,000 each to maintain these in custody on behalf of the multilateral entity for the purpose of guaranteeing a borrowing granted to the borrower.

NOTE 17.- Fair value of financial instruments:

The accounting standards of the SUDEBAN require the disclosure of information on the fair value of those financial instruments for which it is common to estimate such value. The fair values included herein do not necessarily show the amounts for which the Bank might negotiate its financial instruments in the market.

As of June 30, 2004 and December 31, 2003, the Bank applied the following methods and assumptions to estimate the fair value of those financial instruments for which it is practical to calculate such value:

a. Cash and due from banks: The book value for these short-term instruments is equivalent to the fair value.

b. Investment securities, including investments in shares of unconsolidated subsidiaries and affiliates:

   - Securities listed on the stock exchange: the market price effective at the end of the six-month period is considered as fair value.
   - For shares in subsidiaries and affiliates, fair value is considered as equity value in accordance with the Company's financial statements.
   - Deposits in banks and other financial institutions: the par value of these short-term instruments is similar to fair value.
   - Debt securities not listed on the stock exchange: the fair value of securities issued by Banco Central de Venezuela is equivalent to par value.

c. Loan portfolio: the productive loan portfolio of the Bank (current and restructured credits) is mainly composed of short-term credits. The Bank modifies the amount of their loans on a monthly basis, according to the market rates. Accordingly, the book value of the productive loan portfolio (except for the general provision) is equivalent to its fair value. The net book value of the nonproductive loan portfolio (past due and in litigation loans) totally or partially provisioned or non-interest bearing is equivalent to its fair value.

d. Customers' deposits: The fair values shown for demand deposits are equivalent to the amount payable on demand at year-end, in other words, their book value.

e. Other financial intermediation obligations and other borrowings: Loans received from financial institutions approximate their fair values.

f. Financial instruments with off-balance sheet risk: The fair value of forward foreign currency contracts is determined on the basis of the future cash flow discounted in accordance with current conditions at the ending balance for the interest rates of the currencies involved in the contracts. The spot operations of purchase-sale of foreign currency are due in 5 days or less, accordingly, their book value is equivalent to their fair value.

The book and fair values estimated for the financial instruments of the Bank and its Branch are as follows:

	30-06-04		31-12-03	
	Book value	**Fair value**	Book value	Fair value
	(In thousands of bolivars)			
ASSETS:				
Cash and due from banks	**201,649,012**	**201,649,012**	219,184,460	219,184,460
Investment securities	**565,045,159**	**565,045,159**	681,752,169	681,752,169
Loan portfolio	**466,450,907**	**471,510,612**	330,126,782	336,235,937
Interests and commissions receivable	**11,783,787**	**11,783,787**	11,487,418	11,487,418
Investments in subsidiaries, affiliates and branches	**5,515,738**	**5,515,738**	5,414,133	5,414,133
	1,250,444,603	**1,255,504,308**	1,247,964,962	1,254,074,117
LIABILITIES:				
Customers' deposits	**1,048,523,479**	**1,048,523,479**	929,186,885	929,186,885
Other borrowings	**29,795,549**	**29,795,549**	151,264,493	151,264,493
Other financial intermediation obligations	**249,038**	**249,038**	483,548	483,548
Interests and commissions payable	**883,422**	**883,422**	386,610	386,610
	1,079,451,488	**1,079,451,488**	1,081,321,536	1,081,321,536
MEMORANDUM ACCOUNTS:				
Contingent debit accounts	**274,670,384**	**274,670,384**	201,889,898	201,889,898
Financial instruments with off-balance sheet risk	**276,365**	**506,118**	552,732	881,940
Trust assets	**2,394,603,216**	**2,394,925,935**	2,037,564,953	2,037,462,782
Other trusts	**96,807,201**	**96,807,201**	96,807,201	96,807,201
Other debit memorandum accounts	**1,308,829,258**	**1,308,829,258**	1,554,848,988	1,554,848,988
	4,075,186,424	**4,075,738,896**	3,891,663,772	3,891,890,809

NOTE 18.- Maturity of assets and liabilities:

Maturities of financial assets and liabilities shown in the balance sheets are as follows:

As of June 30, 2004:

	Due in 6 months or less	Due from 6 to 12 months	Due from 12 to 18 months	Due from 18 to 24 months	Due over 24 months	Total
			(In thousands of bolivars)			
ASSETS:						
Cash and due from banks	201,649,012	-0-	-0-	-0-	-0-	201,649,012
Investment securities						
Placements with BCV and interbank transactions	170,397,905	-0-	-0-	-0-	-0-	170,397,905
Available-for-sale securities	-0-	-0-	-0-	-0-	41,271,507	41,271,507
Held-to-maturity securities	238,264,155	4,000,000	4,000,000	-0-	3,500,000	249,764,155
Restricted cash securities	103,611,592	-0-	-0-	-0-	-0-	103,611,592
Loan portfolio, net	370,395,851	25,729,123	6,524,776	16,461,572	47,339,586	466,450,908
Interests and commissions receivable	11,783,787	-0-	-0-	-0-	-0-	11,783,787
Investments in subsidiaries and affiliates	-0-	-0-	-0-	-0-	5,515,738	5,515,738
	1,096,102,302	29,729,123	10,524,776	16,461,572	97,626,831	1,250,444,604
LIABILITIES:						
Customers' deposits	1,046,005,979	2,517,500	-0-	-0-	-0-	1,048,523,479
Other borrowings	29,266,450	-0-	-0-	-0-	529,099	29,795,549
Other financial intermediation obligations	249,038	-0-	-0-	-0-	-0-	249,038
Interests and commissions payable	883,422	-0-	-0-	-0-	-0-	883,422
	1,076,404,889	2,517,500	-0-	-0-	529,099	1,079,451,488

As of December 31, 2003:

	Due in 6 months or less	Due from 6 to 12 months	Due from 12 to 18 months	Due from 18 to 24 months	Due over 24 months	Total
			(In thousands of bolivars)			
ASSETS:						
Cash and due from banks	219,184,460	-0-	-0-	-0-	-0-	219,184,460
Investment securities						
Placements with BCV and interbank transactions	394,274,552	-0-	-0-	-0-	-0-	394,274,552
Available-for-sale securities	5,740,000	-0-	-0-	-0-	34,628,514	40,368,514
Held-to-maturity securities	198,389,567	3,431,000	4,000,000	2,000,000	-0-	207,820,567
Restricted cash securities	39,288,536	-0-	-0-	-0-	-0-	39,288,536
Other	-0-	-0-	-0-	-0-	-0-	-0-
Loan portfolio, net	246,670,733	20,079,379	8,716,530	7,111,298	47,548,842	330,126,782
Interests and commissions receivable	11,487,418	-0-	-0-	-0-	-0-	11,487,418
Investments in subsidiaries and affiliates	-0-	-0-	-0-	-0-	5,414,133	5,414,133
	1,115,035,266	23,510,379	12,716,530	9,111,298	87,591,489	1,247,964,962
LIABILITIES:						
Customers' deposits	929,186,885	-0-	-0-	-0-	-0-	929,186,885
Other borrowings	150,695,717	-0-	-0-	-0-	568,776	151,264,493
Other financial intermediation obligations	322,367	161,181	-0-	-0-	-0-	483,548
Interests and commissions payable	386,610	-0-	-0-	-0-	-0-	386,610
	1,080,591,579	161,181	-0-	-0-	568,776	1,081,321,536

NOTE 19.- Tax regime:

a. Book to tax reconciliation-

The Bank's fiscal year ends December 31. The Bank presents its income tax returns on an annual basis and estimates the income tax expense on a semiannual basis at the end of each accounting period. The income tax expense for the fiscal year ended December 31, 2003 amounted to Bs. 7,845 million. The Bank maintained sufficient provisions for this concept.

The provisions for income taxes are calculated on the basis of an income that differs from book income due to nontaxable or deductible items, which are permanent or temporary. The book to tax reconciliation determined on book income, and the income tax expense calculated on tax income are shown as follows:

	Six-month period ended 30-06-04	Six-month period ended 31-12-03
	(In thousands of bolivars)	
Income tax expense determined on the book income	**14,357,489**	14,095,178
Differences between book and tax expense, net:		
Tax readjustment for inflation	**(7,557,103)**	(8,544,494)
Income from public securities	**(2,728,576)**	(13,590,635)
Equity in earnings of subsidiaries and affiliates and dividends	**(66,355)**	(61,121)
Provision for retirements and other	**1,793,640**	283,207
Expenses related to exempted income	**136,980**	1,361,770
Income from reversals of allowance for valuation of assets	**(578,000)**	-0-
Provision for valuation of assets net of write-offs	**(823,716)**	(1,038,337)
Other	**(136,953)**	131,047
	(9,960,083)	(21,458,563)
Income tax caused	**4,397,406**	-0-

b. Tax adjustment for inflation-

The regular adjustment for inflation represents the higher (or lower) value of the stockholder's equity resulting from recognizing the effects of inflation over nonmonetary assets and liabilities through the application of the Consumer Price Index (CPI) issued by the BCV on the basis of the procedures provided by the Venezuelan tax law. The tax adjustment for inflation estimated through this method is considered as taxable income or loss deductible in the calculation of the income tax expense.

c. Corporate assets tax-

The corporate assets tax complements income taxes. This tax results from applying a 1% rate to the net average amount of nonmonetary assets adjusted for inflation and monetary assets devalued for inflation. The amount payable shall be the highest amount resulting between the corporate assets tax and the income tax for the period. The payment of this supplemental tax can be carried forward up to three years subsequent to the period in which such tax originated, as a credit of caused income taxes. For the six-month period ended June 30, 2004, the Bank estimates that the income tax will exceed the corporate assets tax .

d. Loss carryforwards-

The Venezuelan Income Tax Law authorizes the carryforward of operating losses not offset for up to three years subsequent to the period in which they were incurred and the carryforward of tax losses from tax inflation adjustment for up to one subsequent year. As of June 30, 2004 and December 31, 2003 the Bank has not incurred any tax loss carryforwards.

NOTE 20.- Retirement pension plan:

The Bank has a noncontributory pension plan. The plan's benefits payable are based upon the years of service and the employee's last salary. The obligation under this plan is calculated on the basis of actuarial surveys made on an annual basis. The pension plan administration is the responsibility of the Bank's Management

As of December 31, 2003, the reconciliation of the financial position of the pension plan is as follows:

	(In thousands of bolivars)
Obligation from projected benefits	(6,283,255)
Net assets of the Plan	-0-
Net financial position of the plan	(6,283,255)
Unrecognized temporary obligation	640,109
Unrecognized projected net loss	1,877,684
Liability for pension plan	(3,765,462)

During the six-month periods ended June 30, 2004 and December 31, 2003, the Bank recorded approximately Bs. 605 million and Bs. 767 million , respectively, for accrual for the retirement plan. As of June 30, 2004 and December 31, 2003, the accrual for the retirement plan amounts to approximately Bs. 4,337 million and Bs. 3,765 million, respectively.

The unrecognized actuarial net loss incurred during the year ended December 31, 2003 amounted to Bs. 2,091 million, corresponding to differences between the actuarial premises applied and the current values, resulting from differences in the salary increases, higher or lower rotation and mortality occurred and adjustments to actuarial premises, among others. These net losses are amortized generally over the remaining average years necessary for retirement of the active group.

Premises used by independent actuaries to calculate the obligation for projected benefits, according to the actuarial report are as follows:

Discount rate	13%
Salary increase	9%

The periodical cost of the pension plan is composed as follows:

	(In thousands of bolivars)
Cost for service at the end of the year	185,340
Interest cost	363,464
	548,804
Foreseen return on assets	-0-
Amortization-	
Unrecognized net temporary obligation	213,370
Unrecognized net loss	33,537
	246,907
	795,711

Independent actuaries made an actuarial calculation of the projected benefit obligation of the retirement pension plan under the premise that the initial application date is June 30, 2000, in order to determine the unrecognized net obligation, which will be amortized by the Bank using the straight-line method from July 1, 2000, over a 5 year-period.

For the six-month periods ended June 30, 2004 and December 31, 2003, the payments made for the pension plan were Bs. 34 million and Bs. 32 million, respectively.

NOTE 21.- Contingencies and commitments:

As of June 30, 2004 and December 31, 2003, the Bank has the following contingencies and claims:

a. Tax contingencies-

The Bank has interposed Tax Contentious Appeals against Culminating Resolutions of administrative summary issued by the Tax Administration (SENIAT), confirming assessments for Bs. 7,894 million and Bs. 2,561 million related to income taxes and corporate assets tax. Presently, the first of these assessments is waiting for sentence and the second in notification stage. Additionally, the Bank has been issued an assessment for Bs. 746 million related to corporate assets tax, which is waiting for the issuance of the Culminating Resolution of administrative summary, after having filed the writ of acquittance against such assessments.

In addition, the Bank has been issued a tax assessment for Bs. 5,415 million, corresponding to obligations related to its role as withholding agent on current account debits maintained in financial institutions.

In the opinion of the external legal advisors and the Bank's Management, the possibilities of a favorable outcome for the Bank in connection with these assessments are high.

b. Other-

- Several claims have been filed against the Bank by certain companies of the fishing industry regarding guarantee operations to two shipping companies (cases: Nissos Amorgos and Plate Princess). These guarantees are totally covered with guarantees established on behalf of the Bank by foreign financial institutions with which the shipping companies manage their operations. To date, part of these claims have been rejected or the claimers have desisted their actions against the Bank before the Supreme Court of Justice; the others are waiting for the final judicial decision by the Court.

  On May 5, 2004, the Eighth High Court in Civil and Mercantile Banking Matters with National Competence and Headquarters in the City of Caracas declared as out of law the appeal filed by the legal counsels of the labor union "Sindicato Único de Pescadores de Puerto Miranda" on the case Plate Princess, by ratifying in all and every of its parties the sentence issued on December 14, 1999, by the Ninth Court of Banking Competence of the Judicial Circumscription of the Metropolitan Area of Caracas and leaving without juridical effect and validity the guarantee granted by the Bank. The appealer announced an abrogation appeal against such decision.

- There is a claim for damages and prejudices amounting to Bs. 6,911 million issued against the Bank by Oswaldo Gibelli y Asociados, C.A. There is a sentence in first instance favorable for the Bank and a sentence against it in the High Court. The Bank has formalized an abrogation appeal against the latter sentence before the Civil Abrogation Court before the Supreme Court of Justice.

- As a result of the National Civic Strike that began on December 2, 2002, the SUDEBAN issued certain administrative proceedings against various financial entities for the presumed suspension of commercial services to users in some agencies, without the previous notice to such regulator entity, and the presumed partial reduction of the standard service business hours during various days of January 2003. In connection therewith, the Bank filed its defense arguments for the claims filed against it.

  On May 11 and 27, 2004 the SUDEBAN notified the Bank that the 45-day period set forth to decide on the 9 sanctioning administrative proceedings filed for the presumed suspension of commercial services would begin. On July 7, 2004, the Bank requested the accrual of all the sanctioning administrative proceedings referred to above. To date, the SUDEBAN has not issued any pronouncement on this case.

  The maximum contingency related to these administrative proceedings corresponds to penalties from 0.5% to 1% of the Bank's paid-in capital stock.

According to the Bank's management, based upon the analysis of every case and the external legal advisors' opinion, the Bank's provisions as of June 30, 2004 and December 31, 2003, cover sufficiently the obligations that might arise as a result of the claims referred to above.

NOTE 22.- Balances and transactions with related parties:

Venezolano de Crédito, S.A. Banco Universal and its foreign branch are members of Grupo Venezolano de Crédito and Grupo Vencred. Because of the nature of their business, the Bank and its Branch have made transactions and maintain balances with companies of the Group and their effects are included in their financial statements. The terms of some of these transactions might not be similar to those that might result from transactions with unrelated parties.

The most significant transactions carried out by the Bank with stockholders and related parties are mainly represented by investments and borrowings, the effects of which are presented as follows:

	30-06-04	31-12-03
	(In thousands of bolivars)	
Other operating income:		
Commissions from services-		
Participaciones Vencred, S.A.	**5,400**	5,400
Income from equity participation:		
Participaciones Vencred, S.A.	**101,605**	126,848
	107,005	132,248
Financial expenses:		
Expenses for deposits in interest-bearing current accounts-		
Valores Vencred, S.A.	**2,118**	2,242
Vencred, S.A.	**3,471**	3,507
Other	**3,172**	2,723
	8,761	8,472
Expenses for savings deposits-		
Servicios de Actualizaciön Automätizada, S.A.	**1,832**	1,678
Valores Vencred, S.A.	**4**	4
Vencred, S.A.	**3**	3
Other	**-0-**	1
	1,839	1,686
Expenses for other borrowings-		
Participaciones Vencred, S.A.	**83,898**	81,698
Operating expenses-		
Venezolana de Bienes, S.A.	**14,122**	16,163
Vencred, S.A.	**50,046**	50,046
	64,168	66,209
	158,666	158,065

During the six-month periods ended June 30, 2004 and December 31, 2003, the Bank sold to Participaciones Vencred, S.A. (an affiliate) available-for-sale securities, at their book value.

During the six-month periods ended June 30, 2004 and December 31, 2003, Participaciones Vencred, S.A. (an affiliate) made investments in nominative demand certificates in the Bank, which generated interest expense for approximately Bs. 84 million and Bs. 82 million, respectively.

As a result of these transactions and other less significant transactions, the following balances included in various captions of the balance sheets are as follows:

	30-06-04	31-12-03
	(In thousands of bolivars)	
ASSETS		
Investments in subsidiaries and affiliates:		
Participaciones Vencred, S.A.	**5,544,039**	5,442,434
Foreclosed assets:		
Desarrollos del Sol, C.A. (see Note 8)	**3,396,209**	3,396,209
	8,940,248	8,838,643
LIABILITIES		
Customers' deposits:		
Non-interest bearing current accounts-		
Valores Vencred, S.A.	**363,632**	155,400
Vencred, S.A.	**8,084**	9,770
Other	**200**	210
	371,916	165,380
Interest-bearing current accounts-		
Vencred, S.A.	**698,490**	772,417
Valores Vencred, S.A.	**47,933**	1,375,224
Inversiones Bonorum, C.A.	**174,342**	300,192
Other	**173,519**	79,959
	1,094,284	2,527,792
Savings deposits-		
Servicios de Actualizaciôn Automatizada, S.A.	**297,688**	263,082
Other	**1,954**	1,948
	299,642	265,030
	1,765,842	2,958,202
Other borrowings-		
Participaciones Vencred, S.A.	**6,351,960**	6,210,410
	8,117,802	9,168,612

NOTE 23.- Foreign currency position:

The balances in foreign currency included in the balance sheets are detailed as follows:

	30-06-04		31-12-03	
	US$	**Bs.**	US$	Bs.
	(In thousands)			
ASSETS:				
Cash and due from banks	**8,722**	**16,704,460**	12,170	19,422,555
Investment securities	**72,739**	**139,310,295**	69,717	111,269,080
Loan portfolio	**780**	**1,494,779**	3,562	5,684,886
Interests and commissions receivable	**137**	**263,120**	64	102,554
Other assets	**162**	**309,619**	165	263,330
	82,540	**158,082,273**	85,678	136,742,405
LIABILITIES:				
Customers' deposits	**(62,217)**	**(119,157,794)**	(63,610)	(101,522,248)
Other borrowings	**(4,179)**	**(8,004,348)**	(3,386)	(5,404,331)
Other financial intermediation obligations	**-0-**	**-0-**	(85)	(135,054)
Interests and commissions payable	**(14)**	**(26,999)**	-0-	(128)
Accruals and other liabilities	**(392)**	**(751,126)**	(418)	(666,782)
	(66,802)	**(127,940,267)**	(67,499)	(107,728,543)

	30-06-04		31-12-03	
	US$	**Bs.**	US$	Bs.
	(In thousands)			
MEMORANDUM ACCOUNTS:				
Contingent debit accounts, net	**259**	**276,366**	531	552,732
Other debit memorandum accounts, net	**(8,147)**	**(15,603,826)**	(7,783)	(12,421,066)
	(7,888)	**(15,327,460)**	(7,252)	(11,868,334)

The amounts shown in dollars include minor amounts in other foreign currencies such as Euros, pound sterling, Canadian dollars, and Japanese yens, among others, presented at their corresponding value in dollars.

During the six-month periods ended June 30, 2004 and December 31, 2003, the Bank obtained exchange gains, including income from foreign currency forward transactions, for approximately Bs. 3,705 million and Bs. 543 million, respectively, and losses for approximately Bs. 1,039 million and Bs. 68 million , respectively, which are presented in the statements of income in the "Other operating income" and "Other operating expenses" captions, respectively.

According to the General Law of Banks and Other Financial Institutions, universal banks should maintain their net position in foreign currency within limits provided by BCV through special resolutions. As of June 30, 2004 and December 31, 2003 the net foreign currency position allowed by BCV was approximately Bs. 24,427 million (US$ 13 million) and Bs. 24,220 million (US$ 15 million), respectively, equivalent to 15% of net stockholders' equity. The net foreign currency position maintained for June 2004 and December 2003 , calculated on the basis of the Bank's individual financial statements under parameters provided by said institution, amounts to approximately Bs. 15,034 million (US$ 7.8 million) as of June 30, 2004, and Bs. 17,440 million (US$ 10.9 million) as of December 31, 2003.

NOTE 24.- Exchange regime:

On January 21, 2003, through Decree No. 2278 published in Official Gazette No. 37614, the Venezuelan Government empowered the Ministry of Finance to agree upon with BCV temporary measures to limit or restrict the free convertibility of the national currency and the transfer of funds from the country to abroad. On February 5, 2003, Banco Central de Venezuela issued the Exchange agreement N° 1 published in the Official Gazette No. 37625 that rules the new foreign currency management regime that imposes restrictions to the free convertibility of currencies and the creation of CADIVI (Foreign Exchange Administration Commission), which is in charge of coordinating, administrating, controlling and establishing the requirements, procedures and restrictions required for the execution of this exchange agreement. The official exchange rate from the effectiveness of the new exchange regime would be Bs. 1,596 per US$ 1.00 for purchases.

On April 22, 2003, the Bank entered into the agreement related to the purchase and sale of foreign currencies with CADIVI, under which it may participate in the activities related to the management of the exchange regime through its main office and branches, agencies and offices designated by the Bank. Such agreement has a duration of six months that may be automatically extended for the same term, except as the parties express otherwise.

On February 6, 2004, as published in Official Gazette N° 37874, Banco Central de Venezuela modified Exchange Agreement N° 2, by fixing the new exchange rate in Bs. 1,915,20 per US dollar for purchases and Bs. 1,920 per US dollar for sales.

NOTE 25.- Explanation added for translation into English:

The accompanying financial statements are presented on the basis of accounting practices of the Venezuelan Superintendence of Banks and Other Financial Institutions. Certain accounting principles applied by the Bank and its Branch in their financial statements for use in Venezuela may not conform with generally accepted accounting principles in other countries.

VENEZOLANO DE CRÉDITO, S.A.
BANCO UNIVERSAL
AND ITS GRAND CAYMAN BRANCH

Supplemental Financial Statements
as of June 30, 2004 and December 31, 2003

EXHIBIT I

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
SUPPLEMENTAL BALANCE SHEETS AS OF JUNE 30, 2004 AND DECEMBER 31, 2003
(Stated in thousands of constant bolivars)

ASSETS	30-06-04	31-12-2003
CASH AND DUE FROM BANKS:		
Cash	22.209.490	23.183.684
Banco Central de Venezuela	141.244.558	190.111.860
Due from domestic banks and other financial institutions	-	59.176
Due from foreign banks and correspondents	11.074.901	16.890.221
Due from main office and branches	-	-
Clearing house funds	27.120.063	13.146.304
(Allowance for cash and due from banks)	-	-
	201.649.012	243.391.245
INVESTMENT SECURITIES:		
Placements in Banco Central de Venezuela and interbank transactions	170.397.905	437.818.332
Trading securities	-	-
Available-for-sale securities	41.271.507	44.826.823
Held-to-maturity securities	249.764.155	230.772.322
Restricted cash investments	103.611.592	43.627.572
Other securities	-	-
(Allowance for investment securities)	-	-
	565.045.159	757.045.049
LOAN PORTFOLIO:		
Current loans	468.676.313	372.014.629
Restructured loans	3.227.239	3.251.741
Past-due loans	2.659.873	4.796.648
Loans in litigation	3.070.207	3.682.362
(Allowance for loan portfolio)	(11.182.725)	(17.159.313)
	466.450.907	366.586.067
INTERESTS AND COMMISSIONS RECEIVABLE:		
Accrued interest receivable from cash and due from banks	4.298	4.776
Accrued interest receivable from investment securities	6.539.065	7.339.714
Accrued interest receivable from loan portfolio	4.380.252	4.276.840
Commissions receivable	1.033.472	1.382.724
Accrued interest receivable from other accounts receivable	-	-
(Allowance for accrued interest receivable and other)	(173.300)	(247.961)
	11.783.787	12.756.093
INVESTMENTS IN SUBSIDIARIES, AFFILIATES AND BRANCHES:		
Equity in other institutions	5.544.317	6.043.997
Investments in branches or foreign subsidiaries	-	-
(Allowance for investments in foreign subsidiaries, affiliates, branches and agencies)	(270.070)	(271.522)
	5.274.247	5.772.475
FORECLOSED ASSETS	21.837.391	24.926.880
PREMISES AND EQUIPMENT	74.084.570	75.556.068
OTHER ASSETS	12.062.231	12.365.631
	1.358.187.304	1.498.399.508
MEMORANDUM ACCOUNTS:		
Contingent debit accounts	274.946.749	224.800.445
Trust assets	2.394.603.216	2.262.594.135
Other trusts	96.807.201	107.498.612
Other debit memorandum accounts	1.308.829.258	1.726.566.899
	4.075.186.424	4.321.460.091

EXHIBIT I

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
SUPPLEMENTAL BALANCE SHEETS AS OF JUNE 30, 2004 AND DECEMBER 31, 2003
(Stated in thousands of constant bolivars)

LIABILITIES AND STOCKHOLDERS' EQUITY	30-06-04	31-12-2003
CUSTOMERS' DEPOSITS:		
Deposits in current accounts		
Non-interest-bearing current accounts	**285.974.685**	275.027.164
Interest-bearing current accounts	**288.652.307**	383.746.626
	574.626.992	658.773.790
Other demand obligations	**28.265.409**	23.194.636
Money transaction table obligations	-	-
Savings deposits	**151.938.624**	165.779.176
Time deposits	**239.008.040**	129.943.938
Securities issued by the Bank	-	-
Restricted customers' deposits	**54.684.414**	54.114.977
	1.048.523.479	1.031.806.517
OBLIGATIONS WITH BANCO CENTRAL DE VENEZUELA	-	-
DEPOSITS AND OBLIGATIONS WITH BANCO NACIONAL DE AHORRO Y PRÉSTAMO	-	-
OTHER BORROWINGS:		
Obligations with domestic financial institutions due in one year or less	**19.184.496**	15.181.493
Obligations with domestic financial institutions due over one year	-	-
Obligations with foreign financial institutions due in one year or less	**10.081.954**	152.157.097
Obligations with foreign financial institutions due over one year	-	-
Obligations resulting from other borrowings due in one year or less	-	-
Obligations resulting from other borrowings due over one year	**529.099**	631.592
	29.795.549	167.970.182
OTHER FINANCIAL INTERMEDIATION OBLIGATIONS	**249.038**	536.951
INTERESTS AND COMMISSIONS PAYABLE:		
Accrued expenses for customers' deposits	**795.437**	347.350
Accrued expenses for obligations with Banco Central de Venezuela	-	-
Accrued expenses for obligations and deposits with Banco Nacional de Ahorro y Préstamo	-	-
Accrued expenses for other borrowings	**87.985**	81.957
Accrued expenses for other financial intermediation obligations	-	-
Accrued expenses for obligations convertible into capital	-	-
Accrued expenses for subordinated obligations	-	-
	883.422	429.307
ACCRUALS AND OTHER LIABILITIES	**51.678.368**	59.500.487
Total liabilities	**1.131.129.856**	1.260.243.444
STOCKHOLDERS' EQUITY:		
Paid-in capital	**42.000.000**	42.000.000
Restatement of paid-in capital	**323.878.299**	323.878.299
Uncapitalized equity contributions	**82.431.555**	82.431.555
Capital reserves	**287.246.636**	284.499.499
Retained earnings	**(508.654.523)**	(495.555.944)
Unrealized gain or loss on available-for-sale securities	**155.481**	902.655
Total stockholders' equity	**227.057.448**	238.156.064
	1.358.187.304	1.498.399.508
PER CONTRA MEMORANDUM ACCOUNTS	**4.075.186.424**	4.321.460.091

EXHIBIT II

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
SUPPLEMENTAL STATEMENTS OF INCOME AND ALLOCATION OF NET INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND DECEMBER 31, 2003
(Stated in thousands of constant bolivars)

	30-06-04	31-12-2003
FINANCIAL INCOME:		
Cash and due from banks	27.717	103.560
Investment securities	38.715.765	41.792.528
Loan portfolio	39.275.713	40.250.768
Other accounts receivable	864.734	895.995
Investments in subsidiaries, affiliates and branches	-	-
Main office and branches	-	-
Other	155.827	140.989
	79.039.756	83.183.840
FINANCIAL EXPENSES:		
Customers' deposits	8.968.792	6.341.888
Obligations with Banco Central de Venezuela	-	-
Deposits and obligations with Banco Nacional de Ahorro y Préstamo	-	-
Other borrowings	192.959	391.944
Other financial intermediation obligations	231.310	253.090
Subordinated obligations		-
Obligations convertible into capital		-
Main office and branches		-
Other	1.296	650
Monetary loss	12.145.454	12.570.425
	21.539.811	19.557.997
Gross financial margin	57.499.945	63.625.843
INCOME FROM RECOVERY OF FINANCIAL ASSETS	2.709.537	270.422
EXPENSES FOR UNCOLLECTIBLE AND IMPAIRED FINANCIAL ASSETS:		
Uncollectible loans and other accounts receivable	-	437.843
Expenses for reconciling items	-	-
	-	437.843
Net financial margin	60.209.482	63.458.422
OTHER OPERATING INCOME	27.130.006	22.955.059
OTHER OPERATING EXPENSES	3.987.618	2.992.931
Financial intermediation margin	83.351.870	83.420.550
LESS- OPERATING EXPENSES:		
Personnel	22.444.289	24.793.100
General and administrative expenses	20.845.122	21.415.821
Contributions to FOGADE	2.076.900	1.737.014
Contributions to SUDEBAN	599.876	572.599
	45.966.187	48.518.534
Gross operating margin	37.385.683	34.902.016
Income from foreclosed assets	845.879	1.963.746
Income from special programs	-	-
Miscellaneous operating income	2.791.869	1.280.137
Expenses for foreclosed assets	(2.942.568)	(4.988.906)
Expenses for depreciation, amortization and impaired miscellaneous assets	(561.141)	(561.141)
Miscellaneous operating expenses	(5.663.617)	(1.607.843)
	(5.529.578)	(3.914.007)
Net operating margin	31.856.105	30.988.009
EXTRAORDINARY INCOME	91.806	248.378
EXTRAORDINARY EXPENSES	436.841	263.300
Gross income before income taxes	31.511.070	30.973.087
INCOME TAXES	4.039.703	501.701
Net income	27.471.367	30.471.386
ALLOCATION OF INCOME, net:		
Legal reserve	2.747.137	1.523.567
Statutory earnings- Board of Directors	3.766.864	4.164.627
	3.766.864	4.164.627
Retained earnings-		
Restricted undistributed earnings	-	-
Available undistributed earnings	20.957.366	24.783.192
	20.957.366	24.783.192
	27.471.367	30.471.386

EXHIBIT III

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
SUPPLEMENTAL STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND DECEMBER 31, 2003
(Stated in thousands of constant bolivars)

					Retained earnings					
	Paid-in capital	Restatement of paid-in capital	Uncapitalized equity contributions	Capital reserves	Restricted undistributed earnings	Available undistributed earnings	Result from exposure to inflation	Total	Unrealized gain or loss on available-for-sale securities	Total stockholders' equity
BALANCES, as of June 30, 2003	42.000.000	323.878.299	82.431.555	282.975.932	15.088.406	(53.286.848)	(441.787.666)	(479.986.108)	1.876.101	253.175.779
Net income for the six-month period	-	-	-	-	-	30.471.386	-	30.471.386	-	30.471.386
Transfer to legal reserve	-	-	-	1.523.567	-	(1.523.567)	-	(1.523.567)	-	-
Statutory earnings - Board of directors	-	-	-	-	-	(4.164.627)	-	(4.164.627)	-	(4.164.627)
Dividends declared- Cash	-	-	-	-	-	(40.353.028)	-	(40.353.028)	-	(40.353.028)
Net unrealized loss on valuation of available-for-sale securities	-	-	-	-	-	-	-	-	(973.446)	(973.446)
Transfer of 50% of income of the foreign branch for the six-month period	-	-	-	-	534.307	(534.307)	-	-	-	-
BALANCES, as of December 31, 2003	42.000.000	323.878.299	82.431.555	284.499.499	15.622.713	(69.390.991)	(441.787.666)	(495.555.944)	902.655	238.156.064
Net income for the six-month period	-	-	-	-	-	27.471.367	-	27.471.367	-	27.471.367
Transfer to legal reserve	-	-	-	2.747.137	-	(2.747.137)	-	(2.747.137)		-
Statutory earnings - Board of directors	-	-	-	-	-	(3.766.864)	-	(3.766.864)		(3.766.864)
Dividends declared- Cash	-	-	-	-	-	(34.055.945)	-	(34.055.945)		(34.055.945)
Net unrealized gain on valuation of available-for-sale securities	-	-	-	-	-	-	-	-	(747.174)	(747.174)
Transfer of 50% of income of the foreign branch for the six-month period	-	-	-	-	2.692.508	(2.692.508)	-	-		-
BALANCES, as of June 30, 2004	42.000.000	323.878.299	82.431.555	287.246.636	18.315.221	(85.182.078)	(441.787.666)	(508.654.523)	155.481	227.057.448

EXHIBIT IV

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
SUPPLEMENTAL STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND DECEMBER 31, 2003
(Stated in thousands of constant bolivars)

	30-06-04	31-12-2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income for the six-month period	**27.471.367**	30.471.386
Adjustments to reconcile net income to cash		
from operating activities-		
Income from recovery of financial assets	**(2.042.357)**	-
Allowance for uncollectible and impaired financial assets	**-**	437.843
Depreciation and amortization	**7.383.343**	9.311.843
Equity in earnings for the six-month period	**499.680**	459.714
Net change in other assets	**(2.123.573)**	1.375.689
Net change in interests and commissions receivable	**1.046.967**	348.200
Net change in accruals and other liabilities	**(5.872.544)**	(670.082)
Net change in interests and commissions payable	**454.115**	(238.226)
Statutory earnings	**(3.766.864)**	(4.164.627)
Net cash from operating activities	**23.050.134**	37.331.740
CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES:		
Net change in customers' deposits	**16.716.962**	132.903.416
Net change in other borrowings	**(138.174.633)**	85.904.820
Net change in other financial intermediation obligations	**(287.913)**	470.288
Dividends paid	**(34.055.945)**	(40.353.028)
Net cash (used in) from financing activities	**(155.801.529)**	178.925.496
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:		
Loans granted for the period	**(469.539.448)**	(342.242.445)
Loans collected for the period	**369.921.340**	344.664.610
Net change in placements in Banco Central de Venezuela and	**267.420.427**	(44.181.219)
interbank transactions	**2.808.142**	11.635.301
Net change in held-to-maturity securities	**(18.991.833)**	(113.121.784)
Net change in restricted cash investments	**(59.984.020)**	(25.757.160)
Additions to premises and equipment and foreclosed assets, net	**(625.446)**	1.286.121
Net cash from (used in) investing activities	**91.009.162**	(167.716.576)
Net (decrease) increase in cash and due from banks	**(41.742.233)**	48.540.660
CASH AND DUE FROM BANKS, at the beginning of the six-month period	**243.391.245**	194.850.585
CASH AND DUE FROM BANKS, at the end of the six-month period	**201.649.012**	243.391.245

EXHIBIT V

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL
AND ITS GRAND CAYMAN BRANCH

NOTES TO SUPPLEMENTAL FINANCIAL STATEMENTS
AS OF JUNE 30, 2004 AND DECEMBER 31, 2003

NOTE 1.- Supplemental information:

The inflation-adjusted financial statements, presented as supplemental information in Exhibits I to IV, have been prepared following the same accounting practices summarized in Note 2 to the basic financial statements, except that the adjusted financial statements include the effects of the inflation on the financial information. Therefore, they have a different presentation under accounting standards provided by the Venezuelan Superintendence of Banks and Other Financial Institutions for historical financial statements presented as basic information.

NOTE 2.- Basis of presentation:

The financial statements adjusted for the effects of inflation have been prepared on the basis of the Bank's historical accounting records and have been stated in constant bolivars at June 30, 2004, based upon the general price-level method in order to reflect the purchasing power of the currency at the last year-end.

The purpose of the adjustment for inflation is to restate the accounting records from historical bolivars to constant currency of similar purchasing power, which eliminates the distortion produced by the inflation in the financial statements as a result of the inclusion of bolivars of different purchasing power. The resulting amounts do not purport to represent the fair market values, the replacement costs or any other measure of the current values of the Bank's assets or prices at which the transactions would be commonly made.

The financial statements of the prior six-month period (December 2003) have been restated in currency of the last year-end and their amounts differ from the amounts presented in currency of the corresponding six-month period. As a result, the amounts of both financial statements are comparable between them, and are also comparable to the amounts of the prior six-month period, since they are all expressed in currency of similar purchasing power.

The Bank adopted the general price-level method to restate its historical accounting records. This method consists of restating the accounting records through the application of the general consumer price index (CPI) for the metropolitan area of Caracas, published monthly by BCV, which estimates the constant prices of the economy. The indexes used for restating, with 1997 as the base year, were as follows:

	30-06-04	31-12-03
Year-end	**428.25**	385.66
Average index	**408.14**	367.05

The accumulated inflation rates for the six-month periods ended June 30, 2004 and December 31, 2003 were 11.04% and 10.17%, respectively.

A summary of the procedures applied to restate the financial statements for the effects of inflation, in accordance with the general price-level method, is as follows:

a. Monetary assets and liabilities, represented by cash and due from banks, investment securities, loan portfolio, interests and commissions receivable, certain items of other assets, customers' deposits, other borrowings, other financial intermediation obligations, interests and commissions payable and accruals and other liabilities, are presented with the same amounts shown in the historical accounting records since they state the monetary value of their components at the date of the balance sheet.

b. Nonmonetary assets and liabilities, represented by investments in subsidiaries, affiliates and branches, foreclosed assets, premises and equipment and certain items of other assets, are adjusted by applying the CPI, in accordance with the date in which they originated.

c. Paid-in capital stock, retained earnings and other equity accounts are restated from the date of contribution or origin, through the application of the CPI.

d. The profit and loss accounts (statements of income) are restated based on the general average CPI for the year, except for costs and expenses related with nonmonetary assets that were restated according to the adjusted values of the related assets.

As a result of the restatements made under the general price-level method, a monetary loss arises, which is presented in the "Financial expenses" caption in the income for the period, and represents the loss resulting from a monetary denominated asset position during an inflationary period since a monetary liability can be paid with currency of lower purchasing power while the monetary asset reduces its actual value.

Venezolano de Crédito, S.A.Banco Universal

Authorized Capital: Bs.84,000,000 - Issued and Paid-in Capital: Bs.42,000,000 - Reserves: Bs.90,070,015

Unofficial Convenience Translation

Balance at February 29, 2004 (in thousands of Bolivars)

Assets	Month Ended 02/29/2004 Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	200,459,088	201,065,603
Cash	17,445,184	17,459,701
Central Bank of Venezuela	146,343,961	146,343,961
Banks and other National Financial Institutions	0	0
Banks and Foreign Branches	11,546,431	11,902,339
Main Office and Branches	0	0
Short Term Negotiable Instruments	25,123,512	25,359,602
(Allowances for Current Assets Losses)	0	0
Investments in Financial Instruments	508,002,730	646,124,418
Placements in The Central Bank of Venezuela and Interbanking Operations	260,810,000	264,042,175
Investments in Negotiable Financial Instruments	0	0
Investments in Financial Instruments Available for Sale	8,966,580	47,879,862
Investments in Financial Instruments to be Collected at Maturity	215,943,000	309,747,916
Restricted Liquidity Investments	22,283,150	24,454,465
Investments in Other Financial Instruments	0	0
(Allowance for Investments in Financial Instruments Losses)	0	0
Loan Portfolio	327,259,178	327,259,178
Current Loans	330,067,410	330,067,410
Restructured Loans	2,933,726	2,933,726
Overdue Loans	3,675,112	3,675,112
Credits in Litigation	3,472,241	3,472,241
(Allowance for Loan Portfolio Losses)	(12,889,311)	(12,889,311)
Interest and Commissions Receivable	9,734,221	9,906,542
Revenues Receivable for Current Assets	5,379	5,379
Revenues Receivable for Investments in Financial Instruments	5,720,493	5,892,814
Revenues Receivable for Loan Portfolio	4,130,743	4,130,743
Commissions Receivable	100,906	100,906
Revenues Receivable for Other Accounts Receivable	0	0
(Allowance for Revenues Receivable for Loan Portfolio and Others)	(223,300)	(223,300)
Investments in Subsidiaries, Affiliates, Foreign Branches and Offices	17,007,438	5,450,397
Holdings in Other Institutions	5,478,698	5,478,698
Investment in Foreign Branches and Offices	11,557,041	0
(Allowance for Investments in Subsidiaries, Affiliates and Foreign Branches and Offices Losses)	(28,301)	(28,301)
Liquid Assets	11,038,101	11,038,101
Durable Goods	25,144,402	25,144,402
Other Assets	12,202,250	12,540,551
Total Assets	**1,110,847,408**	**1,238,529,192**

Liabilities	Month Ended 02/29/2004 Venezuela Operations	Consolidated with Foreign Branches and Offices
Deposits from the Public	852,449,066	974,413,614
Checking Account Deposits	538,988,912	620,614,997
Non-Interest Bearing Checking Accounts	281,465,185	281,465,185
Interest Bearing Checking Accounts	257,523,727	339,149,812
Other At-Sight Obligations	24,337,654	24,503,459
Obligations for *mesa de dinero* Operations	0	0
Savings Deposits	158,767,340	158,767,340
Time Deposits	110,398,285	111,513,758
Securities Issued by the Institution	0	0
Restricted Deposits	19,956,875	59,014,060
Obligations with Venezuela Central Bank	0	0
Deposits and Obligations with the National Savings and Loan Bank	0	0
Other Financing	50,681,939	56,180,216
Obligations with National Financial Institutions for up to one year	42,286,978	42,286,978
Obligations with National Financial Institutions for more than one year	0	0
Obligations with Foreign Financial Institutions for up to one year	7,826,185	13,324,462
Obligations with Foreign Financial Institutions for more than one year	0	0
Obligations for Other Financings for up to one year	0	0
Obligations for Other Financings for more than one year	568,776	568,776
Other Obligations due to Intermediation	905,569	905,569
Interest and Commissions Payable	543,580	543,674
Expenses Payable for Deposits from the Public	443,394	443,488
Expenses Payable for Obligations with Central Bank	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0
Expenses Payable for Other Financings	100,186	100,186
Expenses Payable for Other Obligations due to Intermediation	0	0
Expenses Payable for Obligations Convertible to Capital	0	0
Expenses Payable for Subordinated Obligations	0	0
Other Liabilities	63,361,712	63,580,577
Subordinated Obligations	0	0
Obligations Convertible to Capital	0	0
Total Liabilities	**967,941,866**	**1,095,623,650**
Operations	10,835,527	10,835,527

Stockholder's Equity	Month Ended 02/29/2004 Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	42,000,000	42,000,000
Paid-in Capital	42,000,000	42,000,000
Capital Contributions not Capitalized	27,385,896	27,385,896
Capital Reserves	42,853,586	42,853,586
Adjustments to Stockholder's Equity	0	0
Retained Earnings	18,171,338	18,171,338
Unrealized Gain or Loss	1,659,195	1,659,195
Treasury Shares	0	0
Total Net Worth	**132,070,015**	**132,070,015**
Total Liabilities and Stockholder's Equity	**1,110,847,408**	**1,238,529,192**
Contingent Debtor Accounts	191,068,796	191,068,796
Trust Assets	2,370,498,138	2,370,498,138
Trust Charges	96,807,201	96,807,201
Debtor Accounts for other Trust Charges Residential Mutual Fund	0	0
Other Debtor Accounts for Residential Real Estate Mutual Fund	0	0
Other Debtor Accounts	1,541,276,449	1,542,044,316
Other Debtor Registration Accounts	0	0
Transferred Investments	0	0
Month´s Loans to Agricultural Sector	1,463,213	1,463,213
Accumulated Loans to Agricultural Sector	39,039,297	39,039,297
Deposits of Official Entities	2,169,345	2,169,345
Micro Credits	8,532,912	8,532,912
Current Loans Adapted to Resolution number 056.03	12,058,325	12,058,325
Vehicle Loans Under Balloon Payment Mode	0	0
Indexed Mortgage Loans Under The Housing Savings System	0	0
Mortgage Loans Outside The Housing Savings System	0	0

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Federal, State Local and Federal District Administrations	Descentralized Entities and Other Entities Under Administration	Total
Investment	965,883	3,599,888	0	0	0	4,565,771
Guaranty	0	2,043,227,065	0	0	0	2,043,227,065
Administration	2,672,875	318,213,114	154,518	81,710	1,583,085	322,705,302
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**3,638,758**	**2,365,040,067**	**154,518**	**81,710**	**1,583,085**	**2,370,498,138**

Statement of Published Earnings for the Period from January 01, 2004 – February 29, 2004 (in thousands of Bolivars)

Unofficial Translation

	2 Months Ended 02/29/2004	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	24,626,896	25,086,248
Current Assets Income	9,843	10,408
Investments in Financial Instrument Income	13,240,604	13,547,563
Loan Portfolio Income	11,088,083	11,239,911
Other Accounts Receivable Income	256,169	256,169
Investments in Subsidiaries, Affiliates Foreign Branches and Offices Income	0	0
Main Offices and Branches Income	0	0
Other Financial Income	32,197	32,197
Financial Expenses	2,521,789	2,583,156
Deposit Expense	2,273,986	2,335,353
Obligations with Central Bank of Venezuela Expense	0	0
Obligations with National Savings and Loan Bank Expense	0	0
Other Financings Expense	56,389	56,389
Obligations due to Intermediation Expense	191,414	191,414
Subordinated Obligations Expense	0	0
Obligations Convertible to Capital Expense	0	0
Headquarters, Branches and Other Offices Expense	0	0
Other Financial Expense	0	0
Gross Financial Margin	22,105,107	22,503,092
Recovery of Financial Assets Income	53,449	299,897
Non-Collectibility and Devaluation of Financial Assets Expenses	0	0
Non-Collectibility of Debts and other Accounts Receivable Expenses	0	0
Devaluation of Financial Investments Expenses	0	0
Net Financial Margin	22,158,556	22,802,989
Other Operative Income	7,694,498	7,245,405
Other Operative Expenses	1,667,541	1,718,135
Intermediation Margin	28,185,513	28,330,259
Transformation Express	12,333,583	12,476,689
Personnel Express	6,017,629	6,067,644
Operating Expenses	5,492,923	5,586,014
FOGADE Contributions	659,790	659,790
Superintendence of Banks Contributions	163,241	163,241
Gross Operating Margin	15,851,930	15,853,570
Realizable Goods Income	181,116	181,116
Special Programs Income	0	0
Other Operating Income	643,023	700,156
Realizable Goods Expense	495,002	495,002
Depreciation, Amortization and devaluation of diverse assets Expenss	19,142	19,142
Other Operating Expenses	5,044,398	5,103,171
Business Margin	11,117,527	11,117,527

Extraordinary Income	0	0
Extraordinary Expenses	82,000	82,000
Income Before Taxes	11,035,527	11,035,527
Income Tax	200,000	200,000
Net Income	10,835,527	10,835,527

Financial Ratios

1.	Stockholder's Equity	4.	Profitability
1.1	(Stockholders' Equity+Operations) / Total Assets x 100 = 12.86	4.1	Net Income / Average Asset x 100 = 5.40
1.2	Non-Yielding Assets / (Stockholders' Equity+Operations) x 100 = 185.94	4.2	Net Income / Average Stockholders' Equity x 100 = 44.30
2.	Banking Solvency and Assets' Quality	5.	Liquidity
2.1	Allowance for Loan Portfolio Losses / Gross Loan Portfolio x 100 = 3.79	5.1	Current Assets / Deposits from the Public x 100 = 23.52
2.2	Gross Immobilized Portfolio / Gross Loan Portfolio x 100 = 2.10	5.2	(Current Assets+Investments in Negotiable Instruments) / Deposits from the Public x 100 = 83.11
3.	Management		
3.1	(Personnel Expenses+Operating Expenses) / Average Yielding Asset x 100 = 7.98		
3.2	(Personnel Expenses+Operating Expenses) / Financial Income x 100 = 50.08		

Venezolano de Crédito, S.A.Banco Universal

Issued and Paid-in Capital:Bs.42,000,000 - Reserves: Bs.88,567,326

Unofficial Convenience Translation

Balance at March 31, 2004 (in thousands of Bolivars)

Assets	Month Ended 03/31/2004 Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	393,629,018	394,492,323
Cash	21,573,847	21,578,405
Central Bank of Venezuela	266,021,552	266,021,552
Banks and other National Financial Institutions	0	0
Banks and Foreign Branches	17,622,440	18,272,195
Main Office and Branches	0	0
Short Term Negotiable Instruments	88,411,179	88,620,171
(Allowances for Current Assets)	0	0
Investments in Financial Instruments	456,060,277	576,291,280
Placements in The Central Bank of Venezuela and Interbanking Operations	241,920,000	241,948,842
Investments in Negotiable Financial Instruments	0	0
Investments in Financial Instruments Available for Sale	8,324,127	47,284,037
Investments in Financial Instruments to be Collected at Maturity	171,843,000	251,313,375
Restricted Liquidity Investments	33,973,150	35,745,026
Investments in Other Financial Instruments	0	0
(Allowance for Investments in Financial Instruments)	0	0
Loan Portfolio	377,483,946	377,483,946
Current Loans	380,587,986	380,587,986
Restructured Loans	2,922,100	2,922,100
Overdue Loans	3,417,356	3,417,356
Loans in Litigation	3,452,224	3,452,224
(Allowance for Loan Portfolio)	(12,895,720)	(12,895,720)
Interest and Commissions Receivable	9,341,469	9,543,026
Revenues Receivable for Current Assets	4,279	4,279
Revenues Receivable for Investments in Financial Instruments	6,104,498	6,295,347
Revenues Receivable for Loan Portfolio	3,329,299	3,329,299
Commissions Receivable	89,985	100,693
Revenues and Commissions Receivable for Other Accounts Receivable	0	0
(Allowance for Revenues Receivable for Loan Portfolio and Others)	(186,592)	(186,592)
Investments in Subsidiaries, Affiliates and Branches	17,085,168	5,466,321
Investments in Subsidiaries and Affiliates	5,494,622	5,494,622
Investment in Branches	11,618,847	0
(Allowance for Investments in Subsidiaries, Affiliates and Branches)	(28,301)	(28,301)
Liquid Assets	10,924,057	10,924,057
Durable Goods	24,990,454	24,990,454
Other Assets	10,987,140	11,307,353
Total Assets	**1,300,501,529**	**1,410,498,760**

Liabilities	Month Ended 03/31/2004 Venezuela Operations	Consolidated with Foreign Branches and Offices
Deposits from the Public	1,058,002,119	1,164,931,400
Checking Account Deposits	619,566,216	689,359,155
Non-Interest Bearing Checking Accounts	341,785,114	341,785,114
Interest Bearing Checking Accounts	277,781,102	347,574,041
Other At-Sight Obligations	85,778,463	85,830,994
Money Desk Operations Obligations	0	0
Savings Deposits	152,312,036	152,312,036
Time Deposits	180,392,755	181,487,627
Securities Issued by the Institution	0	0
Restricted Deposits from the Public	19,952,649	55,941,588
Obligations with Central Bank of Venezuela	0	0
Deposits and Obligations with the National Savings and Loan Bank	0	0
Other Financing	44,679,618	47,482,800
Obligations with National Financial Institutions for up to one year	21,583,463	21,583,463
Obligations with National Financial Institutions for more than one year	0	0
Obligations with Foreign Financial Institutions for up to one year	22,527,379	25,330,561
Obligations with Foreign Financial Institutions for more than one year	0	0
Obligations for Other Financings for up to one year	0	0
Obligations for Other Financings for more than one year	568,776	568,776
Other Obligations due to Intermediation	647,551	647,551
Interest and Commissions Payable	801,233	801,350
Expenses Payable for Deposits from the Public	690,454	690,571
Expenses Payable for Obligations with Central Bank of Venezuela	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0
Expenses Payable for Other Financings	110,779	110,779
Expenses Payable for Other Obligations due to Intermediation	0	0
Expenses Payable for Obligations Convertible to Capital	0	0
Expenses Payable for Subordinated Obligations	0	0
Other Liabilities	49,695,124	49,959,775
Subordinated Obligations	0	0
Obligations Convertible to Capital	0	0
Total Liabilities	**1,153,825,645**	**1,263,822,876**
Operations	16,108,558	16,108,558

Shareholder's Equity	Month Ended 03/31/2004 Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	42,000,000	42,000,000
Paid-in Capital	42,000,000	42,000,000
Capital Contributions not Capitalized	27,385,896	27,385,896
Capital Reserves	42,853,586	42,853,586
Adjustments to Shareholder's Equity	0	0
Retained Earnings	17,331,338	17,331,338
Unrealized Gain or Loss on Investments in Financial Instruments Available for Sale	996,506	996,506
(Treasury Shares)	0	0
Total Shareholder's Equity	**130,567,326**	**130,567,326**
Total Liabilities and Shareholder's Equity	**1,300,501,529**	**1,410,498,760**
Contingent Debtor Accounts	197,614,449	197,614,449
Trust Assets	2,376,324,315	2,376,324,315
Trust Charges	96,807,201	96,807,201
Debtor Accounts for other Trust Charges (Residential Mutual Fund)	0	0
Other Debtor Accounts for Residential Mutual Fund	0	0
Other Memoranda Item's Debtor Accounts	1,328,093,126	1,328,676,144
Other Registration Debtor Accounts	0	0
Transferred Investments	0	0
Month's Loans to Agricultural Sector	6,598,250	6,598,250
Accumulated Loans to Agricultural Sector	36,368,836	36,368,836
Deposits of Official Entities	1,495,550	1,495,550
Micro Credits	9,257,014	9,257,014
Current Loans Adapted to Resolution number 056.03	11,450,759	11,450,759
Vehicle Loans Under Balloon Payment Mode	0	0
Indexed Mortgage Loans Under The Housing Savings System	0	0
Mortgage Loans Outside The Housing Savings System	0	0

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Public, State Municipal and District Capital's Administrations	Decentralized Entities and Other Entities Under Special Administration	Total
Investment	970,048	3,635,634	0	0	0	4,605,682
Guaranty	0	2,042,354,357	0	0	0	2,042,354,357
Administration	2,672,816	324,953,910	156,469	57,238	1,523,843	329,364,276
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**3,642,864**	**2,370,943,901**	**156,469**	**57,238**	**1,523,843**	**2,376,324,315**

Statement of Published Earnings for the Period from January 01, 2004 – March 31, 2004 (in thousands of Bolivars)

Unofficial Translation

	3 Months Ended 03/31/2004	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	36,257,702	36,885,058
Current Assets Income	19,773	20,410
Investments in Financial Instrument Income	18,730,642	19,205,533
Loan Portfolio Income	17,120,422	17,272,250
Other Accounts Receivable Income	326,162	326,162
Investments in Subsidiaries, Affiliates and Branches Income	0	0
Main Office and Branches Income	0	0
Other Financial Income	60,703	60,703
Financial Expenses	3,852,837	3,944,521
Deposit from Public Expenses	3,559,928	3,651,612
Obligations with Central Bank of Venezuela Expenses	0	0
Deposit and Obligations with National Savings and Loan Bank Expenses	0	0
Other Financings Expenses	92,070	92,070
Obligations due to Intermediation Expenses	199,604	199,604
Subordinated Obligations Expenses	0	0
Obligations Convertible to Capital Expenses	0	0
Main Office and Branches Expenses	0	0
Other Financial Expenses	1,235	1,235
Gross Financial Margin	32,404,865	32,940,537
Recovery of Financial Assets Income	120,391	366,839
Non-Collectibles and Devaluation of Financial Assets Expenses	0	0
Non-Collectibles of Debts and other Accounts Receivable Expenses	0	0
Constitution of Allowances and Adjustments of Current Assets	0	0
Net Financial Margin	32,525,256	33,307,376
Other Operative Income	10,106,098	9,628,638
Other Operative Expenses	2,052,079	2,104,761
Intermediation Margin	40,579,275	40,831,253
Transformation Expenses	19,062,450	19,262,101
Personnel Expenses	9,105,254	9,180,870
General and Administrative Expenses	8,681,658	8,805,693
FOGADE Contributions	989,685	989,685
Superintendence of Banks Contributions	285,853	285,853
Gross Operative Margin	21,516,825	21,569,152
Realizable Goods Income	283,270	283,270
Special Programs Income	0	0
Various Operative Income	872,233	929,366
Realizable Goods Expense	735,118	735,118
Depreciation, Amortization and Devaluation of Diverse Assets Expenses	28,713	28,713
Various Operative Expenses	5,462,434	5,571,894
Net Business Margin	16,446,063	16,446,063
Extraordinary Income	87,495	87,495
Extraordinary Expenses	125,000	125,000

Income Before Taxes	16,408,558	16,408,558
Income Tax	300,000	300,000
Net Income	16,108,558	16,108,558

Financial Ratios

1.	Shareholder's Equity	4.	Profitability
1.1	(Shareholder's' Equity + Operations) x 100 = 11.28 Total Assets	4.1	Net Income x 100 = 5.35 Average Asset
1.2	Non-Yielding Assets x 100 = 292.43 (Shareholder's' Equity +Operations)	4.2	Net Income x 100 = 43.96 Average Shareholder's' Equity
2.	Banking Solvency and Assets' Quality	5.	Liquidity
2.1	Allowance for Loan Portfolio Losses x 100 = 3.30 Gross Loan Portfolio	5.1	Current Assets x 100 = 37.20 Deposits from the Public
2.2	Gross Immobilized Portfolio x 100 = 1.76 Gross Loan Portfolio	5.2	(Current Assets + Investments in Negotiable Instruments) x 100 = 60.86 Deposits from the Public
3.	Management		
3.1	(Personnel Expenses + Operating Expenses) x 100 = 7.95 Average Yielding Asset		
3.2	(Personnel Expenses + Operating Expenses) x 100 = 49.06 Financial Income		

Venezolano de Crédito, S.A.Banco Universal

Issued and Paid-in Capital:Bs.42,000,000 - Reserves: Bs.89,934,001

Unofficial Convenience Translation

Balance at April 30, 2004 (in thousands of Bolivars)

Assets	Month Ended 04/30/2004 Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	238,565,149	239,254,602
Cash	17,509,776	17,510,926
Central Bank of Venezuela	169,611,219	169,611,219
Banks and other National Financial Institutions	0	0
Banks and Foreign Branches	14,236,058	14,840,400
Main Office and Branches	0	0
Short Term Negotiable Instruments	37,208,096	37,292,057
(Allowances for Current Assets)	0	0
Investments in Financial Instruments	675,155,012	797,759,093
Placements in The Central Bank of Venezuela and Interbanking Operations	349,565,000	366,404,743
Investments in Negotiable Financial Instruments	0	0
Investments in Financial Instruments Available for Sale	9,868,862	48,716,486
Investments in Financial Instruments to be Collected at Maturity	259,426,000	324,569,637
Restricted Liquidity Investments	56,295,150	58,068,227
Investments in Other Financial Instruments	0	0
(Allowance for Investments in Financial Instruments)	0	0
Loan Portfolio	419,620,764	419,620,764
Current Loans	423,238,515	423,238,515
Restructured Loans	3,162,116	3,162,116
Overdue Loans	3,022,727	3,022,727
Loans in Litigation	3,075,316	3,075,316
(Allowance for Loan Portfolio)	(12,877,910)	(12,877,910)
Interest and Commissions Receivable	10,892,672	11,095,541
Revenues Receivable for Current Assets	5,207	5,207
Revenues Receivable for Investments in Financial Instruments	7,609,787	7,812,656
Revenues Receivable for Loan Portfolio	3,309,781	3,309,781
Commissions Receivable	154,489	154,489
Revenues and Commissions Receivable for Other Accounts Receivable	0	0
(Allowance for Revenues Receivable for Loan Portfolio and Others)	(186,592)	(186,592)
Investments in Subsidiaries, Affiliates and Branches	17,004,480	5,480,796
Investments in Subsidiaries and Affiliates	5,509,097	5,509,097
Investment in Branches	11,523,684	0
(Allowance for Investments in Subsidiaries, Affiliates and Branches)	(28,301)	(28,301)
Liquid Assets	11,097,789	11,097,789
Durable Goods	25,069,197	25,069,197
Other Assets	12,415,713	12,780,645
Total Assets	**1,409,820,776**	**1,522,158,427**

Liabilities	Month Ended 04/30/2004	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Deposits from the Public	948,698,370	1,058,591,768
Checking Account Deposits	517,541,435	589,460,618
Non-Interest Bearing Checking Accounts	297,455,599	297,455,599
Interest Bearing Checking Accounts	220,085,836	292,005,019
Other At-Sight Obligations	24,323,718	24,377,864
Money Desk Operations Obligations	0	0
Savings Deposits	148,182,634	148,182,634
Time Deposits	238,132,493	239,227,397
Securities Issued by the Institution	0	0
Restricted Deposits from the Public	20,518,090	57,343,255
Obligations with Central Bank of Venezuela	0	0
Deposits and Obligations with the National Savings and Loan Bank	0	0
Other Financing	253,221,408	255,496,496
Obligations with National Financial Institutions for up to one year	21,436,342	21,436,342
Obligations with National Financial Institutions for more than one year	0	0
Obligations with Foreign Financial Institutions for up to one year	231,255,967	233,531,055
Obligations with Foreign Financial Institutions for more than one year	0	0
Obligations for Other Financings for up to one year	0	0
Obligations for Other Financings for more than one year	529,099	529,099
Other Obligations due to Intermediation	684,201	684,201
Interest and Commissions Payable	770,437	770,516
Expenses Payable for Deposits from the Public	715,800	715,879
Expenses Payable for Obligations with Central Bank of Venezuela	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0
Expenses Payable for Other Financings	54,637	54,637
Expenses Payable for Other Obligations due to Intermediation	0	0
Expenses Payable for Obligations Convertible to Capital	0	0
Expenses Payable for Subordinated Obligations	0	0
Other Liabilities	52,529,780	52,698,866
Subordinated Obligations	0	0
Obligations Convertible to Capital	0	0
Total Liabilities	**1,255,904,196**	**1,368,241,847**
Operations	21,982,579	21,982,579

Shareholder's Equity	Month Ended 04/30/2004 Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	42,000,000	42,000,000
Paid-in Capital	42,000,000	42,000,000
Capital Contributions not Capitalized	27,385,896	27,385,896
Capital Reserves	42,853,586	42,853,586
Adjustments to Shareholder's Equity	0	0
Retained Earnings	17,331,338	17,331,338
Unrealized Gain or Loss on Investments in Financial Instruments Available for Sale	2,363,181	2,363,181
(Treasury Shares)	0	0
Total Shareholder's Equity	**131,934,001**	**131,934,001**
Total Liabilities and Shareholder's Equity	**1,409,820,776**	**1,522,158,427**
Contingent Debtor Accounts	218,034,758	218,176,744
Trust Assets	2,380,439,964	2,380,439,964
Trust Charges	96,807,201	96,807,201
Debtor Accounts for other Trust Charges (Residential Mutual Fund)	0	0
Other Debtor Accounts for Residential Mutual Fund	0	0
Other Memoranda Item's Debtor Accounts	1,532,601,719	1,532,997,583
Other Registration Debtor Accounts	0	0
Transferred Investments	0	0
Month's Loans to Agricultural Sector	1,309,023	1,309,023
Accumulated Loans to Agricultural Sector	39,911,753	39,911,753
Deposits of Official Entities	1,287,774	1,287,774
Micro Credits	9,551,518	9,551,518
Current Loans Adapted to Resolution number 056.03	10,969,648	10,969,648
Vehicle Loans Under Balloon Payment Mode	0	0
Indexed Mortgage Loans Under The Housing Savings System	0	0
Mortgage Loans Outside The Housing Savings System	0	0

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Public, State Municipal and District Capital's Administrations	Decentralized Entities and Other Entities Under Special Administration	Total
Investment	963,856	3,692,597	0	0	0	4,656,453
Guaranty	0	2,040,323,089	0	0	0	2,040,323,089
Administration	2,699,682	331,010,031	158,175	57,828	1,534,706	335,460,422
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**3,663,538**	**2,375,025,717**	**158,175**	**57,828**	**1,534,706**	**2,380,439,964**

Statement of Published Earnings for the Period from January 01, 2004 – April 30, 2004 (in thousands of Bolivars)

Unofficial Translation

	4 Months Ended 04/30/2004	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	48,987,410	49,774,992
Current Assets Income	20,020	20,738
Investments in Financial Instrument Income	24,912,995	25,548,031
Loan Portfolio Income	23,485,203	23,637,031
Other Accounts Receivable Income	489,844	489,844
Investments in Subsidiaries, Affiliates and Branches Income	0	0
Main Office and Branches Income	0	0
Other Financial Income	79,348	79,348
Financial Expenses	5,488,084	5,606,156
Deposit from Public Expenses	5,166,928	5,285,000
Obligations with Central Bank of Venezuela Expenses	0	0
Deposit and Obligations with National Savings and Loan Bank Expenses	0	0
Other Financings Expenses	117,864	117,864
Obligations due to Intermediation Expenses	202,057	202,057
Subordinated Obligations Expenses	0	0
Obligations Convertible to Capital Expenses	0	0
Main Office and Branches Expenses	0	0
Other Financial Expenses	1,235	1,235
Gross Financial Margin	43,499,326	44,168,836
Recovery of Financial Assets Income	158,124	404,572
Non-Collectibles and Devaluation of Financial Assets Expenses	0	0
Non-Collectibles of Debts and other Accounts Receivable Expenses	0	0
Constitution of Allowances and Adjustments of Current Assets	0	0
Net Financial Margin	43,657,450	44,573,408
Other Operative Income	12,249,620	11,735,991
Other Operative Expenses	2,411,617	2,523,645
Intermediation Margin	53,495,453	53,785,754
Transformation Expenses	25,983,434	26,239,904
Personnel Expenses	12,704,379	12,794,111
General and Administrative Expenses	11,578,338	11,745,076
FOGADE Contributions	1,319,580	1,319,580
Superintendence of Banks Contributions	381,137	381,137
Gross Operative Margin	27,512,019	27,545,850
Realizable Goods Income	350,500	350,500
Special Programs Income	0	0
Various Operative Income	1,522,748	1,616,214
Realizable Goods Expense	981,744	981,744
Depreciation, Amortization and Devaluation of Diverse Assets Expenses	38,284	38,284
Various Operative Expenses	5,885,155	6,012,452
Net Business Margin	22,480,084	22,480,084
Extraordinary Income	87,495	87,495
Extraordinary Expenses	185,000	185,000

Income Before Taxes	22,382,579	22,382,579
Income Tax	400,000	400,000
Net Income	21,982,579	21,982,579

Financial Ratios

1.	Shareholder's Equity	4.	Profitability
1.1 1.2	(Shareholder's' Equity + Operations) x 100 = 10.11 Total Assets Non-Yielding Assets x 100 = 198.41 (Shareholder's' Equity +Operations)	4.1 4.2	Net Income x 100 = 4.68 Average Asset Net Income x 100 = 44.95 Average Shareholder's' Equity
2.	Banking Solvency and Assets' Quality	5.	Liquidity
2.1 2.2	Allowance for Loan Portfolio Losses x 100 = 2.98 Gross Loan Portfolio Gross Immobilized Portfolio x 100 = 1.41 Gross Loan Portfolio	5.1 5.2	Current Assets x 100 = 22.60 Deposits from the Public (Current Assets + Investments in Negotiable Instruments) x 100 = 97.96 Deposits from the Public
3.	Management		
3.1 3.2	(Personnel Expenses + Operating Expenses) x 100 = 7.07 Average Yielding Asset (Personnel Expenses + Operating Expenses) x 100 = 49.30 Financial Income		

Exemption Number 82-4422

Venezolano de Crédito, S.A.Banco Universal

Issued and Paid-in Capital:Bs.42,000,000 - Reserves: Bs.89,325,110

Unofficial Convenience Translation

Balance at May 31, 2004 (in thousands of Bolivars)

Assets	Month Ended 05/31/2004 Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	363,697,147	364,239,625
Cash	22,802,913	22,810,365
Central Bank of Venezuela	301,419,994	301,419,994
Banks and other National Financial Institutions	0	0
Banks and Foreign Branches	5,906,888	6,335,818
Main Office and Branches	0	0
Short Term Negotiable Instruments	33,567,352	33,673,448
(Allowances for Current Assets)	0	0
Investments in Financial Instruments	498,905,468	623,970,717
Placements in The Central Bank of Venezuela and Interbanking Operations	266,232,000	270,320,233
Investments in Negotiable Financial Instruments	0	0
Investments in Financial Instruments Available for Sale	9,469,318	48,176,952
Investments in Financial Instruments to be Collected at Maturity	135,426,000	215,921,142
Restricted Liquidity Investments	87,778,150	89,552,390
Investments in Other Financial Instruments	0	0
(Allowance for Investments in Financial Instruments)	0	0
Loan Portfolio	433,219,797	433,219,797
Current Loans	436,935,841	436,935,841
Restructured Loans	3,283,342	3,283,342
Overdue Loans	2,700,589	2,700,589
Loans in Litigation	3,177,935	3,177,935
(Allowance for Loan Portfolio)	(12,877,910)	(12,877,910)
Interest and Commissions Receivable	10,872,805	11,102,597
Revenues Receivable for Current Assets	4,768	4,768
Revenues Receivable for Investments in Financial Instruments	6,965,910	7,195,702
Revenues Receivable for Loan Portfolio	4,082,109	4,082,109
Commissions Receivable	6,610	6,610
Revenues and Commissions Receivable for Other Accounts Receivable	0	0
(Allowance for Revenues Receivable for Loan Portfolio and Others)	(186,592)	(186,592)
Investments in Subsidiaries, Affiliates and Branches	16,860,377	5,498,739
Investments in Subsidiaries and Affiliates	5,527,040	5,527,040
Investment in Branches	11,361,638	0
(Allowance for Investments in Subsidiaries, Affiliates and Branches)	(28,301)	(28,301)
Liquid Assets	10,797,899	10,797,899
Durable Goods	25,057,724	25,057,724
Other Assets	13,289,372	13,651,602
Total Assets	**1,372,700,589**	**1,487,538,700**

Liabilities	Month Ended 05/31/2004 Venezuela Operations	Consolidated with Foreign Branches and Offices
Deposits from the Public	905,992,930	1,018,218,210
Checking Account Deposits	543,321,971	621,345,807
Non-Interest Bearing Checking Accounts	272,051,556	272,051,556
Interest Bearing Checking Accounts	271,270,415	349,294,251
Other At-Sight Obligations	24,263,162	24,341,958
Money Desk Operations Obligations	0	0
Savings Deposits	147,459,333	147,459,333
Time Deposits	168,620,505	169,715,429
Securities Issued by the Institution	0	0
Restricted Deposits from the Public	22,327,959	55,355,683
Obligations with Central Bank of Venezuela	0	0
Deposits and Obligations with the National Savings and Loan Bank	0	0
Other Financing	240,521,820	242,958,253
Obligations with National Financial Institutions for up to one year	24,687,399	24,687,399
Obligations with National Financial Institutions for more than one year	0	0
Obligations with Foreign Financial Institutions for up to one year	215,305,322	217,741,755
Obligations with Foreign Financial Institutions for more than one year	0	0
Obligations for Other Financings for up to one year	0	0
Obligations for Other Financings for more than one year	529,099	529,099
Other Obligations due to Intermediation	416,914	416,914
Interest and Commissions Payable	860,184	860,274
Expenses Payable for Deposits from the Public	788,864	788,954
Expenses Payable for Obligations with Central Bank of Venezuela	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0
Expenses Payable for Other Financings	71,320	71,320
Expenses Payable for Other Obligations due to Intermediation	0	0
Expenses Payable for Obligations Convertible to Capital	0	0
Expenses Payable for Subordinated Obligations	0	0
Other Liabilities	62,060,773	62,237,081
Subordinated Obligations	0	0
Obligations Convertible to Capital	0	0
Total Liabilities	**1,209,852,621**	**1,324,690,732**
Operations	31,522,858	31,522,858

Shareholder's Equity

	Month Ended 05/31/2004 Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	42,000,000	42,000,000
Paid-in Capital	42,000,000	42,000,000
Capital Contributions not Capitalized	27,385,896	27,385,896
Capital Reserves	42,853,586	42,853,586
Adjustments to Shareholder's Equity	0	0
Retained Earnings	17,331,338	17,331,338
Unrealized Gain or Loss on Investments in Financial Instruments Available for Sale	1,754,290	1,754,290
(Treasury Shares)	0	0
Total Shareholder's Equity	**131,325,110**	**131,325,110**
Total Liabilities and Shareholder's Equity	**1,372,700,589**	**1,487,538,700**
Contingent Debtor Accounts	252,688,991	252,830,976
Trust Assets	2,385,897,957	2,385,897,957
Trust Charges	96,807,201	96,807,201
Debtor Accounts for other Trust Charges (Residential Mutual Fund)	0	0
Other Debtor Accounts for Residential Mutual Fund	0	0
Other Memoranda Item's Debtor Accounts	1,351,513,573	1,354,951,577
Other Registration Debtor Accounts	0	0
Transferred Investments	0	0
Month's Loans to Agricultural Sector	9,933,649	9,933,649
Accumulated Loans to Agricultural Sector	50,033,672	50,033,672
Deposits of Official Entities	2,444,104	2,444,104
Micro Credits	10,484,018	10,484,018
Current Loans Adapted to Resolution number 056.03	10,740,751	10,740,751
Vehicle Loans Under Balloon Payment Mode	0	0
Indexed Mortgage Loans Under The Housing Savings System	0	0
Mortgage Loans Outside The Housing Savings System	0	0

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Public, State Municipal and District Capital's Administrations	Decentralized Entities and Other Entities Under Special Administration	Total
Investment	966,111	3,700,638	0	0	0	4,666,749
Guaranty	0	2,040,366,024	0	0	0	2,040,366,024
Administration	2,377,842	337,191,315	163,122	58,461	1,074,444	340,865,184
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**3,343,953**	**2,381,257,977**	**163,122**	**58,461**	**1,074,444**	**2,385,897,957**

Statement of Published Earnings for the Period from January 01, 2004 – May 31, 2004 (in thousands of Bolivars)

Unofficial Translation

	5 Months Ended 05/31/2004	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	62,390,450	63,339,747
Current Assets Income	25,055	25,780
Investments in Financial Instrument Income	31,342,363	32,139,107
Loan Portfolio Income	30,241,310	30,393,138
Other Accounts Receivable Income	635,834	635,834
Investments in Subsidiaries, Affiliates and Branches Income	0	0
Main Office and Branches Income	0	0
Other Financial Income	145,888	145,888
Financial Expenses	7,168,784	7,315,440
Deposit from Public Expenses	6,801,961	6,948,617
Obligations with Central Bank of Venezuela Expenses	0	0
Deposit and Obligations with National Savings and Loan Bank Expenses	0	0
Other Financings Expenses	150,465	150,465
Obligations due to Intermediation Expenses	215,123	215,123
Subordinated Obligations Expenses	0	0
Obligations Convertible to Capital Expenses	0	0
Main Office and Branches Expenses	0	0
Other Financial Expenses	1,235	1,235
Gross Financial Margin	55,221,666	56,024,307
Recovery of Financial Assets Income	240,410	486,859
Non-Collectibles and Devaluation of Financial Assets Expenses	0	0
Non-Collectibles of Debts and other Accounts Receivable Expenses	0	0
Constitution of Allowances and Adjustments of Current Assets	0	0
Net Financial Margin	55,462,076	56,511,166
Other Operative Income	18,673,111	18,163,833
Other Operative Expenses	2,812,036	2,943,001
Intermediation Margin	71,323,151	71,731,998
Transformation Expenses	33,729,551	34,053,740
Personnel Expenses	16,680,295	16,795,672
General and Administrative Expenses	14,923,360	15,132,172
FOGADE Contributions	1,649,475	1,649,475
Superintendence of Banks Contributions	476,421	476,421
Gross Operative Margin	37,593,600	37,678,258
Realizable Goods Income	529,193	529,193
Special Programs Income	0	0
Various Operative Income	1,748,620	1,842,086
Realizable Goods Expense	1,268,491	1,268,491
Depreciation, Amortization and Devaluation of Diverse Assets Expenses	47,855	47,855
Various Operative Expenses	6,347,703	6,522,667
Net Business Margin	32,207,364	32,210,524
Extraordinary Income	87,494	87,494
Extraordinary Expenses	272,000	275,160

Income Before Taxes	32,022,858	32,022,858
Income Tax	500,000	500,000
Net Income	31,522,858	31,522,858

Financial Ratios

1.	Shareholder's Equity	4.	Profitability
1.1 1.2	(Shareholder's' Equity + Operations) x 100 = 10.95 Total Assets Non-Yielding Assets x 100 = 264.48 (Shareholder's' Equity +Operations)	4.1 4.2	Net Income x 100 = 5.44 Average Asset Net Income x 100 = 51.68 Average Shareholder's' Equity
2.	Banking Solvency and Assets' Quality	5.	Liquidity
2.1 2.2	Allowance for Loan Portfolio Losses x 100 = 2.89 Gross Loan Portfolio Gross Immobilized Portfolio x 100 = 1.32 Gross Loan Portfolio	5.1 5.2	Current Assets x 100 = 35.77 Deposits from the Public (Current Assets + Investments in Negotiable Instruments) x 100 = 97.05 Deposits from the Public
3.	Management		
3.1 3.2	(Personnel Expenses + Operating Expenses) x 100 = 7.42 Average Yielding Asset (Personnel Expenses + Operating Expenses) x 100 = 50.41 Financial Income		

Venezolano de Crédito, S.A.Banco Universal

Issued and Paid-in Capital:Bs.42,000,000 - Reserves: Bs.125,282,371

Unofficial Convenience Translation

Balance at Junio 30, 2004 (in thousands of Bolivars)

Assets	6 Months Ended 06/30/2004		6 Months Ended 12/31/2003	
	Venezuela Operations	Consolidated with Foreign Branches and Offices	Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	200,974,588	201,649,012	218,653,259	219,184,460
Cash	22,198,208	22,209,490	20,864,355	20,877,921
Central Bank of Venezuela	141,244,558	141,244,558	171,204,043	171,204,043
Banks and other National Financial Institutions	0	0	53,291	53,291
Banks and Foreign Branches	10,466,511	11,074,901	14,730,982	15,210,383
Main Office and Branches	0	0	0	0
Short Term Negotiable Instruments	27,065,311	27,120,063	11,800,588	11,838,822
(Allowances for Current Assets Losses)	0	0	0	0
Investments in Financial Instruments	433,373,885	565,045,159	570,669,788	681,752,169
Placements in the central bank of venezuela	169,237,051	170,397,905	377,940,000	394,274,552
Investments in Negotiable Financial Instruments	0	0	0	0
Investments in Financial Instruments Available for Sale	2,634,684	41,271,507	8,077,771	40,368,514
Investments in Financial Instruments to be Collected at Maturity	159,666,000	249,764,155	147,224,000	207,820,567
Restricted Liquidity Investments	101,836,150	103,611,592	37,428,017	39,288,536
Investments in Other Financial Instruments	0	0	0	0
(Allowance for Investments in Financial Instruments Losses)	0	0	0	0
Loan Portfolio	466,450,907	466,450,907	325,685,266	330,126,782
Current Loans	468,676,313	468,676,313	330,368,550	335,015,440
Restructured Loans	3,227,239	3,227,239	2,928,335	2,928,335
Overdue Loans	2,659,873	2,659,873	4,319,591	4,319,591
Credits in Litigation	3,070,207	3,070,207	3,316,128	3,316,128
(Allowance for Loan Portfolio Losses)	(11,182,725)	(11,182,725)	(15,247,338)	(15,452,712)
Interest and Commissions Receivable	11,524,964	11,783,787	11,389,165	11,487,418
Revenues Receivable for Current Assets	4,298	4,298	4,301	4,301
Revenues Receivable for Investments in Financial Instruments	6,280,242	6,539,065	6,511,480	6,609,733
Revenues Receivable for Loan Portfolio	4,380,252	4,380,252	3,851,481	3,851,481
Commissions Receivable	1,033,472	1,033,472	1,245,203	1,245,203
Revenues Receivable for Other Accounts Receivable	0	0	0	0
(Allowance for Revenues Receivable for Loan Portfolio and Others)	(173,300)	(173,300)	(223,300)	(223,300)
Investments in Subsidiaries, Affiliates, Foreign Branches and Offices	16,815,671	5,515,738	14,580,876	5,414,133
Holdings in Other Institutions	5,544,039	5,544,039	5,442,434	5,442,434
Investments in Foreign Branches and Offices	11,299,933	0	9,166,743	0
(Allowance for Investments in Subsidiaries, Affiliates and Foreign Branches and Offices Losses)	(28,301)	(28,301)	(28,301)	(28,301)
Liquid Assets	10,387,382	10,387,382	11,767,869	11,767,869
Durable Goods	25,102,449	25,102,449	25,233,651	25,233,651
Other Assets	12,202,023	12,477,793	11,149,380	11,401,544
Total Assets	**1,176,831,869**	**1,298,412,227**	**1,189,129,254**	**1,296,368,026**

Liabilities	6 Months Ended 06/30/2004		6 Months Ended 12/31/2003	
	Venezuela Operations	Consolidated with Foreign Branches and Offices	Venezuela Operations	Consolidated with Foreign Branches and Offices
Deposits from the Public	929,365,686	1,048,523,479	827,664,637	929,186,885
Checking Account Deposits	490,607,129	574,626,992	526,971,194	593,254,603
Non-Interest Bearing Checking Accounts	285,974,685	285,974,685	247,673,987	247,673,987
Interest Bearing Checking Accounts	204,632,444	288,652,307	279,297,207	345,580,616
Other At-Sight Obligations	28,236,065	28,265,409	19,266,001	20,887,784
Obligations for *mesa de dinero* Operations	0	0	0	0
Savings Deposits	151,938,624	151,938,624	149,291,397	149,291,397
Time Deposits	237,855,648	239,008,040	116,090,677	117,020,198
Securities Issued by the Institution	0	0	0	0
Restricted Deposits	20,728,220	54,684,414	16,045,368	48,732,903
Obligations with Venezuela Central Bank	0	0	0	0
Deposits and Obligations with the National Savings and Loan Bank	0	0	0	0
Other Financings	27,536,802	29,795,549	145,860,162	151,264,493
Obligations with National Financial Institutions for up to one year	19,184,496	19,184,496	13,671,598	13,671,598
Obligations with National Financial Institutions for more than one year	0	0	0	0
Obligations with Foreign Financial Institutions for up to one year	7,823,207	10,081,954	131,619,788	137,024,119
Obligations with Foreign Financial Institutions for more than one year	0	0	0	0
Obligations for Other Financings for up to one year	0	0	0	0
Obligations for Other Financings for more than one year	529,099	529,099	568,776	568,776
Other Obligations due to Intermediation	249,038	249,038	483,548	483,548
Interest and Commissions Payable	883,357	883,422	386,482	386,610
Expenses Payable for Deposits from the Public	795,372	795,437	312,676	312,804
Expenses Payable for Obligations with Central Bank	0	0	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0	0	0
Expenses Payable for Other Financings	87,985	87,985	73,806	73,806
Expenses Payable for Other Obligations due to Intermediation	0	0	0	0
Expenses Payable for Obligations Convertible to Capital	0	0	0	0
Expenses Payable for Subordinated Obligations	0	0	0	0
Other Liabilities	51,514,615	51,678,368	53,270,725	53,582,790
Subordinated Obligations	0	0	0	0
Obligations Convertible to Capital	0	0	0	0
Total Liabilities	**1,009,549,498**	**1,131,129,856**	**1,027,665,554**	**1,134,904,326**
Operations	0	0	0	0

Stockholder's Equity	6 Months Ended 06/30/2004		6 Months Ended 12/31/2003	
	Venezuela Operations	Consolidated with Foreign Branches and Offices	Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	42,000,000	42,000,000	42,000,000	42,000,000
Paid-in Capital	42,000,000	42,000,000	42,000,000	42,000,000
Capital Contributions not Capitalized	27,385,896	27,385,896	27,385,896	27,385,896
Capital Reserves	44,952,889	44,952,889	42,853,586	42,853,586
Adjustments to Stockholder's Equity	0	0	0	0
Retained Earnings	52,788,105	52,788,105	48,411,338	48,411,338
Unrealized Gain or Loss	155,481	155,481	812,880	812,880
Treasury Shares	0	0	0	0
Total Net Worth	**167,282,371**	**167,282,371**	**161,463,700**	**161,463,700**
Total Liabilities and Stockholder's Equity	**1,176,831,869**	**1,298,412,227**	**1,189,129,254**	**1,296,368,026**
Contingent Debtor Accounts	274,804,764	274,946,749	202,442,630	202,442,630
Trust Assets	2,394,603,216	2,394,603,216	2,037,564,953	2,037,564,953
Other orders of confidence	96,807,201	96,807,201	96,807,201	96,807,201
Debtor Accounts for other Trust Charges	0	0	0	0
Other Debtor Accounts for Residential Real Estate Mutual Fund	0	0	0	0
Other Debtor Accounts	1,308,629,282	1,308,829,258	1,554,049,728	1,554,848,988
Other Debtor Registration Accounts	0	0	0	0
Transferred Investments	0	0	0	0
Loans to Agricultural Sector	21,158,000	21,158,000	3,911,449	3,911,449
Accumulated Loans to Agricultural Sector	62,111,874	62,111,874	41,638,933	41,638,933
Deposits of Official Entities	1,688,265	1,688,265	6,665,858	6,665,858
Micro Credits	10,862,302	10,862,302	9,589,335	9,589,335
Current Loans Adapted to Resolution number 056.03	10,519,537	10,519,537	13,198,166	13,198,166
Vehicle Loans Under Balloon Payment Mode	0	0	0	0
Indexed Mortgage Loans Under The Housing Savings System	0	0	0	0
Mortgage Loans Outside The Housing Savings System	0	0	0	0

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Federal, State Local and Federal District Administrations	Descentralized Entities and Other Entities Under Administration	Total
Investment	962,133	3,935,380	0	0	0	4,897,513
Guaranty	0	2,041,681,586	0	0	0	2,041,681,586
Administration	2,406,719	344,349,818	163,567	58,493	1,045,520	348,024,117
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**3,368,852**	**2,389,966,784**	**163,567**	**58,493**	**1,045,520**	**2,394,603,216**

Statement of Published Earnings for the Period from January 01, 2004 – June 30, 2004 (in thousands of Bolivars)

Unofficial Translation

	6 Months Ended 06/30/2004		6 Months Ended 12/31/2003	
	Venezuela Operations	Consolidated with Foreign Branches and Offices	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	74,258,805	75,380,769	70,258,505	71,348,164
Current Assets Income	25,312	26,470	67,789	89,823
Investments in Financial Instrument Income	35,974,214	36,943,192	35,052,274	35,858,641
Loan Portfolio Income	37,286,644	37,438,472	34,249,658	34,510,916
Other Accounts Receivable Income	824,126	824,126	767,944	767,944
Investments in Subsidiaries, Affiliates Foreign Branches and Offices Income	0	0	0	0
Main Offices and Branches Income	0	0	0	0
Other Financial Income	148,509	148,509	120,840	120,840
Financial Expenses	8,785,344	8,961,473	5,844,135	5,996,282
Deposit Expense	8,379,763	8,555,892	5,290,729	5,442,876
Obligations with Central Bank of Venezuela Expense	0	0	0	0
Obligations with National Savings and Loan Bank Expense	0	0	0	0
Other Financings Expense	183,898	183,898	335,929	335,929
Obligations due to Intermediation Expense	220,448	220,448	216,920	216,920
Subordinated Obligations Expense	0	0	0	0
Obligations Convertible to Capital Expense	0	0	0	0
Headquarters, Branches and Other Offices Expense	0	0	0	0
Other Financial Expense	1,235	1,235	557	557
Gross Financial Margin	65,473,461	66,419,296	64,414,370	65,351,882
Recovery of Financial Assets Income	2,347,422	2,593,870	231,775	231,775
Non-Collectibility and Devaluation of Financial Assets Expenses	0	0	362,642	375,909
Non-Collectibility of Debts and other Accounts Receivable Expenses	0	0	362,642	375,909
Outstanding Accounts for Conciliation Expenses	0	0	0	0
Net Financial Margin	67,820,883	69,013,166	64,283,503	65,207,748
Other Operating Income	26,513,173	25,971,037	19,987,683	19,815,041
Other Operating Expenses	3,178,652	3,331,315	2,058,666	2,176,886
Intermediation Margin	91,155,404	91,652,888	82,212,520	82,845,903
Transformation Express	41,885,718	42,267,083	39,788,919	40,350,535
Personnel Expenses	21,274,187	21,396,037	21,152,398	21,254,719
Operating Expenses	18,060,455	18,319,970	16,656,988	17,116,283
FOGADE Contributions	1,979,370	1,979,370	1,488,768	1,488,768

Superintendence of Banks Contributions	571,706	571,706	490,765	490,765
Gross Operating Margin	49,269,686	49,385,805	42,423,601	42,495,368
Realizable Goods Income	1,086,867	1,086,867	2,039,675	2,039,675
Special Programs Income	0	0	0	0
Other Operative Income	2,558,477	2,665,804	1,097,185	1,097,185
Realizable Goods Expense	1,508,025	1,508,025	2,294,085	2,294,085
Depreciation, Amortization and devaluation of diverse assets Expenses	57,426	57,426	57,426	57,426
Other Operative Expenses	5,184,976	5,408,136	1,323,161	1,380,841
Net Operating Margin	46,164,603	46,164,889	41,885,789	41,899,876
Extraordinary Income	87,495	87,495	212,881	212,881
Extraordinary Expenses	416,054	416,340	212,263	226,350
Income before Taxes	45,836,044	45,836,044	41,886,407	41,886,407
Income Tax	3,850,000	3,850,000	430,000	430,000
Net Income	**41,986,044**	**41,986,044**	**41,456,407**	**41,456,407**
Net Income Allocation				
Legal Reserve	2,099,302	2,099,302	2,072,820	2,072,820
Statutory Dividends				
Board of Directors	3,589,974	3,589,974	3,569,437	3,569,437
Employees	0	0	0	0
Other Capital Reserves	0	0	0	0
Income for the Period	**36,296,768**	**36,296,768**	**35,814,150**	**35,814,150**
LOSEP Contributions	383,961	383,961	378,870	378,870

Financial Ratios

1.	Stockholder's Equity	4.	Profitability
1.1	(Stockholders' Equity+Operations) / Total Assets x 100 = 14.21	4.1	Net Income / Average Asset x 100 = 6.70
1.2	Non-Yielding Assets / (Stockholders' Equity+Operations) x 100 = 142.48	4.2	Net Income / Average Stockholders' Equity x 100 = 57.81
2.	Banking Solvency and Assets' Quality	5.	Liquidity
2.1	Allowance for Loan Portfolio Losses / Gross Loan Portfolio x 100 = 2.34	5.1	Current Assets / Deposits from the Public x 100 = 21.62
2.2	Gross Immobilized Portfolio / Gross Loan Portfolio x 100 = 1.20	5.2	(Current Assets+Investments in Negotiable Instruments) / Deposits from the Public x 100 = 40.12
3.	Management		
3.1	(Personnel Expenses+Operating Expenses) / Average Yielding Asset x 100 = 8.29		
3.2	(Personnel Expenses+Operating Expenses) / Financial Income x 100 = 52.97		

Venezolano de Crédito, S.A.Banco Universal

Issued and Paid-in Capital:Bs.42,000,000 - Reserves: Bs.124,352,501

Unofficial Convenience Translation

Balance at July 31, 2004 (in thousands of Bolivars)

Assets	Month Ended 07/31/2004 Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	198,381,921	199,000,626
Cash	17,452,384	17,464,969
Central Bank of Venezuela	141,452,236	141,452,236
Banks and other National Financial Institutions	0	0
Banks and Foreign Branches	5,708,701	6,278,859
Main Office and Branches	0	0
Short Term Negotiable Instruments	33,768,600	33,804,562
(Allowances for Current Assets)	0	0
Investments in Financial Instruments	466,086,414	597,645,348
Placements in The Central Bank of Venezuela and Interbanking Operations	328,722,735	344,925,773
Investments in Negotiable Financial Instruments	0	0
Investments in Financial Instruments Available for Sale	2,694,529	41,471,961
Investments in Financial Instruments to be Collected at Maturity	50,671,000	125,472,857
Restricted Liquidity Investments	83,998,150	85,774,757
Investments in Other Financial Instruments	0	0
(Allowance for Investments in Financial Instruments)	0	0
Loan Portfolio	520,764,266	520,764,266
Current Loans	523,684,132	523,684,132
Restructured Loans	3,264,376	3,264,376
Overdue Loans	2,320,258	2,320,258
Loans in Litigation	3,045,663	3,045,663
(Allowance for Loan Portfolio)	(11,550,163)	(11,550,163)
Interest and Commissions Receivable	8,812,165	9,113,166
Revenues Receivable for Current Assets	13,175	13,175
Revenues Receivable for Investments in Financial Instruments	3,800,681	4,101,682
Revenues Receivable for Loan Portfolio	4,962,842	4,962,842
Commissions Receivable	208,767	208,767
Revenues and Commissions Receivable for Other Accounts Receivable	0	0
(Allowance for Revenues Receivable for Loan Portfolio and Others)	(173,300)	(173,300)
Investments in Subsidiaries, Affiliates and Branches	17,007,392	5,542,829
Investments in Subsidiaries and Affiliates	5,571,130	5,571,130
Investment in Branches	11,464,563	0
(Allowance for Investments in Subsidiaries, Affiliates and Branches)	(28,301)	(28,301)
Liquid Assets	10,150,112	10,150,112
Durable Goods	24,909,977	24,909,977
Other Assets	14,631,322	14,930,805
Total Assets	**1,260,743,569**	**1,382,057,129**

Liabilities	Month Ended 07/31/2004 Venezuela Operations	Consolidated with Foreign Branches and Offices
Deposits from the Public	994,753,062	1,112,194,090
Checking Account Deposits	476,231,002	558,021,102
Non-Interest Bearing Checking Accounts	276,216,673	276,216,673
Interest Bearing Checking Accounts	200,014,329	281,804,429
Other At-Sight Obligations	30,961,235	30,973,211
Money Desk Operations Obligations	0	0
Savings Deposits	155,054,395	155,054,395
Time Deposits	312,033,280	313,185,699
Securities Issued by the Institution	0	0
Restricted Deposits from the Public	20,473,150	54,959,683
Obligations with Central Bank of Venezuela	0	0
Deposits and Obligations with the National Savings and Loan Bank	0	0
Other Financing	30,100,198	33,781,146
Obligations with National Financial Institutions for up to one year	21,725,014	21,725,014
Obligations with National Financial Institutions for more than one year	0	0
Obligations with Foreign Financial Institutions for up to one year	7,846,085	11,527,033
Obligations with Foreign Financial Institutions for more than one year	0	0
Obligations for Other Financings for up to one year	0	0
Obligations for Other Financings for more than one year	529,099	529,099
Other Obligations due to Intermediation	246,629	246,629
Interest and Commissions Payable	1,844,244	1,844,823
Expenses Payable for Deposits from the Public	1,776,685	1,777,264
Expenses Payable for Obligations with Central Bank of Venezuela	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0
Expenses Payable for Other Financings	67,559	67,559
Expenses Payable for Other Obligations due to Intermediation	0	0
Expenses Payable for Obligations Convertible to Capital	0	0
Expenses Payable for Subordinated Obligations	0	0
Other Liabilities	62,020,139	62,211,144
Subordinated Obligations	0	0
Obligations Convertible to Capital	0	0
Total Liabilities	**1,088,964,272**	**1,210,277,832**
Operations	5,426,796	5,426,796

Shareholder's Equity	Month Ended 07/31/2004 Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	42,000,000	42,000,000
Paid-in Capital	42,000,000	42,000,000
Capital Contributions not Capitalized	27,385,896	27,385,896
Capital Reserves	44,952,889	44,952,889
Adjustments to Shareholder's Equity	0	0
Retained Earnings	51,727,037	51,727,037
Unrealized Gain or Loss on Investments in Financial Instruments Available for Sale	286,679	286,679
(Treasury Shares)	0	0
Total Shareholder's Equity	**166,352,501**	**166,352,501**
Total Liabilities and Shareholder's Equity	**1,260,743,569**	**1,382,057,129**
Contingent Debtor Accounts	273,989,059	274,131,045
Trust Assets	2,399,609,641	2,399,609,641
Trust Charges	96,807,201	96,807,201
Debtor Accounts for other Trust Charges (Residential Mutual Fund)	0	0
Other Debtor Accounts for Residential Mutual Fund	0	0
Other Memoranda Item's Debtor Accounts	1,696,904,082	1,697,274,061
Other Registration Debtor Accounts	0	0
Transferred Investments	0	0
Month's Loans to Agricultural Sector	12,832,900	12,832,900
Accumulated Loans to Agricultural Sector	71,727,136	71,727,136
Deposits of Official Entities	1,317,809	1,317,809
Micro Credits	11,179,963	11,179,963
Current Loans Adapted to Resolution number 056.03	10,111,993	10,111,993
Vehicle Loans Under Balloon Payment Mode	0	0
Indexed Mortgage Loans Under The Housing Savings System	0	0
Mortgage Loans Outside The Housing Savings System	0	0

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Public, State Municipal and District Capital's Administrations	Decentralized Entities and Other Entities Under Special Administration	Total
Investment	964,028	4,009,135	0	0	0	4,973,163
Guaranty	0	2,040,227,177	0	0	0	2,040,227,177
Administration	2,233,149	350,951,439	165,352	59,109	1,000,252	354,409,301
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**3,197,177**	**2,395,187,751**	**165,352**	**59,109**	**1,000,252**	**2,399,609,641**

Statement of Published Earnings for the Period from July 01, 2004 – July 31, 2004 (in thousands of Bolivars)

Unofficial Translation

	1 Month Ended 07/31/2004	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	12,196,329	12,384,775
Current Assets Income	119	265
Investments in Financial Instrument Income	4,447,269	4,635,569
Loan Portfolio Income	7,525,535	7,525,535
Other Accounts Receivable Income	206,256	206,256
Investments in Subsidiaries, Affiliates and Branches Income	0	0
Main Office and Branches Income	0	0
Other Financial Income	17,150	17,150
Financial Expenses	1,741,967	1,772,825
Deposit from Public Expenses	1,664,965	1,695,823
Obligations with Central Bank of Venezuela Expenses	0	0
Deposit and Obligations with National Savings and Loan Bank Expenses	0	0
Other Financings Expenses	32,664	32,664
Obligations due to Intermediation Expenses	44,338	44,338
Subordinated Obligations Expenses	0	0
Obligations Convertible to Capital Expenses	0	0
Main Office and Branches Expenses	0	0
Other Financial Expenses	0	0
Gross Financial Margin	10,454,362	10,611,950
Recovery of Financial Assets Income	17,697	17,697
Non-Collectibles and Devaluation of Financial Assets Expenses	450,000	450,000
Non-Collectibles of Debts and other Accounts Receivable Expenses	450,000	450,000
Constitution of Allowances and Adjustments of Current Assets	0	0
Net Financial Margin	10,022,059	10,179,647
Other Operative Income	5,273,056	5,230,752
Other Operative Expenses	474,116	494,844
Intermediation Margin	14,820,999	14,915,555
Transformation Expenses	6,718,684	6,782,124
Personnel Expenses	3,219,459	3,242,653
General and Administrative Expenses	3,038,438	3,078,684
FOGADE Contributions	365,503	365,503
Superintendence of Banks Contributions	95,284	95,284
Gross Operative Margin	8,102,315	8,133,431
Realizable Goods Income	61,011	61,011
Special Programs Income	0	0
Various Operative Income	226,163	226,593
Realizable Goods Expense	229,470	229,470
Depreciation, Amortization and Devaluation of Diverse Assets Expenses	9,571	9,571
Various Operative Expenses	2,201,052	2,232,598
Net Business Margin	5,949,396	5,949,396
Extraordinary Income	38,400	38,400
Extraordinary Expenses	61,000	61,000

Income Before Taxes	5,926,796	5,926,796
Income Tax	500,000	500,000
Net Income	5,426,796	5,426,796

Financial Ratios

1.	Shareholder's Equity	4.	Profitability
1.1	(Shareholder's' Equity + Operations) / Total Assets x 100 = 12.43	4.1	Net Income / Average Asset x 100 = 4.86
1.2	Non-Yielding Assets / (Shareholder's' Equity +Operations) x 100 = 153.37	4.2	Net Income / Average Shareholder's' Equity x 100 = 39.04
2.	Banking Solvency and Assets' Quality	5.	Liquidity
2.1	Allowance for Loan Portfolio Losses / Gross Loan Portfolio x 100 = 2.17	5.1	Current Assets / Deposits from the Public x 100 = 17.89
2.2	Gross Immobilized Portfolio / Gross Loan Portfolio x 100 = 1.01	5.2	(Current Assets + Investments in Negotiable Instruments) / Deposits from the Public x 100 = 71.63
3.	Management		
3.1	(Personnel Expenses + Operating Expenses) / Average Yielding Asset x 100 = 7.06		
3.2	(Personnel Expenses + Operating Expenses) / Financial Income x 100 = 51.04		

Exemption Number 82-4422

Venezolano de Crédito, S.A.Banco Universal

Issued and Paid-in Capital:Bs.42,000,000 - Reserves: Bs.118,432,364

Unofficial Convenience Translation

Balance at August 31, 2004 (in thousands of Bolivars)

Assets	Month Ended 08/31/2004 Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	220,204,475	220,849,853
Cash	24,968,752	24,994,861
Central Bank of Venezuela	156,124,532	156,124,532
Banks and other National Financial Institutions	80,909	80,909
Banks and Foreign Branches	17,697,508	18,266,196
Main Office and Branches	0	0
Short Term Negotiable Instruments	21,332,774	21,383,355
(Allowances for Current Assets)	0	0
Investments in Financial Instruments	438,103,510	578,089,269
Placements in The Central Bank of Venezuela and Interbanking Operations	215,381,875	218,745,840
Investments in Negotiable Financial Instruments	0	0
Investments in Financial Instruments Available for Sale	2,752,485	32,098,873
Investments in Financial Instruments to be Collected at Maturity	50,671,000	156,168,556
Restricted Liquidity Investments	169,298,150	171,076,000
Investments in Other Financial Instruments	0	0
(Allowance for Investments in Financial Instruments)	0	0
Loan Portfolio	556,592,099	556,592,099
Current Loans	560,169,614	560,169,614
Restructured Loans	3,220,908	3,220,908
Overdue Loans	2,162,173	2,162,173
Loans in Litigation	2,966,217	2,966,217
(Allowance for Loan Portfolio)	(11,926,813)	(11,926,813)
Interest and Commissions Receivable	10,741,052	11,063,064
Revenues Receivable for Current Assets	12,389	12,389
Revenues Receivable for Investments in Financial Instruments	4,817,938	5,139,950
Revenues Receivable for Loan Portfolio	5,688,524	5,688,524
Commissions Receivable	395,501	395,501
Revenues and Commissions Receivable for Other Accounts Receivable	0	0
(Allowance for Revenues Receivable for Loan Portfolio and Others)	(173,300)	(173,300)
Investments in Subsidiaries, Affiliates and Branches	17,212,067	5,559,476
Investments in Subsidiaries and Affiliates	5,587,777	5,587,777
Investment in Branches	11,652,591	0
(Allowance for Investments in Subsidiaries, Affiliates and Branches)	(28,301)	(28,301)
Liquid Assets	8,183,850	8,183,850
Durable Goods	27,225,182	27,225,182
Other Assets	16,050,930	16,349,856
Total Assets	**1,294,313,165**	**1,423,912,649**

Liabilities	Month Ended 08/31/2004 Venezuela Operations	Consolidated with Foreign Branches and Offices
Deposits from the Public	1,045,180,861	1,171,287,304
Checking Account Deposits	507,987,770	597,357,021
Non-Interest Bearing Checking Accounts	281,701,452	281,701,452
Interest Bearing Checking Accounts	226,286,318	315,655,569
Other At-Sight Obligations	25,214,522	25,365,793
Money Desk Operations Obligations	0	0
Savings Deposits	162,757,863	162,757,863
Time Deposits	328,509,687	329,662,147
Securities Issued by the Institution	0	0
Restricted Deposits from the Public	20,711,019	56,144,480
Obligations with Central Bank of Venezuela	0	0
Deposits and Obligations with the National Savings and Loan Bank	0	0
Other Financing	26,420,227	29,697,249
Obligations with National Financial Institutions for up to one year	17,161,587	17,161,587
Obligations with National Financial Institutions for more than one year	0	0
Obligations with Foreign Financial Institutions for up to one year	8,729,541	12,006,563
Obligations with Foreign Financial Institutions for more than one year	0	0
Obligations for Other Financings for up to one year	0	0
Obligations for Other Financings for more than one year	529,099	529,099
Other Obligations due to Intermediation	237,226	237,226
Interest and Commissions Payable	1,239,404	1,239,949
Expenses Payable for Deposits from the Public	1,152,586	1,153,131
Expenses Payable for Obligations with Central Bank of Venezuela	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0
Expenses Payable for Other Financings	86,818	86,818
Expenses Payable for Other Obligations due to Intermediation	0	0
Expenses Payable for Obligations Convertible to Capital	0	0
Expenses Payable for Subordinated Obligations	0	0
Other Liabilities	50,066,005	50,281,479
Subordinated Obligations	0	0
Obligations Convertible to Capital	0	0
Total Liabilities	**1,123,143,723**	**1,252,743,207**
Operations	10,737,078	10,737,078

Shareholder's Equity	Month Ended 08/31/2004 Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	42,000,000	42,000,000
Paid-in Capital	42,000,000	42,000,000
Capital Contributions not Capitalized	27,385,896	27,385,896
Capital Reserves	44,952,889	44,952,889
Adjustments to Shareholder's Equity	0	0
Retained Earnings	45,414,437	45,414,437
Unrealized Gain or Loss on Investments in Financial Instruments Available for Sale	679,142	679,142
(Treasury Shares)	0	0
Total Shareholder's Equity	**160,432,364**	**160,432,364**
Total Liabilities and Shareholder's Equity	**1,294,313,165**	**1,423,912,649**
Contingent Debtor Accounts	368,450,294	368,450,294
Trust Assets	2,410,988,871	2,410,988,871
Trust Charges	96,807,201	96,807,201
Debtor Accounts for other Trust Charges (Residential Mutual Fund)	0	0
Other Debtor Accounts for Residential Mutual Fund	0	0
Other Memoranda Item's Debtor Accounts	1,704,438,343	1,704,799,958
Other Registration Debtor Accounts	0	0
Transferred Investments	0	0
Month's Loans to Agricultural Sector	5,379,136	5,379,136
Accumulated Loans to Agricultural Sector	63,314,526	63,314,526
Deposits of Official Entities	1,314,683	1,314,683
Micro Credits	11,641,412	11,641,412
Current Loans Adapted to Resolution number 056.03	9,846,193	9,846,193
Vehicle Loans Under Balloon Payment Mode	0	0
Indexed Mortgage Loans Under The Housing Savings System	0	0
Mortgage Loans Outside The Housing Savings System	0	0

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Public, State Municipal and District Capital's Administrations	Decentralized Entities and Other Entities Under Special Administration	Total
Investment	966,755	4,240,157	0	0	0	5,206,912
Guaranty	0	2,040,872,272	0	0	0	2,040,872,272
Administration	2,248,024	361,429,027	166,854	59,631	1,006,151	364,909,687
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**3,214,779**	**2,406,541,456**	**166,854**	**59,631**	**1,006,151**	**2,410,988,871**

Statement of Published Earnings for the Period from July 01, 2004 – August 31, 2004 (in thousands of Bolivars)

Unofficial Translation

	2 Months Ended 08/31/2004	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	25,335,216	25,738,187
Current Assets Income	119	480
Investments in Financial Instrument Income	9,218,992	9,621,602
Loan Portfolio Income	15,644,066	15,644,066
Other Accounts Receivable Income	428,593	428,593
Investments in Subsidiaries, Affiliates and Branches Income	0	0
Main Office and Branches Income	0	0
Other Financial Income	43,446	43,446
Financial Expenses	3,814,188	3,875,760
Deposit from Public Expenses	3,686,039	3,747,611
Obligations with Central Bank of Venezuela Expenses	0	0
Deposit and Obligations with National Savings and Loan Bank Expenses	0	0
Other Financings Expenses	70,356	70,356
Obligations due to Intermediation Expenses	57,793	57,793
Subordinated Obligations Expenses	0	0
Obligations Convertible to Capital Expenses	0	0
Main Office and Branches Expenses	0	0
Other Financial Expenses	0	0
Gross Financial Margin	21,521,028	21,862,427
Recovery of Financial Assets Income	22,375	22,375
Non-Collectibles and Devaluation of Financial Assets Expenses	885,300	885,300
Non-Collectibles of Debts and other Accounts Receivable Expenses	885,300	885,300
Constitution of Allowances and Adjustments of Current Assets	0	0
Net Financial Margin	20,658,103	20,999,502
Other Operative Income	10,173,214	10,276,264
Other Operative Expenses	845,987	1,100,413
Intermediation Margin	29,985,330	30,175,353
Transformation Expenses	14,366,470	14,492,314
Personnel Expenses	6,624,576	6,666,263
General and Administrative Expenses	6,760,470	6,844,627
FOGADE Contributions	731,005	731,005
Superintendence of Banks Contributions	250,419	250,419
Gross Operative Margin	15,618,860	15,683,039
Realizable Goods Income	184,847	184,847
Special Programs Income	0	0
Various Operative Income	577,794	578,225
Realizable Goods Expense	463,958	463,958
Depreciation, Amortization and Devaluation of Diverse Assets Expenses	19,142	19,142
Various Operative Expenses	4,130,243	4,194,853
Net Business Margin	11,768,158	11,768,158
Extraordinary Income	92,920	92,920
Extraordinary Expenses	124,000	124,000

Income Before Taxes	11,737,078	11,737,078
Income Tax	1,000,000	1,000,000
Net Income	10,737,078	10,737,078

Financial Ratios

1.	Shareholder's Equity	4.	Profitability
1.1	(Shareholder's' Equity + Operations) x 100 = 12.02 Total Assets	4.1	Net Income x 100 = 4.73 Average Asset
1.2	Non-Yielding Assets x 100 = 168.71 (Shareholder's' Equity +Operations)	4.2	Net Income x 100 = 39.32 Average Shareholder's' Equity
2.	Banking Solvency and Assets' Quality	5.	Liquidity
2.1	Allowance for Loan Portfolio Losses x 100 = 2.10 Gross Loan Portfolio	5.1	Current Assets x 100 = 18.86 Deposits from the Public
2.2	Gross Immobilized Portfolio x 100 = 0.90 Gross Loan Portfolio	5.2	(Current Assets + Investments in Negotiable Instruments) x 100 = 68.21 Deposits from the Public
3.	Management		
3.1	(Personnel Expenses + Operating Expenses) x 100 = 7.48 Average Yielding Asset		
3.2	(Personnel Expenses + Operating Expenses) x 100 = 52.49 Financial Income		

Venezolano de Crédito, S.A.Banco Universal

Issued and Paid-in Capital:Bs.42,000,000 - Reserves: Bs.117,796,427

Unofficial Convenience Translation

Balance at September 30, 2004 (in thousands of Bolivars)

Assets	Month Ended 09/30/2004 Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	220,941,370	221,546,800
Cash	22,839,019	22,864,132
Central Bank of Venezuela	157,240,011	157,240,011
Banks and other National Financial Institutions	0	0
Banks and Foreign Branches	11,925,877	12,450,420
Main Office and Branches	0	0
Short Term Negotiable Instruments	28,936,463	28,992,237
(Allowances for Current Assets)	0	0
Investments in Financial Instruments	438,991,657	565,382,946
Placements in The Central Bank of Venezuela and Interbanking Operations	280,980,814	284,088,435
Investments in Negotiable Financial Instruments	3,217,270	3,217,270
Investments in Financial Instruments Available for Sale	3,007,423	32,369,802
Investments in Financial Instruments to be Collected at Maturity	14,931,000	107,074,439
Restricted Liquidity Investments	136,855,150	138,633,000
Investments in Other Financial Instruments	0	0
(Allowance for Investments in Financial Instruments)	0	0
Loan Portfolio	595,005,712	595,005,712
Current Loans	598,503,675	598,503,675
Restructured Loans	3,320,348	3,320,348
Overdue Loans	2,129,564	2,129,564
Loans in Litigation	2,909,239	2,909,239
(Allowance for Loan Portfolio)	(11,857,114)	(11,857,114)
Interest and Commissions Receivable	9,653,650	10,012,385
Revenues Receivable for Current Assets	18,255	18,255
Revenues Receivable for Investments in Financial Instruments	3,173,094	3,531,829
Revenues Receivable for Loan Portfolio	6,105,415	6,105,415
Commissions Receivable	599,886	599,886
Revenues and Commissions Receivable for Other Accounts Receivable	0	0
(Allowance for Revenues Receivable for Loan Portfolio and Others)	(243,000)	(243,000)
Investments in Subsidiaries, Affiliates and Branches	17,243,011	5,570,050
Investments in Subsidiaries and Affiliates	5,598,351	5,598,351
Investment in Branches	11,672,961	0
(Allowance for Investments in Subsidiaries, Affiliates and Branches)	(28,301)	(28,301)
Liquid Assets	8,015,035	8,015,035
Durable Goods	28,455,113	28,455,113
Other Assets	16,380,381	16,631,253
Total Assets	**1,334,685,929**	**1,450,619,294**

Liabilities	Month Ended 09/30/2004 Venezuela Operations	Month Ended 09/30/2004 Consolidated with Foreign Branches and Offices
Deposits from the Public	1,031,351,678	1,143,002,727
Checking Account Deposits	466,465,414	541,063,025
Non-Interest Bearing Checking Accounts	258,671,551	258,671,551
Interest Bearing Checking Accounts	207,793,863	282,391,474
Other At-Sight Obligations	36,444,238	36,469,687
Money Desk Operations Obligations	0	0
Savings Deposits	161,011,003	161,011,003
Time Deposits	345,014,828	346,109,858
Securities Issued by the Institution	0	0
Restricted Deposits from the Public	22,416,195	58,349,154
Obligations with Central Bank of Venezuela	0	0
Deposits and Obligations with the National Savings and Loan Bank	0	0
Other Financing	72,647,434	76,648,745
Obligations with National Financial Institutions for up to one year	22,226,429	22,226,429
Obligations with National Financial Institutions for more than one year	0	0
Obligations with Foreign Financial Institutions for up to one year	49,891,906	53,893,217
Obligations with Foreign Financial Institutions for more than one year	0	0
Obligations for Other Financings for up to one year	0	0
Obligations for Other Financings for more than one year	529,099	529,099
Other Obligations due to Intermediation	198,939	198,939
Interest and Commissions Payable	1,563,263	1,563,758
Expenses Payable for Deposits from the Public	1,457,403	1,457,898
Expenses Payable for Obligations with Central Bank of Venezuela	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0
Expenses Payable for Other Financings	105,860	105,860
Expenses Payable for Other Obligations due to Intermediation	0	0
Expenses Payable for Obligations Convertible to Capital	0	0
Expenses Payable for Subordinated Obligations	0	0
Other Liabilities	53,592,057	53,872,567
Subordinated Obligations	0	0
Obligations Convertible to Capital	0	0
Total Liabilities	**1,159,353,371**	**1,275,286,736**
Operations	15,536,131	15,536,131

Shareholder's Equity	Month Ended 09/30/2004 Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	42,000,000	42,000,000
Paid-in Capital	42,000,000	42,000,000
Capital Contributions not Capitalized	27,385,896	27,385,896
Capital Reserves	44,952,888	44,952,888
Adjustments to Shareholder's Equity	0	0
Retained Earnings	44,574,437	44,574,437
Unrealized Gain or Loss on Investments in Financial Instruments Available	883,206	883,206
(Treasury Shares)	0	0
Total Shareholder's Equity	**159,796,427**	**159,796,427**
Total Liabilities and Shareholder's Equity	**1,334,685,929**	**1,450,619,294**
Contingent Debtor Accounts	350,449,226	350,449,226
Trust Assets	2,419,035,966	2,419,035,966
Trust Charges	96,807,201	96,807,201
Debtor Accounts for other Trust Charges (Residential Mutual Fund)	0	0
Other Debtor Accounts for Residential Mutual Fund	0	0
Other Memoranda Item's Debtor Accounts	1,642,233,388	1,643,353,744
Other Registration Debtor Accounts	0	0
Transferred Investments	0	0
Month's Loans to Agricultural Sector	4,504,049	4,504,049
Accumulated Loans to Agricultural Sector	64,507,891	64,507,891
Deposits of Official Entities	2,192,384	2,192,384
Micro Credits	12,287,836	12,287,836
Current Loans Adapted to Resolution number 056.03	7,489,975	7,489,975
Vehicle Loans Under Balloon Payment Mode	0	0
Indexed Mortgage Loans Under The Housing Savings System	0	0
Mortgage Loans Outside The Housing Savings System	0	0

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Public, State Municipal and District Capital's Administrations	Decentralized Entities and Other Entities Under Special Administration	Total
Investment	971,927	4,292,993	0	0	0	5,264,920
Guaranty	0	2,041,355,947	0	0	0	2,041,355,947
Administration	2,220,029	369,069,955	159,530	60,235	905,350	372,415,099
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**3,191,956**	**2,414,718,895**	**159,530**	**60,235**	**905,350**	**2,419,035,966**

Statement of Published Earnings for the Period from July 01, 2004 – September 30, 2004 (in thousands of Bolivars)

Unofficial Translation

	3 Months Ended 09/30/2004	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	38,062,247	38,690,524
Current Assets Income	122	1,064
Investments in Financial Instrument Income	13,705,600	14,332,935
Loan Portfolio Income	23,656,749	23,656,749
Other Accounts Receivable Income	654,278	654,278
Investments in Subsidiaries, Affiliates and Branches Income	0	0
Main Office and Branches Income	0	0
Other Financial Income	45,498	45,498
Financial Expenses	5,889,806	5,980,956
Deposit from Public Expenses	5,717,041	5,808,191
Obligations with Central Bank of Venezuela Expenses	0	0
Deposit and Obligations with National Savings and Loan Bank Expenses	0	0
Other Financings Expenses	109,417	109,417
Obligations due to Intermediation Expenses	63,348	63,348
Subordinated Obligations Expenses	0	0
Obligations Convertible to Capital Expenses	0	0
Main Office and Branches Expenses	0	0
Other Financial Expenses	0	0
Gross Financial Margin	32,172,441	32,709,568
Recovery of Financial Assets Income	23,122	23,122
Non-Collectibles and Devaluation of Financial Assets Expenses	995,940	995,940
Non-Collectibles of Debts and other Accounts Receivable Expenses	995,940	995,940
Constitution of Allowances and Adjustments of Current Assets	0	0
Net Financial Margin	31,199,623	31,736,750
Other Operative Income	13,690,889	13,820,534
Other Operative Expenses	1,987,204	2,317,430
Intermediation Margin	42,903,308	43,239,854
Transformation Expenses	22,131,315	22,324,204
Personnel Expenses	10,356,215	10,416,394
General and Administrative Expenses	10,302,964	10,435,674
FOGADE Contributions	1,096,507	1,096,507
Superintendence of Banks Contributions	375,629	375,629
Gross Operative Margin	20,771,993	20,915,650
Realizable Goods Income	250,268	250,268
Special Programs Income	0	0
Various Operative Income	956,939	957,371
Realizable Goods Expense	672,027	672,027
Depreciation, Amortization and Devaluation of Diverse Assets Expenses	28,713	28,713
Various Operative Expenses	4,278,264	4,422,353
Net Business Margin	17,000,196	17,000,196
Extraordinary Income	119,935	119,935
Extraordinary Expenses	184,000	184,000
Income Before Taxes	16,936,131	16,936,131
Income Tax	1,400,000	1,400,000
Net Income	**15,536,131**	**15,536,131**

Financial Ratios

1.	**Shareholder's Equity**	4.	**Profitability**
1.1	$\frac{\text{(Shareholder's' Equity + Operations)}}{\text{Total Assets}}$ x 100 = 11,97	4.1	$\frac{\text{Net Income}}{\text{Average Asset}}$ x 100 = 5,77
1.2	$\frac{\text{Non-Yielding Assets}}{\text{(Shareholder's' Equity +Operations)}}$ x 100 = 161,27	4.2	$\frac{\text{Net Income}}{\text{Average Shareholder's' Equity}}$ x 100 = 48,60
2.	**Banking Solvency and Assets' Quality**	5.	**Liquidity**
2.1	$\frac{\text{Allowance for Loan Portfolio Losses}}{\text{Gross Loan Portfolio}}$ x 100 = 1,95	5.1	$\frac{\text{Current Assets}}{\text{Deposits from the Public}}$ x 100 = 21,42
2.2	$\frac{\text{Gross Immobilized Portfolio}}{\text{Gross Loan Portfolio}}$ x 100 = 0,83	5.2	$\frac{\text{(Current Assets + Investments in Negotiable Instruments)}}{\text{Deposits from the Public}}$ x 100 = 49,27
3.	**Management**		
3.1	$\frac{\text{(Personnel Expenses + Operating Expenses)}}{\text{Average Yielding Asset}}$ x 100 = 8,23		
3.2	$\frac{\text{(Personnel Expenses + Operating Expenses)}}{\text{Financial Income}}$ x 100 = 53,63		

Venezolano de Crédito, S.A.Banco Universal

Issued and Paid-in Capital:Bs.42,000,000 - Reserves: Bs.117,437,087

Unofficial Convenience Translation

Balance at October 31, 2004 (in thousands of Bolivars)

	Month Ended 10/31/2004	
Assets	**Venezuela Operations**	**Consolidated with Foreign Branches and Offices**
Current Assets	230,437,312	230,964,544
Cash	21,721,793	21,744,990
Central Bank of Venezuela	162,335,116	162,335,116
Banks and other National Financial Institutions	0	0
Banks and Foreign Branches	14,172,436	14,616,401
Main Office and Branches	0	0
Short Term Negotiable Instruments	32,207,967	32,268,037
(Allowances for Current Assets)	0	0
Investments in Financial Instruments	461,571,815	591,773,228
Placements in The Central Bank of Venezuela and Interbanking Operations	338,510,889	351,615,111
Investments in Negotiable Financial Instruments	49	49
Investments in Financial Instruments Available for Sale	2,856,813	22,650,392
Investments in Financial Instruments to be Collected at Maturity	33,405,000	128,927,490
Restricted Liquidity Investments	86,799,064	88,580,186
Investments in Other Financial Instruments	0	0
(Allowance for Investments in Financial Instruments)	0	0
Loan Portfolio	601,937,706	601,937,706
Current Loans	605,383,344	605,383,344
Restructured Loans	3,313,792	3,313,792
Overdue Loans	2,288,124	2,288,124
Loans in Litigation	2,789,717	2,789,717
(Allowance for Loan Portfolio)	(11,837,271)	(11,837,271)
Interest and Commissions Receivable	10,238,846	10,308,135
Revenues Receivable for Current Assets	23,788	23,788
Revenues Receivable for Investments in Financial Instruments	3,904,272	3,973,561
Revenues Receivable for Loan Portfolio	5,741,901	5,741,901
Commissions Receivable	811,885	811,885
Revenues and Commissions Receivable for Other Accounts Receivable	0	0
(Allowance for Revenues Receivable for Loan Portfolio and Others)	(243,000)	(243,000)
Investments in Subsidiaries, Affiliates and Branches	17,280,083	5,589,170
Investments in Subsidiaries and Affiliates	5,617,471	5,617,471
Investment in Branches	11,690,913	0
(Allowance for Investments in Subsidiaries, Affiliates and Branches)	(28,301)	(28,301)
Liquid Assets	7,724,141	7,724,141
Durable Goods	28,293,309	28,293,309
Other Assets	17,087,405	17,238,338
Total Assets	**1,374,570,617**	**1,493,828,571**

Liabilities	Month Ended 10/31/2004 **Venezuela Operations**	**Consolidated with Foreign Branches and Offices**
Deposits from the Public	1,060,772,840	1,176,842,614
Checking Account Deposits	498,481,223	575,873,938
Non-Interest Bearing Checking Accounts	273,052,740	273,052,740
Interest Bearing Checking Accounts	225,428,483	302,821,198
Other At-Sight Obligations	31,473,267	31,711,643
Money Desk Operations Obligations	0	0
Savings Deposits	159,605,662	159,605,662
Time Deposits	349,527,743	350,592,012
Securities Issued by the Institution	0	0
Restricted Deposits from the Public	21,684,945	59,059,359
Obligations with Central Bank of Venezuela	0	0
Deposits and Obligations with the National Savings and Loan Bank	0	0
Other Financing	75,068,674	77,915,144
Obligations with National Financial Institutions for up to one year	24,791,132	24,791,132
Obligations with National Financial Institutions for more than one year	0	0
Obligations with Foreign Financial Institutions for up to one year	49,792,905	52,639,375
Obligations with Foreign Financial Institutions for more than one year	0	0
Obligations for Other Financings for up to one year	0	0
Obligations for Other Financings for more than one year	484,637	484,637
Other Obligations due to Intermediation	121,311	121,311
Interest and Commissions Payable	2,216,116	2,216,580
Expenses Payable for Deposits from the Public	2,163,603	2,164,067
Expenses Payable for Obligations with Central Bank of Venezuela	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0
Expenses Payable for Other Financings	52,513	52,513
Expenses Payable for Other Obligations due to Intermediation	0	0
Expenses Payable for Obligations Convertible to Capital	0	0
Expenses Payable for Subordinated Obligations	0	0
Other Liabilities	56,099,505	56,440,751
Subordinated Obligations	0	0
Obligations Convertible to Capital	0	0
Total Liabilities	**1,194,278,446**	**1,313,536,400**
Operations	20,855,084	20,855,084

Shareholder's Equity	Month Ended 10/31/2004 Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	42,000,000	42,000,000
Paid-in Capital	42,000,000	42,000,000
Capital Contributions not Capitalized	27,385,896	27,385,896
Capital Reserves	44,952,889	44,952,889
Adjustments to Shareholder's Equity	0	0
Retained Earnings	44,406,437	44,406,437
Unrealized Gain or Loss on Investments in Financial Instruments Available for Sale	691,865	691,865
(Treasury Shares)	0	0
Total Shareholder's Equity	**159,437,087**	**159,437,087**
Total Liabilities and Shareholder's Equity	**1,374,570,617**	**1,493,828,571**
Contingent Debtor Accounts	311,726,704	311,726,704
Trust Assets	2,413,387,543	2,413,387,543
Trust Charges	96,807,201	96,807,201
Debtor Accounts for other Trust Charges (Residential Mutual Fund)	0	0
Other Debtor Accounts for Residential Mutual Fund	0	0
Other Memoranda Item's Debtor Accounts	1,654,024,409	1,654,863,657
Other Registration Debtor Accounts	0	0
Transferred Investments	0	0
Month's Loans to Agricultural Sector	1,405,000	1,405,000
Accumulated Loans to Agricultural Sector	64,090,379	64,090,379
Deposits of Official Entities	1,667,304	1,667,304
Micro Credits	14,273,840	12,273,840
Current Loans Adapted to Resolution number 056.03	7,488,237	7,488,237
Vehicle Loans Under Balloon Payment Mode	0	0
Indexed Mortgage Loans Under The Housing Savings System	0	0
Mortgage Loans Outside The Housing Savings System	0	0

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Public, State Municipal and District Capital's Administrations	Decentralized Entities and Other Entities Under Special Administration	Total
Investment	976,729	4,325,253	0	0	0	5,301,982
Guaranty	0	2,045,048,615	0	0	0	2,045,048,615
Administration	2,217,609	359,870,986	161,224	60,823	726,304	363,036,946
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**3,194,338**	**2,409,244,854**	**161,224**	**60,823**	**726,304**	**2,413,387,543**

Statement of Published Earnings for the Period from July 01, 2004 – October 31, 2004 (in thousands of Bolivars)

Unofficial Translation

	4 Months Ended 10/31/2004	
	Venezuela Operations	**Consolidated with Foreign Branches and Offices**
Financial Income	51,194,980	52,028,674
Current Assets Income	309	3,944
Investments in Financial Instrument Income	18,201,646	19,031,705
Loan Portfolio Income	32,167,859	32,167,859
Other Accounts Receivable Income	762,338	762,338
Investments in Subsidiaries, Affiliates and Branches Income	0	0
Main Office and Branches Income	0	0
Other Financial Income	62,828	62,828
Financial Expenses	8,280,176	8,400,785
Deposit from Public Expenses	8,071,562	8,192,171
Obligations with Central Bank of Venezuela Expenses	0	0
Deposit and Obligations with National Savings and Loan Bank Expenses	0	0
Other Financings Expenses	143,006	143,006
Obligations due to Intermediation Expenses	65,608	65,608
Subordinated Obligations Expenses	0	0
Obligations Convertible to Capital Expenses	0	0
Main Office and Branches Expenses	0	0
Other Financial Expenses	0	0
Gross Financial Margin	42,914,804	43,627,889
Recovery of Financial Assets Income	57,254	57,254
Non-Collectibles and Devaluation of Financial Assets Expenses	1,087,860	1,087,860
Non-Collectibles of Debts and other Accounts Receivable Expenses	1,087,860	1,087,860
Constitution of Allowances and Adjustments of Current Assets	0	0
Net Financial Margin	41,884,198	2,597,283
Other Operative Income	16,708,966	16,830,004
Other Operative Expenses	2,474,908	2,828,660
Intermediation Margin	56,118,256	56,598,627
Transformation Expenses	29,506,029	29,718,720
Personnel Expenses	13,933,666	13,971,739
General and Administrative Expenses	13,609,514	13,784,132
FOGADE Contributions	1,462,010	1,462,010
Superintendence of Banks Contributions	500,839	500,839
Gross Operative Margin	26,612,227	26,879,907
Realizable Goods Income	299,053	299,053
Special Programs Income	0	0
Various Operative Income	1,316,371	1,316,803
Realizable Goods Expense	875,614	875,614
Depreciation, Amortization and Devaluation of Diverse Assets Expenses	38,284	38,284
Various Operative Expenses	4,434,604	4,702,716
Net Business Margin	22,879,149	22,879,149

Extraordinary Income	119,935	119,935
Extraordinary Expenses	244,000	244,000
Income Before Taxes	22,755,084	22,755,084
Income Tax	1,900,000	1,900,000
Net Income	**20,855,084**	**20,855,084**

Financial Ratios

1.	**Shareholder's Equity**	**4.**	**Profitability**
1.1	(Shareholder's' Equity + Operations) x 100 = 12,07 Total Assets	4.1	Net Income x 100 = 4,48 Average Asset
1.2	Non-Yielding Assets x 100 = 166,17 (Shareholder's' Equity +Operations)	4.2	Net Income x 100 = 38,30 Average Shareholder's' Equity
2.	**Banking Solvency and Assets' Quality**	**5.**	**Liquidity**
2.1	Allowance for Loan Portfolio Losses x 100 = 1,95 Gross Loan Portfolio	5.1	Current Assets x 100 = 19,63 Deposits from the Public
2.2	Gross Immobilized Portfolio x 100 = 0,83 Gross Loan Portfolio	5.2	(Current Assets + Investments in Negotiable Instruments) x 100 = 69,91 Deposits from the Public
3.	**Management**		
3.1	(Personnel Expenses + Operating Expenses) x 100 = 7,48 Average Yielding Asset		
3.2	(Personnel Expenses + Operating Expenses) x 100 = 53,35 Financial Income		

Venezolano de Crédito, S.A. Banco Universal

Issued and Paid-in Capital: Bs. 50,400,000 - Reserves: Bs. 109,111,402

Unofficial Convenience Translation

Balance at November 30, 2004 (In thousands of Bolivars)

Assets	Month Ended 11/30/2004	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	245,771,761	246,413,566
Cash	32,172,944	32,202,078
Central Bank of Venezuela	166,150,889	166,150,889
Banks and other National Financial Institutions	0	0
Banks and Foreign Branches	7,188,106	7,684,339
Main Office and Branches	0	0
Short Term Negotiable Instruments	40,259,822	40,376,260
(Allowances for Current Assets)	0	0
Investments in Financial Instruments	421,874,190	558,383,126
Placements in The Central Bank of Venezuela and Interbanking Operations	277,834,349	290,510,802
Investments in Negotiable Financial Instruments	47	47
Investments in Financial Instruments Available for Sale	2,971,730	22,724,707
Investment in Financial Instruments to be Collected at Maturity	43,405,000	145,701,135
Restricted Liquidity Investments	97,663,064	99,446,435
Investments in Other Financial Instruments	0	0
(Allowance for Investments in Financial Instruments)	0	0
Loan Portfolio	665,524,632	665,524,632
Current Loans	669,885,262	669,885,262
Restructured Loans	3,255,931	3,255,931
Overdue Loans	2,429,122	2,429,122
Loans in Litigation	1,793,588	1,793,588
(Allowance for Loan Portfolio)	(11,839,271)	(11,839,271)
Interest and Commissions Receivable	11,181,612	11,277,801
Revenues Receivable for Current Assets	37,670	37,670
Revenues Receivable for Investments in Financial Instruments	3,969,607	4,065,796
Revenues Receivable for Loan Portfolio	6,520,107	6,520,107
Commissions Receivable	1,021,268	1,021,268
Revenues and Commissions Receivable for Other Accounts Receivable	0	0
(Allowance for Revenues Receivable for Loan Portfolio and Others)	(367,040)	(367,040)
Investments in Subsidiaries, Affiliates and Branches	17,340,434	5,597,753
Investments in Subsidiaries and Affiliates	5,626,054	5,626,054
Investments in Branches	11,742,681	0
(Allowance for Investments in Subsidiaries, Affiliates and Branches)	(28,301)	(28,301)
Liquid Assets	8,432,386	8,432,386
Durable Goods	28,093,800	28,093,800
Other Assets	18,240,727	18,368,475
Total Assets	**1,416,459,542**	**1,542,091,539**

Liabilities	Month Ended 11/30/2004 Venezuela Operations	Consolidated with Foreign Branches and Offices
Deposits from the Public	1,127,973,905	1,250,805,452
Checking Account Deposits	682,174,341	764,902,964
Non-Interest Bearing Checking Accounts	316,584,492	316,584,492
Interest Bearing Checking Accounts	365,589,849	448,318,472
Other At-Sight Obligations	30,273,771	30,373,248
Money Desk Operations Obligations	0	0
Savings Deposits	173,933,697	173,933,697
Time Deposits	218,870,675	219,934,971
Securities Issued by the Institution	0	0
Restricted Deposits from the Public	22,721,421	61,660,572
Obligations with Central Bank of Venezuela	0	0
Deposits and Obligations with the National Savings and Loan Bank	0	0
Other Financing	40,854,626	43,253,696
Obligations with National Financial Institutions for up to one year	32,498,423	32,498,423
Obligations with National Financial Institutions for more than one year	0	0
Obligations with Foreign Financial Institutions for up to one year	7,871,566	10,270,636
Obligations with Foreign Financial Institutions for more than one year	0	0
Obligations for Other Financings for up to one year	0	0
Obligations for Other Financings for more than one year	484,637	484,637
Other Obligations due to Intermediation	161,540	161,540
Interest and Commissions Payable	2,081,568	2,082,196
Expenses Payable for Deposits from the Public	2,009,259	2,009,887
Expenses Payable for Obligations with Central Bank of Venezuela	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0
Expenses Payable for Other Financings	72,309	72,309
Expenses Payable for Other Obligations due to Intermediation	0	0
Expenses Payable for Obligations Convertible to Capital	0	0
Expenses Payable for Subordinated Obligations	0	0
Other Liabilities	59,044,484	59,445,236
Subordinated Obligations	0	0
Obligations Convertible to Capital	0	0
Total Liabilities	**1,230,116,123**	**1,355,748,120**
Operations	26,832,017	26,832,017

Shareholder's Equity	Month Ended 11/30/2004 Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	50,400,000	50,400,000
Paid-in Capital	50,400,000	50,400,000
Capital Contributions not Capitalized	27,385,896	27,385,896
Capital Reserves	44,952,889	44,952,889
Adjustments to Shareholder's Equity	0	0
Retained Earnings	36,006,437	36,006,437
Unrealized Gain or Loss on Investments in Financial Instruments Available for Sale	766,180	766,180
(Treasury Shares)	0	0
Total Shareholder's Equity	**159,511,402**	**159,511,402**
Total Liabilities and Shareholder's Equity	**1,416,459,542**	**1,542,091,539**
Contingent Debtor Accounts	330,854,465	331,227,358
Trust Assets	2,391,723,725	2,391,723,725
Trust Charges	96,807,201	96,807,201
Debtor Accounts for other Trust Charges (Residential Mutual Fund)	0	0
Other Debtor Accounts for Residential Mutual Fund	0	0
Other Memoranda Item's Debtor Accounts	1,639,062,539	1,639,555,664
Other Registration Debtor Accounts	0	0
Transferred Investments	0	0
Month's Loans to Agricultural Sector	15,610,164	15,610,164
Accumulated Loans to Agricultural Sector	77,349,942	77,349,942
Deposits of Official Entities	1,480,625	1,480,625
Micro Credits	15,534,066	15,534,066
Current Loans Adapted to Resolution Number 056.03	6,890,151	6,890,151
Vehicle Loans Under Balloon Payment Mode	0	0
Indexed Mortgage Loans Under The Housing Savings System	0	0
Mortgage Loans Outside The Housing Saving System	0	0

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Public, State Municipal and District Capital's Administrations	Decentralized Entities and Other Entities Under Special Administration	Total
Investment	893,151	4,170,867	0	0	0	5,064,018
Guaranty	0	2,039,983,175	0	0	0	2,039,983,175
Administration	2,224,525	343,501,112	163,282	61,418	726,195	346,676,532
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**3,117,676**	**2,387,655,154**	**163,282**	**61,418**	**726,195**	**2,391,723,725**

Statement of Published Earnings for the Period from July 01, 2004 - November 30, 2004 (In Thousands of Bolivars)

Unofficial Translation

	5 Month Ended 11/30/2004	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	64,501,279	65,560,216
Current Assets Income	497	1,907
Investments in Financial Instrument Income	22,442,533	23,500,060
Loan Portfolio Income	40,953,346	40,953,346
Other Accounts Receivable Income	1,036,375	1,036,375
Investments in Subsidiaries, Affiliates and Branches Income	0	0
Main Office and Branches Income	0	0
Other Fiancial Income	68,528	68,528
Financial Expenses	10,565,058	10,727,585
Deposit from Public Expenses	10,296,217	10,458,744
Obligations with Central Bank of Venezuela Expenses	0	0
Deposit and Obligations with National Savings and Loan Bank Expenses	0	0
Other Financings Expenses	193,466	193,466
Obligations due to Intermediation Expenses	75,375	75,375
Subordinated Obligations Expenses	0	0
Obligations Convertible to Capital Expenses	0	0
Main Office and Branches Expenses	0	0
Other Financial Expenses	0	0
Gross Financial Margin	53,936,221	54,832,631
Recovery of Financial Assets Income	78,531	78,531
Non-Collectibles and Devalutation of Financial Assets Expenses	1,225,850	1,225,850
Non-Collectibles of Debts and other Accounts Receivable Expenses	1,225,850	1,225,850
Constitution of Allowances and Adjustments of Current Assets	0	0
Net Financial Margin	52,788,902	53,685,312
Other Operative Income	20,476,247	20,560,822
Other Operative Expenses	2,878,364	3,259,576
Intermediation Margin	70,386,785	70,986,558
Tansformation Expenses	37,372,637	37,627,463
Personnel Expenses	17,652,608	17,697,182
General and Administrative Expenses	17,266,469	17,476,721
FOGADE Contributions	1,827,512	1,827,512
Superintendence of Banks Constributions	626,048	626,048
Gross Operative Margin	33,014,148	33,359,095
Realizable Goods Income	517,434	517,434
Special Programs Income	0	0
Various Operative Income	1,641,958	1,642,390
Realizable Goods Expense	1,073,825	1,073,825
Depreciation, Amortization and Devaluation of Diverse Assets Expenses	47,855	47,855
Various Operative Expenses	4,605,778	4,951,157
Net Business Margin	29,446,082	29,446,082
Extraordinary Income	119,935	119,935
Extraordinary Expenses	334,000	334,000

Income Before Taxes	29,232,017	29,232,017
Income Tax	2,400,000	2,400,000
Net Income	26,832,017	29,832,017

Financial Ratios

1. Shareholder's Equity	4. Profitability
1.1. (Shareholder's Equity + Operations) / Total Assets x 100 = 12.08 1.2. Non-Yielding Assets / (Shareholders's' Equity + Operations x 100 = 170.01	4.1. Net Income / Average Asset x 100 = 4.53 4.2. Net Income / Average Shareholder's' Equity x 100 = 39.41
2.2. Banking Solvency and Assets' Quality	5. Liquidity
2.1. Allowance for Loan Portfolio Losses / Gross Loan Portfolio x 100 = 1.75 2.2. Gross Immobilized Portfolio / Gross Loan Portfolio x 100 = 0.62	5.1. Current Assets / Deposits from the Public x 100 = 19.70 5.2. (Current Assets + Invetments in Negotiable Instruments) / Deposits from the Public x100 = 64.34
3. Management	
3.1. (Personnel Expenses + Operating Expenses) / Average Yielding Asset x 100 = 7.48 3.2. (Personnel Expenses + Operating Expenses) / Financial Income x 100 = 53.65	

Summary Translation of Call to Shareholders Meeting
Date: July 28, 2004
Publications: "El Universal" and "El Nacional"

Shareholders are notified of Ordinary Shareholders Meeting to be held on August 12, 2004 and of the following matters to be decided at such meeting:

1. To inform about the accounts of **Venezolano de Crédito, S.A. Banco Universal** corresponding to the first half of 2004, to be presented by the Board of Directors on the Basis of the report submitted by the Directive Committee and discuss, approve or modify the Financial Statements as of June 30, 2004 together with the external auditors and the examiners reports.
2. To Fix the remuneration of the Commissaries.
3. To consider and resolve on the provisions of Paragraph XIII of Article 20 of the Article of Incorporation and By-Laws of the Bank, in agreement with Section I of Article 34 and of Paragraph II Article 42 thereof concerning Cash Dividends.
4. To consider about Capital Increase of the Bank up to the Amount of VEB. 50.400.000.000,00, distributing the new shares with dividend and reforming consequently the Article 4 of the Bank Document of Incorporation / By-Laws.

**Summary Translation of Minutes of the August 12, 2004
Ordinary Shareholders Meeting**

The resolutions adopted during the August 12, 2004 Ordinary Shareholders Meeting are summarized as follow:

1. The approval of the Financial Statements for the first semester of 2004, based on the reports prepared by the Board of Directors and by the Bank's External auditors and corresponding Commissaries' Report.
2. The confirmation of the semiannual emoluments to the Bank's Commissaries in VEB. 400.000,00
3. The approval to pay the following dividends:
   a. Two (2) Quarterly Ordinary Dividend of VEB. 10,00 per share, payable in September and December of 2004.
   b. Three (3) Extraordinary Dividend:
      b.1. To pay the first of VEB. 2,00 per share at the moment of the issue of 16.800.000 shares from the capital increase stock, and that the earnings of this dividend, be used to pay the 1% tax that have to paid by the shareholders of companies who decree stock dividend.
      b.2. The second pay of VEB. 60,00 per share, payable in August 23, 2004
      b.3. The third pay not smaller than VEB. 10, 00 per share and not bigger than VEB. 250,00 per shares to be paid of February of the 2005.
4. The approval of the capital increase to VEB. 50.400.000.000,00 through the issuance of 16.800.000 new common shares, with a nominal value of VEB. 500,00 each, after giving effect to such increase, of 100.800.000 shares. This increase will be distributed as an extraordinary dividend to shareholders, one new share for every five shares owned.

Summary Translation of Press Release
Date: March 08, 2004

The Bank gives public notice of Ordinary Dividend No. 648 in the amount of VEB. 10,00 per Share, payable after March 15, 2004 to those shareholders registered at March 15, 2004.

Summary Translation of Press Release
Date: June 07, 2004

The Bank gives public notice of Ordinary Dividend No. 649 in the amount of VEB. 10,00 per Share, payable after June 17, 2004 to those shareholders registered at June 15, 2004.

Summary Translation of Press Release
Date: July 12, 2004

The Bank gives public notice of Extraordinary Dividend No. 113 in the amount of VEB. 15,15 per Share, payable after July 21, 2004 to those shareholders registered at July 19, 2004.

Summary Translation of Press Release
Date: August 03, 2004

The Bank gives public notice of Extraordinary Dividend No. 114 in the amount of VEB. 15,15 per Share, payable after August 12, 2004 to those shareholders registered at August 10, 2004.

Summary Translation of Press Release
Date: August 14, 2004

The Bank gives public notice of Extraordinary Dividend No. 115 in the amount of VEB. 60,00 per Share, payable after August 23, 2004 to those shareholders registered at August 20, 2004.

Summary Translation of Press Release
Date: September 09, 2004

The Bank gives public notice of Extraordinary Dividend No. 650 in the amount of VEB. 10,00 per Share, payable after September 22, 2004 to those shareholders registered at September 16, 2004.

Summary Translation of Press Release
Date: October 21, 2004

The Bank gives public notice of Extraordinary Dividend No. 116 in the amount of VEB. 2,00 per Share, payable after November 04, 2004 to those shareholders registered at October 28, 2004.

Summary Translation of Press Release
Date: October 21, 2004.

The Bank gives public notice of Increase of Capital the One (1) shares per share fix (5) per each shares held, payable after November 04, 2004 to those shareholders registered at October 28, 2004.

The shareholders will be given a term of 5 continuous days, staring the day of Effective Record Date of Benefits (From 11/05/04 to 11/09/04) to negotiate between them the resulting of shares fractions, if any, expired this term, the bank could offer in sale on behalf of the shareholders to other shareholders at market value, this is the average value of the trades of shares of the Bank in the Caracas Stock Exchange the last 2 days in which trades with shares of the Bank are carried out, all those rights that have not been negotiated by the owners during 5 days after the term indicated above. Fractions no negotiated will be bought by Vencred, S.A. at the market value. We need your instructions to negotiate resulting fractions.

Summary Translation of Press Release
Date: December 03, 2004

The Bank gives public notice of Ordinary Dividend No. 651 in the amount of VEB. 10,00 per Share, payable after December 17, 2004 to those shareholders registered at December 10, 2004.

Summary Translation of Press Release
Date: January 15, 2005

The Bank gives public notice of Extraordinary Dividend No. 117 in the amount of VEB. 21,31 per Share, payable after January 01, 2005 to those shareholders registered at January 21, 2005.